    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 12, 2000

                               FILE NO. 001-16057
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 10/A

                                AMENDMENT NO. 1
                                       TO
                                GENERAL FORM FOR
                           REGISTRATION OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                SDS HOLDING CO.
                (TO BE RENAMED SYBRON DENTAL SPECIALTIES, INC.)
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                      33-0920985
       (STATE OR OTHER JURISDICTION OF              (I.R.S. EMPLOYER IDENTIFICATION NO.)
        INCORPORATION OR ORGANIZATION)

           1717 WEST COLLINS AVENUE
              ORANGE, CALIFORNIA                                   92867
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                      (ZIP CODE)

                                 (714) 516-7400
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

             TITLE OF EACH CLASS                       NAME OF EACH EXCHANGE ON WHICH
             TO BE SO REGISTERED                       EACH CLASS IS TO BE REGISTERED
             -------------------                       ------------------------------
    COMMON STOCK, PAR VALUE $.01 PER SHARE                NEW YORK STOCK EXCHANGE

       PREFERRED STOCK PURCHASE RIGHTS                    NEW YORK STOCK EXCHANGE
      (ASSOCIATED WITH THE COMMON STOCK)

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  BUSINESS.

     The information required by this item is contained in the sections entitled "Introduction," "Risk Factors," "The Distribution," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of SDS and its Subsidiaries" in the Information Statement attached hereto. Those sections are incorporated herein by reference.

ITEM 2.  FINANCIAL INFORMATION.

     The information required by this item is contained in the sections entitled "Selected Historical Financial Data", "Unaudited Pro Forma Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Information Statement. Those sections are incorporated herein by reference.

ITEM 3.  PROPERTIES.

     The information required by this item is contained in the section entitled "Business of SDS and its Subsidiaries -- Properties" in the Information Statement. That section is incorporated herein by reference.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The information required by this item is contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement. That section is incorporated herein by reference.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

     The information required by this item is contained in the sections entitled "Management of SDS -- Directors" and "Management of SDS -- Executive Officers" in the Information Statement. Those sections are incorporated herein by reference.

ITEM 6.  EXECUTIVE COMPENSATION.

     The information required by this item is contained in the sections entitled "Management of SDS -- Directors' Compensation" and "Executive Compensation" in the Information Statement. Those sections are incorporated herein by reference.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The information required by this item is contained in the sections entitled "Summary," "The Distribution -- Relationship Between Apogent and SDS After the Distribution" and "Business of SDS -- Transactions and Agreements Between Sybron International and SDS" and "Management of SDS -- Certain Relationships and Related Transactions" in the Information Statement. Those sections are incorporated herein by reference.

ITEM 8.  LEGAL PROCEEDINGS.

     The information required by this item is contained in the section entitled "Business of SDS and its Subsidiaries -- Legal Proceedings" in the Information Statement. That section is incorporated herein by reference.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The information required by this item is contained in the sections entitled "Summary," "The Distribution -- Manner of Effecting the Distribution," "The Distribution -- Listing and Trading of Shares of SDS Common Stock," "The Distribution -- Dividend Policy," "Security Ownership of Certain Beneficial Owners and Management," and "Description of SDS Capital Stock" in the Information Statement. Those sections are incorporated herein by reference.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     On July 17, 2000, as part of its original incorporation, the registrant issued 100 shares of its common stock to Sybron International Corporation for a total consideration of $100, in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The section entitled "The Distribution" in the Information Statement is incorporated herein by reference. Subsequent to the Distribution, Sybron International will hold no capital stock of the registrant.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The information required by this item is contained in the sections entitled "Summary," "The Distribution -- Listing and Trading of Shares of SDS Common Stock," "The Distribution -- Dividend Policy," "Financing" and "Description of SDS Capital Stock" in the Information Statement. Those sections are incorporated herein by reference.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The information required by this item is contained in the section entitled "Liability and Indemnification of Directors and Officers" in the Information Statement. That section is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     The information required by this item is contained (i) in the sections entitled "Selected Historical Financial Data," "Unaudited Pro Forma Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Information Statement, and (ii) in the Combined Financial Statements included in the Information Statement and other financial information incorporated by reference in Item 15 hereof. Those sections, financial statements and other financial information are incorporated herein by reference.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a) Financial Statements. See "Index to Combined Financial Statements" in the Information Statement, which is incorporated herein by reference. In addition, the following financial statement schedule, not included in the Information Statement, is filed as part of the registration statement:

     Independent Auditors' Report

     Schedule II -- Valuation and Qualifying Accounts for the years ended September 30, 1997, 1998 and 1999

     (b) Exhibits. See the Exhibit Index following the Signatures page in this registration statement, which Exhibit Index is incorporated herein by reference.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SDS HOLDING CO.

                                          By: /s/ FLOYD W. PICKRELL, JR.
                                            ------------------------------------
                                              Floyd W. Pickrell, Jr.
                                              President

Date: October 12, 2000

                                SDS HOLDING CO.
                (TO BE RENAMED SYBRON DENTAL SPECIALTIES, INC.)
                               (THE "REGISTRANT")

                                 EXHIBIT INDEX
                                       TO
                         FORM 10 REGISTRATION STATEMENT
                        (AS AMENDED BY AMENDMENT NO. 1)

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
   2.1+    Form of Contribution Agreement, Plan and Agreement of
           Reorganization and Distribution between Sybron International
           Corporation ("Sybron International") and the Registrant (the
           "Contribution Agreement") (filed without exhibits, which
           will be filed by amendment)
   2.2*    Form of General Assignment, Assumption and Agreement
           Regarding Litigation, Claims and Other Liabilities between
           Sybron International and the Registrant (Exhibit C to the
           Contribution Agreement)
   2.3*    Form of Trade Name Assignment and Transitional Trade Name
           Use and License Agreement between Sybron International and the Registrant (Exhibit D to the Contribution Agreement)
   2.4*    Form of Insurance Matters Agreement between Sybron
           International and the Registrant (Exhibit E to the
           Contribution Agreement)
   2.5*    Form of Employee Benefits Agreement between Sybron
           International and the Registrant (Exhibit F to the
           Contribution Agreement)
   2.6*    Form of Tax Sharing and Indemnification Agreement between
           Sybron International and the Registrant (Exhibit G to the
           Contribution Agreement)
   2.7*    Form of Interim Administrative Services Agreement between
           Sybron International and the Registrant (Exhibit H to the
           Contribution Agreement)
   2.8*    Form of Confidentiality and Nondisclosure Agreement between
           Sybron International and the Registrant (Exhibit I to the
           Contribution Agreement)
   3.1*    Form of Restated Certificate of Incorporation
   3.2*    Form of Bylaws
   4.1*    Form of Rights Agreement between the Registrant and
           EquiServe Trust Company, N.A., as Rights Agent, including
           the Form of Certificate of Designation, Preferences and
           Rights of Series A Preferred Stock (Exhibit A), Form of
           Rights Certificate (Exhibit B) and Form of Summary of Rights
           (Exhibit C)
   4.2*    Form of Credit Agreement
  10.1+    Form of 2000 Long-Term Incentive Plan
  10.2+    Form of 2000 Outside Directors' Stock Option Plan
  10.3+    Form of Senior Executive Incentive Compensation Plan
  10.4*    Form of Executive Employment Agreement
  10.5*    Form of Indemnification Agreement for directors and
           executive officers
    21*    Subsidiaries of the Registrant
  27.1     Restated Financial Data Schedule (fiscal year ended
           September 30, 1997)
  27.2     Restated Financial Data Schedule (fiscal year ended
           September 30, 1998)
  27.3     Restated Financial Data Schedule (fiscal year ended
           September 30, 1999)
  27.4     Financial Data Schedule (nine months ended June 30, 1999)
  27.5     Financial Data Schedule (nine months ended June 30, 2000)

---------------
+ Filed with original Form 10.

* To be filed by amendment.

                               EXPLANATORY NOTES

     THE INFORMATION CONTAINED IN THIS PRELIMINARY INFORMATION STATEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT ON FORM 10 RELATING TO SDS HOLDING CO. (TO BE RENAMED SYBRON DENTAL SPECIALTIES, INC.) COMMON STOCK HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES WILL NOT BE ISSUED BEFORE THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS INFORMATION STATEMENT IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

     There are a number of conditions which must be satisfied before the Distribution and related transactions described in the Information Statement occur, including (i) receipt by Sybron International Corporation of a favorable ruling from the Internal Revenue Service concerning the tax-free nature of the Distribution, (ii) effectiveness of the registration statement on Form 10, (iii) appropriate stock market conditions for the Distribution, (iv) financing for the registrant and Sybron International Corporation as independent companies, (v) the completion of certain internal restructuring steps, including the transfer of the current Sybron Dental Specialties, Inc. and its dental businesses to the registrant, now named SDS Holding Co. but to be renamed Sybron Dental Specialties, Inc. at the time of the Distribution, (vi) receipt of approval to list SDS's common stock on the New York Stock Exchange, and (vii) approval by Sybron International's board of directors of the final terms of the Distribution. The registration statement on Form 10 and the Information Statement generally have been prepared on a prospective basis as if such conditions have been satisfied and under the assumption that, among other things, the Distribution and related transactions described in the Information Statement will occur as described. Certain conditions have not yet been satisfied and the Distribution and related transactions have not yet occurred, however, and we cannot be certain that they will occur or will occur exactly as described. We will amend or supplement the registration statement and Information Statement to reflect any significant modifications or variations in the proposed Distribution and related transactions.

                              [SYBRON LETTERHEAD]

                                                      , 2000

Dear Shareholder:

     On April 24, 2000, we announced a plan to spin off Sybron International's dental group as a separate publicly traded company. The spin-off will be effected by way of a pro rata dividend of the stock of Sybron Dental Specialties, Inc. ("SDS"), a newly organized Delaware subsidiary of Sybron International, to Sybron International shareholders. SDS, through its subsidiaries, will own and operate all of our dental group businesses. On
            , 2000, Sybron International's board of directors declared a pro rata distribution (or spin-off) to Sybron International's shareholders of the common stock and related preferred stock purchase rights of SDS (the "Distribution"). Following the Distribution, you will own shares in both SDS, which will then be an independent public company, and Sybron International, which will continue to operate the company's laboratory products businesses. As previously announced, Sybron International intends to change its name to "Apogent Technologies Inc." in connection with the Distribution. The attached Information Statement, which is being mailed to all Sybron International shareholders, describes the Distribution in detail.

     Your board of directors has determined that the Distribution is in the best interest of Sybron International's shareholders. Our dental and laboratory products businesses are distinct operations with different opportunities, challenges, strategies and means of doing business. The Distribution will permit the management of each company to focus on the opportunities specific to the business of that particular enterprise. We believe this will provide enhanced growth through both internal expansion and a disciplined acquisition strategy. Additionally, the Distribution will greatly simplify the business profile of each of the businesses, allowing investors to more easily evaluate each of the companies in the future.

     Shareholders of record as of           , 2000, will receive
shares of SDS common stock for every share of Sybron International common stock they own (and a cash payment instead of any fractional share of SDS common
stock). SDS share certificates will be mailed beginning             , 2000. No
action is required on your part to receive your SDS shares. You will not be required to pay anything for your SDS shares or to surrender your Sybron International shares. Based on a ruling we have received from the Internal Revenue Service, your receipt of SDS shares in the Distribution will be tax-free for U.S. federal income tax purposes, but any cash that you receive instead of fractional shares will be taxable to you. You should, of course, consult your own tax advisor as to the particular consequences of the Distribution to you.

     Following the Distribution, we expect that SDS's common stock will be traded on the New York Stock Exchange and that its ticker symbol will be "SYD." Sybron International will continue to trade on the New York Stock Exchange, but after its stock begins to trade separately from SDS stock it will begin to do business as "Apogent Technologies" and will change its ticker symbol to "AOT" pending shareholder approval of its formal name change to Apogent Technologies Inc.

     Our board of directors and management teams are excited about the opportunities for both SDS and Sybron International following the Distribution. We believe that the improved business focus and financial flexibility that will result from this transaction will benefit our shareholders, customers, and employees.

                                          Sincerely,

                                          /s/ Kenneth F. Yontz
                                          Kenneth F. Yontz
                                          Chairman, President and
                                          Chief Executive Officer

                                   [ADDRESS]

                  [SYBRON DENTAL SPECIALTIES, INC. LETTERHEAD]

                                                      , 2000

Dear Sybron Dental Specialties Stockholder:

     On behalf of the entire management and staff of Sybron Dental Specialties, I am pleased to welcome you as a stockholder in our company.

     We are, and will continue to be, a significant force in the dental world with marquee names such as Kerr(R) and Ormco(R). This spin-off will position us as the second largest publicly traded dental manufacturing company in the world, with more than 40% of our sales outside of the United States. Our focus is on dental consumables and we are very proud of our long history of growth at both the revenue and earnings lines.

     This is a very exciting time and our entire workforce is enthusiastic about our future. We believe this move represents an opportunity for our employees and stockholders as well as the customers we serve. Accordingly, we look forward to building stockholder value through continued growth.

     Congratulations on becoming one of the "founding" stockholders in Sybron Dental Specialties.

                                          Very truly yours,

                                          /s/ Floyd W. Pickrell
                                          Floyd W. Pickrell
                                          President and
                                          Chief Executive Officer

      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

                    PRELIMINARY COPY DATED OCTOBER 12, 2000

                             INFORMATION STATEMENT

                        SYBRON DENTAL SPECIALTIES, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

     We are providing this Information Statement to you as a shareholder of Sybron International Corporation ("Sybron International") in connection with the distribution by Sybron International to its shareholders of all of the outstanding shares of Sybron Dental Specialties, Inc. ("SDS") common stock and related preferred stock purchase rights (the "Distribution"). SDS will own and operate, through its subsidiaries, what is currently Sybron International's Professional Dental, Orthodontics and Infection Control Products business segments (the "Dental Business").

     We expect to make the Distribution on             , 2000, to holders of
record of Sybron International common stock on             , 2000. If you are a
Sybron International shareholder at the close of business on the record date,
you will receive        shares of SDS common stock and related rights for every
share of Sybron International stock you own on that date (plus cash instead of any fractional shares). We have applied to list the SDS common stock and related rights on the New York Stock Exchange under the symbol "SYD." Certificates for the SDS shares will be mailed to you, or your brokerage account will be credited
with the SDS shares, on or about             , 2000. You will not be required to
pay anything for the shares of SDS common stock and related rights distributed to you, nor will you be required to surrender or exchange any of your shares of Sybron International common stock. The Distribution is intended to be tax-free to Sybron International shareholders, except for the receipt of cash in lieu of fractional shares, and we have received a ruling from the Internal Revenue Service to that effect.

     NO SHAREHOLDER APPROVAL OF THE DISTRIBUTION IS REQUIRED OR IS SOUGHT. WE ARE NOT ASKING YOU FOR A PROXY.

     Sybron International will continue to own and operate its Labware and Life Sciences, Clinical and Industrial, Diagnostics and Microbiology and Laboratory Equipment business segments (the "Laboratory Business") and intends (subject to shareholder approval) to change its name to "Apogent Technologies Inc." at its first annual meeting of shareholders after the Distribution. However, it will begin doing business as "Apogent Technologies" as soon as its stock begins to trade separately from SDS stock. At that time we expect that Sybron International common stock will trade on the NYSE under the symbol "AOT."

     AS YOU REVIEW THIS INFORMATION STATEMENT, YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE [9].

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED WHETHER THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The date of this Information Statement is             , 2000.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
INTRODUCTION................................................       1
QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION................       1
SUMMARY.....................................................       4
FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS...........       7
RISK FACTORS................................................       9
  Risk Factors Relating to Separating SDS from Sybron
     International..........................................       9
  Risk Factors Relating to SDS's Business...................      11
THE DISTRIBUTION............................................      13
  Background of and Reasons for the Distribution............      13
  Distribution Agent........................................      16
  Manner of Effecting the Distribution......................      16
  Federal Income Tax Consequences of the Distribution.......      17
  Listing and Trading of Shares of SDS Common Stock.........      18
  Dividend Policy...........................................      19
  Relationship Between Apogent and SDS After the
     Distribution...........................................      19
  Distribution Conditions...................................      19
FINANCING...................................................      21
  Arrangements Related to the Distribution..................      21
  Credit Facilities.........................................      21
SELECTED HISTORICAL FINANCIAL DATA..........................      23
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION..........      24
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................      31
  General...................................................      31
  Special Charges...........................................      31
  Sales and Operating Income Growth.........................      33
  1999 and the First Nine Months of Fiscal 2000
     Acquisitions...........................................      33
  International Operations..................................      34
  Legal Proceedings.........................................      35
  Results of Operations.....................................      35
  Inflation.................................................      43
  Liquidity and Capital Resources...........................      43
  European Economic Monetary Unit...........................      46
  Cautionary Factors........................................      46
  Quantitative and Qualitative Disclosures About Market
     Risk...................................................      47
BUSINESS OF SDS AND ITS SUBSIDIARIES........................      49
  General...................................................      49
  Business Segments.........................................      50
  New Products..............................................      51
  Markets; Distribution.....................................      51
  International.............................................      52
  Competition...............................................      53
  Internet Strategy.........................................      53
  Backlog...................................................      53
  Research and Development..................................      54
  Employees.................................................      54
  Patents, Trademarks and Licenses..........................      54

                                                                PAGE
                                                                ----
  Regulation................................................      55
  Raw Materials.............................................      57
  Risks Attendant to Foreign Operations.....................      57
  Reliance on Key Distributors..............................      57
  Properties................................................      58
  Legal Proceedings.........................................      58
  Transactions and Agreements Between Sybron International
     and SDS................................................      58
MANAGEMENT OF SDS...........................................      61
  Directors.................................................      61
  Directors Meetings and Committees.........................      62
  Directors' Compensation...................................      63
  Executive Officers........................................      63
  Certain Relationships and Related Transactions............      65
EXECUTIVE COMPENSATION......................................      66
  Summary Compensation Table................................      66
  Stock Options.............................................      67
  Compensation Plans........................................      69
  Employment Agreements.....................................      76
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................      78
DESCRIPTION OF SDS CAPITAL STOCK............................      80
  Authorized Capital Stock..................................      80
  Common Stock..............................................      80
  Preferred Stock...........................................      80
  Preferred Stock Purchase Rights...........................      81
  Certificate of Incorporation and Bylaw Provisions That May
     Have Anti-Takeover Effects.............................      82
  Section 203 of the Delaware General Corporation Law.......      84
LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.....      85
  Limitations on Liability of Directors.....................      85
  Indemnification and Insurance.............................      85
INDEPENDENT PUBLIC ACCOUNTANTS..............................      86
2001 ANNUAL MEETING AND STOCKHOLDER PROPOSALS...............      86
WHERE YOU CAN FIND ADDITIONAL INFORMATION...................      86
INDEX TO COMBINED FINANCIAL STATEMENTS......................     F-1

                                  INTRODUCTION

     Sybron International Corporation ("Sybron International") is spinning off its dental business by way of a pro rata distribution to its shareholders of all of the outstanding shares of Sybron Dental Specialties, Inc. ("SDS") common stock and related preferred stock purchase rights (the "Distribution"). SDS will own Pinnacle Products, Inc. and Sybron Dental Management, Inc. (formerly known as Sybron Dental Specialties, Inc., this subsidiary changed its name in connection with the Distribution), which in turn own the companies that operate what is currently Sybron International's Professional Dental, Orthodontics and Infection Control Products business segments that constitute the Dental Business. Sybron International plans to change its name to Apogent Technologies Inc. in connection with the Distribution and upon approval by its shareholders, and it will begin doing business as "Apogent Technologies" at the time its stock is first eligible for trading separately from SDS stock.

     When we use the term "Sybron International" in this Information Statement, we are generally referring to Sybron International Corporation as the publicly traded company which is the corporate parent of SDS prior to the Distribution, at which time SDS is not a separate, publicly traded company, and when we use the term "Apogent" or "Apogent Technologies Inc." in this Information Statement, we are generally referring to that same publicly traded company following the Distribution, at which time it will have no corporate relationship with SDS.

     When we use the terms "SDS," "we" or "our" in this Information Statement, we are referring to Sybron Dental Specialties, Inc. and its subsidiaries, except when we are discussing the SDS common stock (which refers exclusively to SDS), or as the context otherwise requires. Our fiscal year ends on September 30. All references to a particular year mean the fiscal year ended on September 30 of that year, unless we indicate otherwise. In October 1998, Pinnacle Products of Wisconsin, Inc. merged with a subsidiary of Sybron International formed for that purpose. The merger was accounted for as a pooling of interests; accordingly, all financial statements and accompanying notes have been restated to reflect the merger.

                  QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

     The following questions and answers, together with the summary that follows, highlight important information about the Distribution of SDS stock. Because these sections are a summary, they may not contain all of the information that is important to you. You should read the entire Information Statement for more complete information.

Q: WHO IS SYBRON DENTAL SPECIALTIES, INC.?

A: Sybron Dental Specialties, Inc. is the newly organized Delaware corporation that, through its subsidiaries, will independently own and operate Sybron International's Dental Business following the Distribution described in this Information Statement. Immediately following the Distribution, our subsidiaries will continue to have leading positions in three business segments: (a) Professional Dental, (b) Orthodontics and (c) Infection Control Products.

Q: WHO IS APOGENT TECHNOLOGIES INC.?

A: "Apogent Technologies Inc." is expected to become the new name of Sybron
   International shortly after the Distribution. Sybron International plans to seek approval for the name change from its shareholders at the 2001 annual meeting, but it will begin doing business as "Apogent Technologies" as soon as its stock is eligible for trading separately from the SDS stock. Apogent Technologies will continue to own the subsidiaries in the four business segments within Sybron International's laboratory products group that constitute the Laboratory Business: (a) Laboratory and Life Sciences, (b) Clinical and Industrial, (c) Diagnostics and Microbiology and (d) Laboratory Equipment. As soon as Sybron International begins doing business as "Apogent Technologies" we expect Apogent common stock to trade on the NYSE under the symbol "AOT."

Q: WHAT WILL HAPPEN IN THE DISTRIBUTION?

A: Sybron International is separating its Dental Business from its Laboratory
   Business. Sybron International will accomplish this by distributing all of the outstanding stock of SDS (which, through its subsidiaries, operates the Dental Business) to the Sybron International shareholders. Sybron International will retain the Laboratory Business, but it will not retain any shares of SDS stock following the Distribution. This type of distribution is often called a spin-off. If you are a Sybron International shareholder on
               , 2000, you will receive SDS stock in the Distribution. You will retain your stock in Sybron International, which will own only the Laboratory Business and will begin doing business as "Apogent Technologies" at the time its stock is first eligible for trading separately from SDS stock. It will formally change its name to "Apogent Technologies Inc." once shareholder approval is obtained at the 2001 annual meeting. Upon completion of the Distribution, you will own shares in two separately traded public companies, SDS and Apogent.

Q: WHAT DO I HAVE TO DO?

A: Nothing. No proxy or vote is necessary for the Distribution to occur. You do not need to, and should not, mail in any certificates for Sybron International stock in order to receive SDS stock in the Distribution.

Q: WHAT WILL I RECEIVE IN THE DISTRIBUTION?

A: You will receive        shares of SDS common stock for every share of Sybron
   International stock you own as of the Record Date, with a cash payment instead of any fractional share of SDS stock. All fractional shares which would otherwise be distributed to you will be combined with those of all other Sybron International shareholders and will be sold by EquiServe Trust Company, N.A., the distribution agent, in the open market at then-current prices. You will receive your pro-rata portion of the share proceeds shortly after the Distribution. The shares of SDS stock you receive will also include associated preferred stock purchase rights that are designed to encourage a potential acquirer of at least [15%] of SDS's outstanding common stock to negotiate with the SDS board of directors rather than proceed unilaterally. For more information about the preferred stock purchase rights, see "Description of SDS Capital Stock -- Preferred Stock Purchase Rights."

Q: DO I HAVE TO PAY INCOME TAXES ON THE RECEIPT OF MY SDS STOCK?

A: No. Sybron International has received a ruling from the IRS that the receipt of SDS stock in the Distribution will be tax-free to its U.S. shareholders for federal income tax purposes. However, any cash that you receive instead of fractional shares of SDS stock will be taxable to you. See "The Distribution -- Federal Income Tax Consequences of the Distribution."

Q: WILL SDS STOCK BE LISTED ON ANY EXCHANGE?

A: Yes. SDS has applied for approval to list its stock on the New York Stock
   Exchange and will trade under the symbol "SYD." The stock of Sybron International will also continue to be listed on the New York Stock Exchange. However, once it begins doing business as "Apogent Technologies," it will trade under the symbol "AOT."

Q: WHAT WILL HAPPEN TO THE TRADING OF SYBRON INTERNATIONAL AND SDS STOCK?

A: Beginning on or about             , 2000, and continuing through
               , 2000, you will be able to sell your Sybron International stock in one of two ways:

   - You may sell your Sybron International stock "regular way" with due-bills for the SDS stock. If you choose to sell your Sybron International stock this way, you will be giving up your right to receive SDS stock in the Distribution with respect to the shares sold.

   - Alternatively, you may sell your Sybron International stock in an ex-distribution/"when issued" market which will be without the due-bills. If you sell your Sybron International stock without due-bills, you will still receive SDS stock in the Distribution with respect to the shares sold, but the price you will receive will be the ex-distribution price reflecting a reduction for the value of the SDS stock that the purchaser will not receive.

Beginning on             , 2000, shares of Apogent and SDS stock will be listed
and traded separately on the New York Stock Exchange.

You should consult your own broker if you intend to sell your Sybron International stock during the period referred to above. Make sure that your broker understands your intentions with respect to such sales.

Q: HOW CAN I OBTAIN MORE INFORMATION ABOUT THE DISTRIBUTION?

   If you have questions about the Distribution, please contact:

   Mr. R. Jeffrey Harris
   Vice President, General Counsel and Secretary
   Sybron International Corporation
   411 East Wisconsin Avenue, Suite 2400
   Milwaukee, Wisconsin 53202
   (414) 274-6600

             or

   Ms. Margaret Dunn
   EquiServe Trust Company, N.A.
   150 Royall Street
   Canton, Massachusetts 02021
   (781) 575-3120
   http://www.equiserve.com

                                    SUMMARY

     This summary, together with the questions and answers immediately preceding it, highlight some key information from this Information Statement concerning the Distribution of SDS common stock by Sybron International. However, it does not contain all of the information that may be important to you. To better understand the Distribution and the business and financial position of SDS and its subsidiaries, you should carefully review this entire document. References in this Information Statement to "Sybron International" generally mean Sybron International Corporation as the publicly traded company which is the corporate parent of SDS prior to the Distribution, at which time SDS is not a separate, publicly traded company. References in this Information Statement to "Apogent" or "Apogent Technologies" generally mean that same publicly traded company following the Distribution, at which time it will have no corporate relationship with SDS.

Distributing Company..........   Sybron International Corporation. After the
                                 Distribution, Sybron International will not own any shares of SDS stock. Sybron International intends to begin doing business as "Apogent
                                 Technologies" in connection with the
                                 Distribution, and will formally change its name to "Apogent Technologies Inc." if the name change is approved at its first annual meeting of shareholders after the Distribution.

Spun-off Company..............   Sybron Dental Specialties, Inc., currently a
                                 wholly owned subsidiary of Sybron
                                 International. After the spin-off, SDS will be an independent public company.

Distribution Ratio............   You will receive           shares of SDS common
                                 stock (plus associated preferred stock purchase rights issued pursuant to a stockholder rights plan (collectively with the distributed common stock, the "Shares")) for every outstanding share of Sybron International common stock you owned on the Record Date.

Fractional Shares.............   Fractional shares will not be distributed;
                                 instead, EquiServe Trust Company, N.A., as distribution agent, will aggregate all of the fractions to which the shareholders are otherwise entitled and will sell them in the open market at the then-current market price for the SDS common stock. Sybron International shareholders will receive their pro rata share of the proceeds instead of fractional shares.

Securities to be
Distributed...................   Approximately           million Shares will be
                                 issued in the Distribution. The Shares to be distributed will constitute all of the outstanding Shares of SDS immediately after the Distribution. See "The Distribution -- Manner of Effecting the Distribution."

Conditions to the
Distribution..................   The Distribution is subject to a number of
                                 conditions, including:

                                      - a favorable ruling of the Internal
                                        Revenue Service concerning the tax-free
                                        nature of the Distribution;

                                      - registration of the Shares under the
                                        Securities Exchange Act of 1934 and
                                        approval for listing of the Shares on
                                        the NYSE;

                                      - SDS and Sybron International having each
                                        obtained adequate credit facilities to
                                        meet their financial needs as separate
                                        companies;

                                      - appropriate stock market conditions for
                                        the Distribution; and

                                      - approval by Sybron International's board
                                        of directors of the final terms of the
                                        Distribution, including the formal
                                        declaration of the Distribution as a
                                        dividend to Sybron International's
                                        shareholders.

                                 As of the date of this Information Statement, these conditions have all been satisfied, except that, while SDS and Sybron International have each received an executed commitment letter relating to the credit facilities described above, the definitive agreements relating to those credit facilities have not yet been finalized. Moreover, Sybron International's board of directors has reserved the right to amend, modify or abandon the Distribution at any time prior to the Distribution Date.

Record Date...................               , 2000 (close of business).

Distribution Date.............               , 2000.

Distribution Agent............   EquiServe Trust Company, N.A., which is the
                                 transfer agent and registrar for SDS common stock and for Sybron International common stock.

New York Stock Exchange
Symbol........................   SYD

Trading Market................   Before             , 2000, there will be no
                                 trading market for SDS common stock. On that date, trading of shares of SDS common stock on a "when issued" basis is expected to begin.

Tax Consequences..............   Sybron International has received a ruling from
                                 the IRS to the effect that, for federal income tax purposes, the Distribution will be tax free to Sybron International shareholders and to Sybron International, except that shareholders will owe taxes on the cash they receive instead of fractional shares. Sybron International shareholders will apportion their tax basis in the Sybron International common stock held immediately before the Distribution between the Sybron International common stock and the SDS
                                 Shares received in the Distribution, based on the relative fair market values of each as of the Distribution Date. A Sybron International shareholder's holding period for the SDS shares will include the holding period of the Sybron
                                 International common stock on which the
                                 Distribution is made. See "The
                                 Distribution -- Federal Income Tax Consequences of the Distribution."

Dividends.....................   SDS may or may not pay cash dividends on the
                                 SDS common stock. SDS will evaluate its policy regarding dividends from time to time after the Distribution. See "The Distribution -- Dividend
                                 Policy."

Risk Factors..................   See "Risk Factors" for a discussion of certain
                                 risks that should be considered in connection with the Shares received in the Distribution.

Principal Offices of SDS......   1717 West Collins Avenue, Orange, California
                                 92867. Telephone: (714) 516-7400

Relationship with Apogent
after the Distribution........   Apogent Technologies (which will be the name
                                 used by Sybron International after the
                                 Distribution) will have no stock ownership interest in SDS after the Distribution. SDS and Sybron International will have entered into several agreements for the purpose of giving effect to the Distribution and defining their ongoing relationships. These include agreements providing for the transfer to SDS of substantially all of the assets and liabilities of the Dental Business, pursuant to which Apogent and its U.S. subsidiaries generally will indemnify SDS and its subsidiaries and affiliates against liabilities, litigation and claims arising out of the Laboratory Business, and SDS and its U.S. subsidiaries will indemnify Apogent and its subsidiaries and affiliates against liabilities, litigation and claims arising out of the Dental Business.
                                 Additional agreements will relate to, among other things, certain employee benefit matters, intellectual property rights, certain interim administrative services, tax matters (including allocations of tax obligations), insurance, and other miscellaneous matters. Dennis Brown and Kenneth F. Yontz will be non-employee directors of SDS, with Mr. Yontz serving as its chairman of the board. Mr. Brown is the Vice President of Finance -- Chief Financial Officer and
                                 Treasurer of Sybron International; Mr. Yontz is the Chairman of the Board, President and Chief
                                 Executive Officer of Sybron International. See
                                 "The Distribution -- Relationship Between
                                 Apogent and SDS After the Distribution" and
                                 "Business of SDS and its Subsidiaries --
                                 Transactions and Agreements Between Sybron
                                 International and SDS."

               FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS

     This Information Statement contains various forward-looking statements concerning our prospects that are based on the current expectations and beliefs of management. Forward-looking statements may also be made by us from time to time in other reports and documents as well as oral presentations. When used in written documents or oral statements, the words "anticipate," "believe," "continue," "estimate," "expect," "goal," "objective," "outlook" and similar expressions are intended to identify forward-looking statements. The statements contained herein and such future statements involve or may involve certain assumptions, risks and uncertainties, many of which are beyond our control, that could cause our actual results and performance to differ materially from what is expected. In addition to the assumptions and other factors referenced specifically in connection with such statements, the following factors could impact our business and financial prospects:

     - SDS will initially incur a significant amount of floating rate bank debt, so it may be adversely affected by increases in interest rates.

     - A large portion of our revenue is generated outside the United States, and we have significant operations outside the United States. We are therefore subject to factors affecting our international operations, including relevant foreign currency exchange rates, which can affect the cost to produce our products or the ability to sell our products in foreign markets, and the value in U.S. dollars of sales made in foreign currencies. Other factors include our ability to obtain effective hedges against fluctuations in currency exchange rates; foreign trade, monetary and fiscal policies; laws, regulations and other activities of foreign governments, agencies and similar organizations; risks associated with having major manufacturing facilities located in countries, such as Mexico and Italy, which have historically been less stable than the United States in several respects, including fiscal and political stability; and risks associated with any economic downturn in other countries.

     - Some of our growth over the past several years has been achieved through our acquisition program, which has generated 22 acquisitions since 1993. Our rate of continued growth is therefore subject to factors affecting our ability to continue pursuing our acquisition strategy and to be successful with that strategy. These factors include our ability to raise capital beyond the capacity of our credit facilities or to use our stock for acquisitions, the cost of the capital required to effect our acquisition strategy, the availability of suitable acquisition candidates at reasonable prices, competition for appropriate acquisition candidates and the relatively small size of such candidates, our ability to realize the synergies expected to result from acquisitions, and the ability of our existing personnel to efficiently handle increased transitional responsibilities resulting from acquisitions.

     - We rely on major independent distributors for a substantial portion of our sales, subjecting our sales and operating performance to volatility in demand if distributor inventories get out of balance with end user demand. This situation can arise when distributors merge or consolidate, or when inventories are not managed to end-user demand.

     - Our ability to increase revenues, and to profitably distribute and sell our products, is subject to a number of risks, including any changes in our business relationships with our principal distributors, competitive risks such as the entrance of additional competitors into our markets, pricing and technological competition, risks associated with the development and marketing of new products in order to remain competitive with dental, orthodontic and infection control innovations; and risks associated with changes in demand for dental services which can be affected by economic conditions, health care reform, government regulation, and more stringent limits on expenditures by dental insurance providers or governmental programs.

     - Our business is subject to quarterly variations in operating results caused by a number of factors, including business and industry conditions, the timing of acquisitions, distribution chain issues, and other factors listed here. All these factors make it difficult to predict operating results for any particular period.

     - We strive to increase our margins by controlling our costs and by improving our manufacturing efficiencies. There can be no assurance, however, that our efforts will continue to be successful. Margins can be affected by many factors, including competition, product mix, and the effect of acquisitions.

     - Our ability to hire and retain competent employees is subject to a number of risks, including unionization of our non-union employees and changes in relationships with our unionized employees.

     - There is a risk of strikes or other labor disputes at our locations which are unionized or are subject to national contracts which could affect our operations.

     - Our ability to continue manufacturing and selling those of our products that are subject to regulation by the United States Food and Drug Administration or other domestic or foreign governments or agencies is subject to a number of risks, including the promulgation of stricter laws or regulations, reclassification of our products into categories subject to more stringent requirements, or the withdrawal of the approval needed to sell one or more of our products.

     - The impact of changing public and private health care budgets can affect the demand for or pricing of our products.

     - Our business is subject to the risks of claims involving our products and other legal and administrative proceedings, including the expense of investigating, litigating and settling any claims.

     - Our ability to complete and achieve the expected benefits of the proposed Distribution, including but not limited to continuing satisfaction of the conditions to the ruling by the Internal Revenue Service regarding the tax-free nature of the transaction, the availability of adequate financing on acceptable terms for both SDS and Sybron International as separate companies and favorable stock market conditions.

     - We may be subject to risks arising from other business and investment considerations that may be disclosed from time to time in our Securities and Exchange Commission filings or in other publicly available written documents.

     Except as may be required by applicable securities laws or regulations, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

     In addition to the other information in this document, you should carefully consider the following factors which may affect SDS's financial condition or results of operations and which may affect the value of SDS stock.

RISK FACTORS RELATING TO SEPARATING SDS FROM SYBRON INTERNATIONAL

     SDS'S COMMON STOCK HAS NO PRIOR PUBLIC MARKET, AND IT IS NOT POSSIBLE TO PREDICT HOW ITS STOCK WILL PERFORM AFTER THE DISTRIBUTION.

     There has been no prior trading market for SDS's stock and there can be no assurance as to the prices at which SDS's common stock will trade. Until the SDS common stock is fully distributed and an orderly market develops, the prices at which SDS stock trades may fluctuate significantly. Prices for SDS common stock will be determined in the trading markets and may be influenced by many factors, including:

     - the depth and liquidity of the market for SDS common stock;

     - developments generally affecting the dental industry;

     - investor perceptions of SDS and its business;

     - the financial results of SDS; and

     - general economic and industry conditions.

     In addition, the stock market, in general, often experiences substantial volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of SDS common stock.

     THE COMBINED PRICES OF SDS STOCK AND APOGENT STOCK, TRADING SEPARATELY, MAY BE LESS THAN THE CURRENT PRICE OF SYBRON INTERNATIONAL STOCK.

     In connection with the Distribution, Sybron International will begin doing business as "Apogent Technologies" and its stock will be listed and traded on the New York Stock Exchange under the symbol "AOT." As a result of the Distribution, the trading price of Apogent stock is expected to be lower than the trading price of Sybron International stock immediately before the Distribution. The combined trading prices of SDS common stock and Apogent common stock after the Distribution may be less than the trading price of Sybron International stock prior to the Distribution.

     IF LARGE AMOUNTS OF SDS STOCK ARE SOLD ON THE TRADING MARKETS, THE PRICE OF SDS STOCK COULD DECLINE SIGNIFICANTLY.

     Approximately                shares of SDS stock will be distributed to the
Sybron International shareholders, representing all of the outstanding shares of SDS stock. Substantially all of the shares of SDS stock will be eligible for immediate resale on the public market. Possible reasons for an increase in sale activity of SDS stock following the Distribution include:

     - Investment criteria of certain investment funds and other large holders of Sybron International stock may dictate or suggest an immediate sale of the SDS stock received by them. Certain investment funds use total market capitalization, industry sector, and other financial measures as criteria upon which they select or hold stocks. To the extent that SDS stock does not meet these criteria, the investment funds may decide, or even be required by their governing policies, to sell any SDS shares received in the Distribution. Similar factors could also lead to increased sales of Sybron International stock. Increased sales of the shares of either company, however, could be offset by purchases by a different investor group.

     Neither Sybron International nor SDS is able to predict whether substantial amounts of the stock of either company will be sold in the open market following the Distribution, or when any sales may occur.

Substantial sales of SDS stock, whether as a result of the Distribution or otherwise, could adversely affect its market price.

     SDS WILL INCUR A SIGNIFICANT AMOUNT OF DEBT WHICH IT MIGHT NOT BE ABLE TO SERVICE.

     At the time of the Distribution, SDS will have approximately $375 million
in bank debt, including approximately $          of new debt that will be used
to reduce the indebtedness of Sybron International. This level of indebtedness could have significant consequences, including:

     - limiting cash flow available for working capital, capital expenditures, acquisitions and other corporate purposes because a significant portion of SDS's cash flow from operations must be dedicated to servicing its debt;

     - limiting SDS's ability to obtain additional financing in the future for working capital or other purposes; and

     - limiting SDS's flexibility to react to competitive or other changes in its industry, and to economic conditions generally.

SDS's ability to pay or refinance its indebtedness will depend upon its future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond its control.

     In addition, the debt covenants to which SDS will be subject may limit its ability to pay dividends or make certain acquisitions and require it to maintain debt and interest coverage ratios. See "Financing."

     THE SEPARATION OF SDS FROM SYBRON INTERNATIONAL POSES NEW FINANCIAL AND OPERATIONAL RISKS.

     When the Distribution occurs, SDS will own and operate the Dental Business and Apogent will own and operate the Laboratory Business. Neither company has a recent operating history as a stand-alone entity.

     After the Distribution, each company initially will be smaller and less diversified than was Sybron International prior to the Distribution. The ability of SDS to satisfy its obligations and maintain profitability will be solely dependent upon the future performance of the Dental Business (operated by its own subsidiaries); it will not be able to rely upon the capital resources and cash flows of the Laboratory Business (operated by subsidiaries of Apogent). Similarly, Apogent will have to depend upon the performance of the Laboratory Business alone, and it will not be able to rely upon the capital resources and cash flows of the Dental Business. The future performance and cash flows of each company will be subject to prevailing economic conditions in its own markets and to financial, business and other factors affecting its own business operations, including factors beyond its control.

     The separation of the Dental Business from the Laboratory Business and the Distribution of SDS to the Sybron International shareholders may result in some temporary dislocations to the organization and personnel structure of each company, and will also result in the duplication of some administrative and managerial personnel and other expenses required for the operation of independent companies. Accordingly, there can be no assurance that the Distribution will not alter or disrupt the management and operations of either SDS or Apogent, or both.

     SDS MAY BE REQUIRED TO SATISFY CERTAIN INDEMNIFICATION OBLIGATIONS TO APOGENT, OR MAY NOT BE ABLE TO COLLECT ON INDEMNIFICATION RIGHTS FROM APOGENT.

     Under the terms of the Distribution Agreements, SDS and Sybron International and their respective U.S. subsidiaries have each agreed to indemnify the other (and related parties) from and after the Distribution with respect to certain indebtedness, liabilities and obligations. These indemnification obligations could be significant. The availability of these indemnities will depend upon the future financial strength of each of the companies. We cannot determine whether SDS will have substantial indemnification obligations to Apogent and its affiliates after the Distribution. We also cannot assure you that, if Apogent has substantial indemnification obligations to SDS and our affiliates, Apogent will have the ability to satisfy those obligations. See "Business of SDS and its Subsidiaries -- Transactions and Agreements Between Sybron International and SDS."

     IF SYBRON INTERNATIONAL AND SDS DO NOT COMPLY WITH THE CONDITIONS TO THE IRS RULING, THE DISTRIBUTION OF THE SDS STOCK COULD BE TAXABLE TO YOU.

     Sybron International has received rulings from the IRS that, for federal income tax purposes, certain internal restructurings necessary to effect the Distribution will be tax-free to Sybron International and SDS. It has also received a ruling to the effect that the Distribution will be tax-free to the SDS stockholders. These rulings are subject to the continuing validity of factual representations made to the IRS and assumptions and conditions set out in the ruling request. In order to assure that the Distribution will continue to qualify as tax-free, Sybron International and SDS have also agreed to certain restrictions on their future actions for a period of time following the Distribution.

     If any of these matters were challenged on audit and the Distribution of the SDS stock were ultimately determined to be taxable, then:

     - corporate level income taxes would be payable by Sybron International (as the common parent of the consolidated group), based upon the amount by which the fair market value of the SDS stock distributed to the Sybron International shareholders exceeds Sybron International's net basis in the Dental Business; and

     - the fair market value of the shares of SDS stock which you receive in the Distribution would be subject to tax as a dividend.

     SDS has agreed to indemnify Apogent and its shareholders if SDS's actions or the actions of any of its affiliates result in the tax liability described above. Apogent has agreed to indemnify SDS for any losses it may incur in the event that Apogent or any of its affiliates take any action which adversely impacts the tax-free nature of the Distribution. For more information concerning the tax consequences of the Distribution, see "The Distribution -- Federal Income Tax Consequences of the Distribution" and "Business of SDS and its Subsidiaries -- Transactions and Agreements Between Sybron International and
SDS -- Tax Indemnification Agreement."

RISK FACTORS RELATING TO SDS'S BUSINESS

     WE ARE SUBJECT TO PRODUCT LIABILITY LITIGATION AND RELATED RISKS.

     Because many of SDS's products are designed for use in and around a patient's mouth, and because many of these products contain chemicals, metals, and other materials, we are unavoidably subject to claims and litigation brought by patients or dental professionals alleging harm caused by use of or exposure to our products. Our business can also be adversely affected by public perceptions about the safety of our products, whether or not any concerns are justified. See "Business of SDS and its Subsidiaries -- Regulation" and
"-- Legal Proceedings."

     WE COULD BE HURT BY INTEREST RATE INCREASES.

     SDS will have significant debt immediately after the Distribution, all of which will initially bear floating interest rates. See "Risk Factors Relating to Separating SDS from Sybron International" above. Any increases in interest rates will increase our interest expense and, therefore reduce our earnings. Reduced earnings would probably reduce the market price of our stock.

     SDS'S ACQUISITIONS MAY CREATE TRANSITIONAL CHALLENGES.

     SDS's business strategy includes continued growth through strategic acquisitions, which depends upon the availability of suitable acquisition candidates at reasonable prices and SDS's ability to quickly resolve transitional challenges. These challenges include integration of product lines, sales forces and manufacturing facilities and decisions regarding divestitures, inventory write-offs and other charges. Also, these challenges involve risks of employee turnover, disruption in product cycles and the loss of sales momentum. Although we have substantial experience in managing these risks, we cannot be certain that we will successfully manage them in the future.

     SDS'S INTERNATIONAL OPERATIONS POSE POLITICAL AND ECONOMIC RISKS.

     SDS's international operations pose special risks, including those associated with:

     - new regulatory systems or changes in foreign regulations of dental products or of dentists, or of the applicable reimbursements for them;

     - foreign currency fluctuations;

     - trade or currency exchange restrictions;

     - potential political and economic instability in some countries; and

     - cultural differences.

     Foreign currency fluctuations have had significant effects on our net earnings in the past and may continue to do so. As SDS expands its international presence, these risks may increase.

     WE RELY HEAVILY UPON KEY DISTRIBUTORS, AND COULD LOSE SALES IF ANY OF THEM STOP DOING BUSINESS WITH US.

     In fiscal 1999, approximately 20% of our sales were made through our top five independent distributors. Mergers and consolidation of our distributors have temporarily slowed sales of our products in the past and may do so in the future. We believe that the loss of either Henry Schein, Inc. or Patterson Dental Co., the only distributors who account for more than 5% of our sales, could have a temporary material adverse effect on our results of operations or financial condition until we could find alternative means to distribute our products.

                                THE DISTRIBUTION

BACKGROUND OF AND REASONS FOR THE DISTRIBUTION

     Sybron International is a Wisconsin corporation, incorporated in 1993 to be the successor by merger in January 1994 to Sybron Corporation, a Delaware corporation. The merger was accomplished to change Sybron International's corporate domicile from Delaware to Wisconsin.

     The subsidiaries of Sybron International are leading manufacturers of value-added products in the United States and abroad for seven business segments that fall into two diverse business groups: (a) the Laboratory Business, owned through Sybron Laboratory Products Corporation, is engaged in the manufacturing and sale of laboratory and life science products and (b) the Dental Business, owned through Sybron Dental Specialties, Inc., is engaged in the manufacturing and sale of dental products. The business segments, and the primary subsidiaries in each, are as follows:

Laboratory Business

LABWARE AND LIFE SCIENCES                  CLINICAL AND INDUSTRIAL
  Matrix Technologies Corporation            Erie Scientific Company
  Nalge Nunc International Corporation       Chase Scientific Glass, Inc.
  National Scientific Company                The Naugatuck Glass Company
  Nunc A/S                                   Richard-Allan Scientific Company
  Molecular BioProducts, Inc.                Samco Scientific Corporation
  Robbins Scientific Corporation             Microm Laborgerate GmbH
                                             Gerhard Menzel Glasbearbeitungswerk
                                               GmbH & Co. K.G.

DIAGNOSTICS AND MICROBIOLOGY               LABORATORY EQUIPMENT
  Applied Biotech, Inc.                      Barnstead Thermolyne Corporation
  Microgenics Corporation                    Lab-Line Instruments, Inc.
  Alexon-Trend, Inc.
  Remel Inc.

Dental Business

PROFESSIONAL DENTAL                        ORTHODONTICS
  Kerr Corporation, including its            Ormco Corporation, including its
    Demetron Division                          Analytic Endodontics Division
  Kerr Italia S.p.A.                         Ormco B.V.
  Sybron Canada Limited's                    Ormodent Group
    Beavers Dental Division                  Allesee Orthodontic Appliances, Inc.
  Pinnacle Products, Inc.

INFECTION CONTROL PRODUCTS
  Metrex Research Corporation, including its Alden Scientific Division

     Since 1993, the Laboratory Business has consistently achieved exceptional year-over-year growth in sales and profitability and has become Sybron International's dominant business. By way of illustration, in 1993, the Laboratory Business accounted for approximately 51% of Sybron International's consolidated sales; in 1999 that figure increased to approximately 65% and is expected to approximate 70% for 2000. Much of this growth has been through acquisitions, with 25 of Sybron International's 31 acquisitions between October 1998 and June 2000 focusing on the Laboratory Business. By contrast, the Dental Business, while profitable and growing, has come to represent a shrinking portion of Sybron International's overall business and is growing at a slower rate than the Laboratory Business. It represented only 35% of Sybron International's sales in 1999, down from 49% in 1993.

     This growth, and the resulting changes in the predominant characteristics and focus of Sybron International's businesses, has made it increasingly difficult to take maximum advantage of the opportunities available to each business. Accordingly, at meetings of the board of directors on February 2, 2000, and April 24, 2000, the board explored strategic alternatives available for resolving the difficulties created by the diverging characteristics of the Laboratory Business and the Dental Business. The board was assisted in this process by its financial advisors. The board evaluated a number of alternatives, including the potential advantages and disadvantages of (a) continuing Sybron International's current structure, including both the Laboratory Business and the Dental Business, (b) pursuing a sale of either the Laboratory Business or the Dental Business, (c) pursuing a sale of both businesses or a merger of Sybron International with a third party, (d) repurchasing Sybron International common stock in the market, or (e) conducting a spin-off of the Dental Business to separate it from the Laboratory Business. The board considered and discussed with its financial advisors a number of financial analyses, including financial forecasts prepared by company management with respect to the Laboratory Business and the Dental Business as stand-alone companies. The board also reviewed Sybron International's most recent stock trading price and trading multiples and the trading prices and trading multiples of other companies in the laboratory and life science products and dental products industries. After careful consideration, on April 24, 2000, the board decided to pursue a spin-off transaction, subject to a number of conditions. See "-- Distribution Conditions" below. Sybron International announced the proposed transaction in a press release later that day.

     The primary corporate purpose for the Distribution is to enhance the success of both the Laboratory Business and the Dental Business by resolving substantial problems that have evolved, and are exacerbated by, the operation of both businesses within a single affiliated group of corporations. These problems include: the lack of management efficiency resulting from operating two distinct businesses; the somewhat divergent acquisition criteria of the Dental Business and the Laboratory Business; the difficulties in using Sybron International stock as acquisition currency in connection with acquisition of dental products companies or laboratory products companies; the highly leveraged nature of Sybron International; and the difficulties in attracting, retaining, and motivating key employees, each as discussed below. Sybron International expects that the separation of the Laboratory Business from the Dental Business will resolve these problems by permitting the independent management of each business to adopt strategies and pursue objectives that are appropriate to its respective business, recognizing each business's own substantially different financial, investment and operating characteristics, human resource concerns, return on invested capital profiles, capital requirements and growth opportunities. The board specifically concluded that this business purpose is not achievable under Sybron International's current single corporate group structure, and that it was not achievable through any alternative nontaxable transaction other than the Distribution.

     The board's decision to pursue the Distribution was based upon the following material factors:

     Management Focus

     The Laboratory Business and the Dental Business have markedly different business growth rates, capital requirements, cash flow profiles, strategic goals and opportunities, and customer bases. As the Laboratory Business has rapidly expanded in recent years, Sybron International's management and board of directors have been required to devote to it an ever increasing portion of their time and attention. The lack of synergy between the Laboratory Business and the Dental Business detracts from overall management efficiency and creates tensions between the management and employees of the Laboratory Business, on the one hand, and the Dental Business on the other, over strategic direction, business expansion opportunities, employee retention and compensation, and resource allocation. The Distribution will permit management of each company to focus solely on its respective business.

     Acquisition Criteria and Allocation of Capital and Other Resources to SDS

     The Distribution will provide both the Dental Business and the Laboratory Business the opportunity to adopt acquisition criteria and resource allocation policies that best reflect the cash flow, investment requirements, competitive environment, corporate strategy and business objectives of each company.

     The dental products industry has been experiencing substantial consolidation with respect to both product manufacturing and distribution, but it remains fragmented. SDS is among the leaders in the dental products industry worldwide. Sybron International believes there are many current and future acquisition opportunities available for the Dental Business, most of which are relatively small companies (many of which are individually or family controlled), which require significant management time and attention to evaluate and execute. Sybron International believes that the Dental Business will be better suited to pursue these opportunities, and other types of strategic acquisitions and alliances as well, if it operates as a stand alone business. The Distribution will give the Dental Business the flexibility in resource allocation (including both capital and management time and attention) to pursue potential transactions that it believes are strategically or financially desirable, without being required to satisfy the acquisition criteria of Sybron International or having to compete with the Laboratory Business for limited capital and management resources.

     Stock as Acquisition Currency

     Acquisitions have been, and are expected to continue to be, an important part of the growth strategy of both businesses. Sybron International believes that the Distribution will permit each company to use its stock as a more attractive currency with which to pursue acquisitions because each will be focused solely on its own industry. Management of SDS believes that stockholders in potential target companies often prefer to receive stock in a corporation focused solely on the dental industry (in which the target company is engaged) as consideration in an acquisition. Similarly, owners of acquisition candidates in the laboratory products industry are likely to prefer stock in a company focused exclusively on their industry and related businesses. The dual focus of Sybron International made its stock relatively unattractive to acquisition candidates in both industries. Sybron International believes, based in part on recommendations from its financial advisors, that following the Distribution, each company will have more opportunities to pursue acquisitions using stock as currency than Sybron International would have in the absence of the Distribution.

     Capital Structure

     Since becoming a public company in 1992, Sybron International has never paid a dividend to its shareholders, preferring to reinvest its earnings principally in Laboratory Business acquisitions. Nevertheless, its need to raise funds for acquisitions and the relative unattractiveness of Sybron International stock as an acquisition currency (for the reasons described in the preceding paragraph) have caused Sybron International to be more highly leveraged than most of its peers in the laboratory and life sciences industry, limiting its growth.

     In connection with the Distribution, Sybron International will refinance its bank loans and will receive a dividend distribution from SDS. SDS will no longer be a co-obligor on Apogent's bank debt after the Distribution, but it will obtain significant loans of its own to finance its business and make the dividend distribution to Sybron International. These transactions are intended and expected to reduce Apogent's overall leverage, which is expected to improve its stock price performance and expand its acquisition opportunities.

     Although SDS will initially have increased leverage after the Distribution (and as a result will initially be less attractive than it would be without that new debt), as an independent company it will be free to take advantage of its stable cash flow to pursue its own strategies to optimize its capital structure over time. Sybron International believes that the benefits to Apogent from reduced leverage are likely to outweigh the disadvantages to SDS from initially higher leverage, and therefore that holders of Sybron International common stock who receive SDS stock in the Distribution will benefit from this adjustment in the corporations' capital structures.

     Attraction and Retention of Employees

     We believe that the Distribution will significantly enhance the ability of both Sybron International and SDS to attract, retain and motivate key employees. Sybron International views stock-based compensation as a fundamental component of its overall executive compensation program and as a critical tool to align management rewards with business performance. However, because Sybron International's stock currently is affected by the performance of both the Laboratory Business and the Dental Business, it cannot achieve its alignment goal, particularly because the growth and performance profiles of the two businesses are so different.

     In addition, differences in the competitive environment and industry compensation practices affecting both the Laboratory Business and the Dental Business have made it difficult to efficiently motivate and reward key personnel in the Dental Business. By separating the two businesses, the Distribution will allow each business to structure its compensation program to meet its own unique needs and competitive environment.

     Risks and Disadvantages

     The board of directors also considered several factors that, standing alone, represented risks or disadvantages of the Distribution. These adverse factors included the possibility that the combined prices of SDS stock and Apogent stock, trading separately, might be less than the price of Sybron International stock, the creation of additional expenses associated with SDS being a stand-alone public company, the fact that both Apogent and SDS will initially be smaller and less diversified than was Sybron International prior to the Distribution, the fact that SDS will initially be more highly leveraged than was Sybron International prior to the Distribution, the potential for temporary dislocations in the business operations of both Apogent and SDS following the Distribution, and the need for each to indemnify the other with respect to specified indebtedness, liabilities and obligations. However, the board concluded that the advantages of the Distribution were likely to outweigh these risks and potential disadvantages. Accordingly, the board decided to authorize the Distribution.

DISTRIBUTION AGENT

     The Distribution Agent is EquiServe Trust Company, N.A. Its address and telephone number are:

                              EquiServe Trust Company, N.A.
                              150 Royall Street
                              Canton, Massachusetts 02021
                              (781) 575-3120

MANNER OF EFFECTING THE DISTRIBUTION

     The Distribution will be made on or about             , 2000 (the
"Distribution Date") on a pro rata basis to holders of Sybron International
stock as of the close of business on             , 2000 (the "Record Date").

     On the Distribution Date, the SDS stock will be delivered by Sybron International to the Distribution Agent. As soon as practicable thereafter, the Distribution Agent will begin mailing share certificates for the SDS stock which Sybron International shareholders will receive in the Distribution. You will
receive             shares of SDS stock for every share of Sybron International stock you hold on the Record Date.

     No fractional shares of SDS stock will be issued to you. Instead, the Distribution Agent will aggregate fractional shares into whole shares and sell them in the open market at then prevailing prices on behalf of everyone who otherwise would be entitled to receive fractional share interests. You will receive a cash payment in the amount of your pro rata share of the total sales proceeds. Proceeds from the sale of fractional shares will be paid by the Distribution Agent based upon the average gross selling price per share of all such sales. For more information about the tax consequences of the cash payment for fractional shares, see "-- Federal Income Tax Consequences of the Distribution." Sybron International will bear the cost of commissions incurred in connection with these sales. We expect that the sales will be made as soon as practicable after the Distribution Date. NEITHER SYBRON INTERNATIONAL, SDS NOR THE DISTRIBUTION AGENT GUARANTEES THAT YOU WILL RECEIVE ANY MINIMUM SALE PRICE FOR YOUR FRACTIONAL SHARES OF SDS STOCK, AND NO INTEREST WILL BE PAID TO YOU ON THE PROCEEDS OF THE SALE.

     Based on the number of shares of Sybron International common stock issued
and outstanding at             , 2000 and the number of holders of record as of
that date, approximately             shares of SDS common stock will be issued
in the Distribution to approximately             holders of record. All of the
shares of SDS stock will be fully paid, nonassessable and free of preemptive rights.

     The board of directors of SDS also declared a distribution of one preferred stock purchase right for every outstanding share of SDS common stock. These rights will be indicated on your SDS stock certificate. For more information about the preferred stock purchase rights, see "Description of SDS Capital
Stock -- Preferred Stock Purchase Rights."

     No action is necessary on your part in order to receive the shares of SDS stock and related rights in the Distribution. You do not need to pay any consideration to Sybron International or SDS and you do not need to surrender or exchange any shares of Sybron International stock in order to receive your shares of SDS stock in the Distribution. DO NOT SEND YOUR STOCK CERTIFICATES TO SYBRON INTERNATIONAL, SDS OR THE DISTRIBUTION AGENT. The Distribution will not affect the number of outstanding shares of Sybron International stock or the number of shares of Sybron International stock that you own. However, in connection with the Distribution, Sybron International will begin doing business as "Apogent Technologies" and its trading symbol on the NYSE is expected to become "AOT."

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     The following is a discussion of the material United States federal income tax consequences of the Distribution. The discussion is based on the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof, all as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. The discussion below is for general information only and does not address the effect of any state, local or foreign tax laws. Your treatment may vary depending on your particular situation, and certain holders may be subject to special rules not discussed below. The following discussion does not address the tax consequences to you if you are a non-U.S. person. A non-U.S. person is (i) an alien individual who is not a resident of the United States, (ii) a corporation or partnership that is not created or organized under the laws of the United States or of any state,
(iii) an estate that is not subject to United States federal income tax on a net income basis, or (iv) a trust the administration of which is not subject to primary supervision of a United States court or with respect to which no United States person has authority to control all substantial decisions.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO YOU, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

     SDS has received a private letter ruling from the Internal Revenue Service generally to the effect that the Distribution and certain internal restructurings related to the Distribution will qualify as tax-free. The ruling is based on current law and on certain representations as to factual matters made by, among others, Sybron International and SDS. Such representations, if incorrect in material respects, could jeopardize the conclusions reached in the ruling. Neither Sybron International nor SDS is aware of any facts or circumstances that would cause any such representations to be untrue or incorrect in any material respect.

     Based on the ruling, the material United States federal income tax consequences expected to result from the Distribution are as follows:

     - you will not recognize gain or loss, or include any gain or loss in your income, solely as a result of the receipt of SDS stock in the Distribution;

     - no gain or loss will be recognized by Sybron International or SDS upon the Distribution;

     - if you hold your Sybron International stock as a capital asset, your holding period for the SDS stock that you receive in the Distribution will include the period during which you have held Sybron International stock;

     - your tax basis in your Sybron International stock immediately prior to the Distribution will be apportioned (based upon relative market values at the time of the Distribution) between the Sybron International stock which you hold and the SDS stock that you receive in the Distribution, including any fractional shares converted into cash; and

     - any cash that you receive instead of fractional shares of SDS stock will be taxable to you as a sale or exchange of the fractional shares.

     As soon as practicable after the Distribution, Apogent will provide information to you regarding the allocation of tax basis between your Sybron International stock and your SDS stock.

     Applicable Treasury regulations require that you attach to your federal income tax return for the taxable year of the Distribution a statement indicating that Section 355 of the Internal Revenue Code of 1986, as amended, applies to the Distribution. Sybron International will provide you with the information necessary to comply with this requirement.

     For a description of the agreements under which Sybron International and SDS have provided for various transitional matters, including tax matters, see "Business of SDS and Its Subsidiaries -- Transactions and Agreements Between Sybron International and SDS."

LISTING AND TRADING OF SHARES OF SDS COMMON STOCK

     There is currently no public trading market for SDS common stock. When the shares are accepted for listing, a "when issued" trading market for SDS common stock is expected to develop on or shortly before the Record Date. The term "when issued" means that shares can be traded prior to the time certificates are actually available or issued. We cannot predict the trading prices for SDS common stock either before or after the Distribution Date. Until the common stock is fully distributed and an orderly market develops, the trading prices for SDS's common stock may fluctuate substantially. The trading prices for SDS common stock will be determined in the securities trading markets and may be influenced by many factors, including:

     - the depth and liquidity of the market for SDS common stock;

     - developments generally affecting SDS's business and the dental products industry in general;

     - the impact of the factors referred to in "Risk Factors" beginning on page [9];

     - investor perceptions of SDS and its business;

     - SDS's financial results; and

     - general economic and market conditions.

     The trading prices may also be affected by certain provisions of SDS's certificate of incorporation, bylaws and the preferred stock purchase rights which may discourage a potential takeover of SDS. For more information about these provisions, see "Description of SDS Capital Stock."

     SDS has received approval to list its common stock on the NYSE under the symbol "SYD." The transfer agent and registrar for SDS common stock will be EquiServe.

     As of             , 2000, Sybron International had approximately
            shareholders of record. Assuming that each shareholder is a shareholder of record on the Record Date, each of them will become a stockholder of record of SDS. For certain information regarding options and other equity-based awards involving SDS common stock which may become outstanding after the Distribution, see "Executive Compensation." Shares of SDS common stock distributed to Sybron International shareholders in the

Distribution will be freely transferable under the Securities Act, except for shares of SDS common stock received by persons who may be deemed to be affiliates of SDS. Persons who may be deemed to be affiliates of SDS after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with SDS and may include officers and directors, or principal stockholders, of SDS. After SDS becomes a publicly traded company, securities held by persons who are its affiliates will be subject to resale restrictions under the Securities Act. Affiliates of SDS will be permitted to sell shares of the entity of which they are affiliates only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

DIVIDEND POLICY

     SDS has not made any decision as to whether it will or will not pay dividends following the Distribution, although it expects to evaluate its dividend policy from time to time after the Distribution and may or may not choose to implement a dividend program. Dividends will be paid on SDS common stock only if declared by the SDS board of directors in its sole discretion following the Distribution. The payment and level of cash dividends, if any, will be based upon a number of factors, including the operating results, cash flow, financial requirements and business prospects of SDS, and any limitations on the payment of dividends in debt covenants to which SDS may be subject. The actual amount and timing of dividends, if any, will depend upon these and any other matters SDS's board of directors may deem relevant.

RELATIONSHIP BETWEEN APOGENT AND SDS AFTER THE DISTRIBUTION

     Immediately after the Distribution, Apogent and SDS will be independent, public companies with no direct relationships between them, except that (a) Dennis Brown and Kenneth F. Yontz will be non-employee directors of SDS, with Mr. Yontz serving as the chairman of the board of SDS and (b) the two companies will be parties to certain agreements intended to assist each of them in transitioning to stand-alone businesses. Mr. Brown is the Vice President of Finance -- Chief Financial Officer and Treasurer of Sybron International; Mr. Yontz is the Chairman of the Board, President and Chief Executive Officer of Sybron International. See "Business of SDS and its Subsidiaries -- Transactions and Agreements Between Sybron International and SDS."

DISTRIBUTION CONDITIONS

     The Distribution is subject to a number of conditions, including:

     - The receipt of a favorable tax ruling from the IRS as to the tax-free nature of the Distribution and related internal restructurings.

     - The registration of the SDS common stock (and associated preferred stock purchase rights) under the Securities Exchange Act of 1934.

     - The approval for listing of the SDS common stock (and associated preferred stock purchase rights) on the NYSE, subject to official notice of issuance.

     - SDS and Sybron International must each have obtained credit facilities on acceptable terms and conditions and in amounts expected to be adequate (together with each company's respective anticipated cash flow) to fund its capital expenditure, debt service and working capital requirements.

     - Stock market conditions must be deemed appropriate by Sybron International's board of directors, and there must be no legal restraint or prohibition preventing consummation of the Distribution or related transactions.

     - The approval by the Sybron International board of directors of the final terms of the Distribution, including the formal declaration of the Distribution as a dividend of SDS common stock to Sybron International's shareholders and other specific actions necessary to the Distribution.

     As of the date of this Information Statement, these conditions have all been satisfied, except that, while SDS and Sybron International have both received an executed commitment letter relating to their respective credit facilities, the definitive agreements relating to those credit facilities have not yet been finalized. Moreover, Sybron International's board of directors has reserved the right to amend, modify or abandon the Distribution and related transactions at any time prior to the Distribution Date.

                                   FINANCING

ARRANGEMENTS RELATED TO THE DISTRIBUTION

     Prior to the Distribution Date, Sybron International will pay to SDS
approximately $     million to settle all intercompany loans and advances to
Sybron International. SDS will then pay a cash dividend to Sybron International in an amount equal to the intercompany payment plus the difference between $375 million and the actual allocation of Sybron International bank debt to SDS on the date of the Distribution. If the Distribution had occurred on June 30, 2000, the amount of the dividend would have been approximately $186.9 million. This dividend to Sybron International will be financed in part from new borrowings under the credit facilities to be entered into in connection with the Distribution (the "SDS Credit Facilities"). Unused amounts under the SDS Credit Facilities will be available for SDS's working capital requirements and general corporate purposes (including future acquisition activity). See "Business of SDS and its Subsidiaries -- Transactions and Agreements Between Sybron International and SDS."

CREDIT FACILITIES

     SDS has received an executed commitment letter from ABN AMRO Bank, N.V. (the "Lender"), pursuant to which the Lender has committed to provide loans to certain wholly-owned subsidiaries of SDS and to exercise its best efforts to obtain additional commitments from other financial institutions to provide the balance of the senior credit facility (the "SDS Credit Facilities") prior to the Distribution Date. SDS expects the aggregate amount of the SDS Credit Facilities to range from $475 million to $500 million.

     Subject to the terms and conditions to be set forth in a definitive credit agreement, the SDS Credit Facilities will enable certain wholly-owned subsidiaries of SDS to borrow funds at variable interest rates, and will consist of both revolving and term loans. The revolving loan facility will allow Sybron Dental Management, Inc. to borrow up to $275 million to $300 million in the aggregate and will mature six years from the closing date. Interest on the unpaid principal balance of the revolving loans will be paid at stated monthly or quarterly intervals. The six-year term loan will be a single-draw term loan to be made to each of Ormco Corporation and Kerr Corporation, in an amount of up to $100 million each. The term loans will amortize in 23 quarterly installments beginning March 31, 2001 as follows:

                                                            AGGREGATE ANNUAL
FISCAL YEAR                                                INSTALLMENT AMOUNT
-----------                                                ------------------
2001.....................................................     $18,750,000
2002.....................................................     $25,000,000
2003.....................................................     $28,750,000
2004.....................................................     $33,750,000
2005.....................................................     $38,750,000
First 3 quarters of 2006.................................     $43,750,000
Maturity Date............................................     $11,250,000

     The borrowers initially expect to pay interest under the SDS Credit Facilities at the Eurodollar Rate (adjusted at the end of each applicable interest period) plus 2.25% to 3.00%. SDS intends to reduce the risk of increases in floating rate debt by entering into interest rate swap agreements, interest rate options, interest rate caps or similar instruments to mitigate this risk.

     Each of SDS' existing and future material United States subsidiaries, including Sybron Dental Management, Inc., Kerr Corporation and Ormco Corporation, will execute an unconditional guaranty of the loans to each of the borrowers and SDS will execute an unconditional guaranty of the loans to the borrowers. The SDS Credit Facilities will be secured by a pledge of, and a first perfected security interest in: (a) all of the capital stock of each of SDS's existing and future United States subsidiaries and (b) 65% of the capital stock of each of SDS's existing and future first-tier material subsidiaries organized under the laws of any jurisdiction outside of the United States.

     In addition, the SDS Credit Facilities are expected to contain financial and operating covenants typical to financing transactions of this type, including, among other things, restrictions on investments;

requirements that SDS and its affiliates maintain certain financial ratios; restrictions on the ability to incur indebtedness or to create or permit liens or to pay cash dividends; and limitations on incurrence of additional indebtedness. The borrowers' ability to meet debt service requirements and to comply with these covenants is dependent upon SDS and its subsidiaries' future performance, which is subject to financial, economic, competitive and other factors affecting those parties, many of which are beyond their control.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for information concerning the sources and uses of funds in connection with the Distribution.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth selected combined financial information for SDS for the five years ended September 30, 1999, and the nine month periods ended June 30, 1999 and 2000. The historical financial information may not necessarily be indicative of the results of operations or financial position that would have been obtained if SDS had been an independent company during the periods shown or of SDS's future performance as an independent company. This selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical combined financial statements and the notes thereto contained elsewhere in this Information Statement. Earnings per share is presented elsewhere in this Information Statement on a pro forma basis only (see "Unaudited Pro Forma Combined Financial Information").

                                                                                                NINE MONTHS ENDED
                                                  YEAR ENDED SEPTEMBER 30,                          JUNE 30,
                                  --------------------------------------------------------    ---------------------
                                    1995        1996        1997        1998        1999        1999        2000
                                    ----        ----        ----        ----        ----        ----        ----
                                                                   (IN THOUSANDS)
STATEMENT OF INCOME DATA(A):
  Net sales...................    $301,855    $331,190    $358,697    $366,886    $388,176    $285,056    $306,665
  Sybron International
    charges(b)................       5,138       4,294       3,617       3,620       4,228       3,104       2,936
  Income before extraordinary
    items.....................      32,645      28,451      37,064      27,496      47,294      32,217      34,873
  Extraordinary items(c)......      (1,155)         --        (269)         --          --          --          --
  Net income(d)...............      31,490      28,451      36,795      27,496      47,294      32,217      34,873

                                                              AS OF SEPTEMBER 30,
                                            --------------------------------------------------------    JUNE 30,
                                              1995        1996        1997        1998        1999        2000
                                              ----        ----        ----        ----        ----        ----
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
  Advances and loans to Sybron
    International.......................    $ 86,807    $ 84,137    $ 55,176    $ 29,088    $ 56,777    $112,951
  Total assets..........................     424,170     453,154     452,702     476,287     515,314     577,193
  Long-term debt........................     170,102     198,328     259,297     248,175     283,447     308,937
  Stockholder's equity..................     173,013     175,403     104,800     129,508     155,595     205,412

---------------
(a) Includes results of acquired companies since their effective dates of acquisition with the exception of the mergers of LRS and Pinnacle, which were accounted for as poolings of interest and whose results are included as if the mergers took place on October 1, 1994. See Note 14 to our combined financial statements.

(b) Represents an allocation of Sybron International's corporate office, general and administrative expenses. See Note 13 to our combined financial statements.

(c) Represents the write-off of unamortized financing fees resulting from the refinancing of Sybron International's debt. See Note 7 to our combined financial statements.

(d) Includes a restructuring charge of $5.1 million ($3.2 million after tax) in 1996 (relating to the rationalization of certain acquired companies), special charges (relating to a restructuring charge and merger, transaction and integration expenses associated with the merger with LRS) of $25.1 million ($17.1 million after tax) in 1998, $1.4 million ($0.9 million after tax) in both fiscal 1999 and the nine months ended June 30, 1999 from merger, transaction and integration expenses associated with the mergers with Pinnacle and LRS and certain adjustments to the 1998 restructuring reserve. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to our combined financial statements.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     Sybron International is transferring its Dental Business to SDS and then spinning off the stock of SDS in the Distribution. The historical consolidated financial statements of Sybron International include periods during which the various spun-off businesses operated as direct or indirect subsidiaries of Sybron International.

     The unaudited Pro Forma Combined Statements of Income for SDS for the year ended September 30, 1999, and the nine months ended June 30, 2000, present the pro forma combined results of operations of SDS and its affiliates assuming the transactions contemplated by the Distribution, including the borrowing to be incurred by SDS in connection with the Distribution, had been completed as of the beginning of the periods presented, and include all material adjustments necessary to restate the historical results of SDS on a pro forma basis. The adjustments required to reflect the transactions are set forth in the "Pro Forma Adjustments" column.

     The unaudited Pro Forma Combined Balance Sheet of SDS as of June 30, 2000, presents the pro forma combined financial position of SDS assuming the transactions contemplated by the Distribution had taken place on June 30, 2000. The adjustments required to reflect the transaction are set forth in the "Pro Forma Adjustments" column.

     The unaudited pro forma combined financial statements of SDS should be read in conjunction with the historical combined financial statements and related notes of SDS included elsewhere in this Information Statement. The pro forma financial information presented is for informational purposes and may not necessarily be indicative of SDS's future results of operations or financial position or reflect what the results of operations or financial position would have actually been had SDS operated as an independent company during the periods shown.

                 SYBRON DENTAL SPECIALTIES, INC. AND AFFILIATES

                    PRO FORMA COMBINED STATEMENTS OF INCOME
                     FOR THE YEAR ENDED SEPTEMBER 30, 1999

                                                                              PRO FORMA
                                                            HISTORICAL       ADJUSTMENTS           PRO FORMA
                                                            ----------       -----------           ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                              (UNAUDITED)
Net sales...............................................     $388,176         $     --             $388,176
Cost of sales:
  Cost of product sold..................................      162,448               --              162,448
  Depreciation of purchase accounting adjustments.......          108               --                  108
                                                             --------         --------             --------
Total cost of sales.....................................      162,556               --              162,556
                                                             --------         --------             --------
Gross profit............................................      225,620               --              225,620
                                                             --------         --------             --------
Selling, general and administrative expenses............      118,193            6,500(a)           124,693
Sybron International charges............................        4,228           (4,228)(b)               --
Merger, transaction and integration expenses............        2,569               --                2,569
Restructuring charge....................................       (1,177)              --               (1,177)
Depreciation and amortization of purchase accounting
  adjustments...........................................        7,501               --                7,501
                                                             --------         --------             --------
Total selling, general and administrative expenses......      131,314            2,272              133,586
                                                             --------         --------             --------
Operating income........................................       94,306           (2,272)              92,034
                                                             --------         --------             --------
Other income (expense):.................................           --               --                   --
  Interest expense......................................      (17,074)         (17,955)(c)          (35,029)
  Interest income -- Sybron International...............        1,151           (1,151)(d)               --
  Amortization of deferred financing fees...............         (154)            (196)(e)             (350)
  Other, net............................................          (85)              --                  (85)
                                                             --------         --------             --------
Income before income taxes..............................       78,144          (21,574)              56,570
Income taxes............................................       30,850           (8,737)(f)           22,113
                                                             --------         --------             --------
Net income..............................................     $ 47,294         $(12,837)            $ 34,457
                                                             ========         ========             ========
Pro forma basic earnings per share......................                                           $      .(g)
Pro forma diluted earnings per share....................                                           $      .(g)
                                                                                                   ========
Basic shares outstanding................................                                                   (g)
Effect of assumed exchange of employee stock options....                                                   (g)
                                                                                                   --------
Diluted shares outstanding..............................                                                   (g)
                                                                                                   ========

       See accompanying notes to pro forma combined financial statements.

                 SYBRON DENTAL SPECIALTIES, INC. AND AFFILIATES
                    PRO FORMA COMBINED STATEMENTS OF INCOME
                    FOR THE NINE MONTHS ENDED JUNE 30, 2000

                                                                              PRO FORMA
                                                            HISTORICAL       ADJUSTMENTS           PRO FORMA
                                                            ----------       -----------           ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                             (UNAUDITED)
Net sales...............................................     $306,665          $    --             $306,665
Cost of sales:
  Cost of product sold..................................      128,133               --              128,133
  Depreciation of purchase accounting adjustments.......           80               --                   80
                                                             --------          -------             --------
Total cost of sales.....................................      128,213               --              128,213
                                                             --------          -------             --------
Gross profit............................................      178,452               --              178,452
                                                             --------          -------             --------
Selling, general and administrative expenses............       92,542            4,875(a)            97,417
Sybron International charges............................        2,936           (2,936)(b)               --
Depreciation and amortization of purchase accounting
  adjustments...........................................        6,260               --                6,260
                                                             --------          -------             --------
Total selling, general and administrative expenses......      101,738            1,939              103,677
                                                             --------          -------             --------
Operating income........................................       76,714           (1,939)              74,775
                                                             --------          -------             --------
Other income (expense):.................................           --               --                   --
  Interest expense......................................      (18,800)          (7,368)(c)          (26,168)
  Interest income -- Sybron International...............          564             (564)(d)               --
  Amortization of deferred financing fees...............         (210)             (52)(e)             (262)
  Other, net............................................          240               --                  240
                                                             --------          -------             --------
Income before income taxes..............................       58,508           (9,923)              48,585
Income taxes............................................       23,635           (4,019)(f)           19,616
                                                             --------          -------             --------
Net income..............................................     $ 34,873          $(5,904)            $ 28,969
                                                             ========          =======             ========
Pro forma diluted earnings per share....................                                           $       (g)
Pro forma diluted earnings per share....................                                           $       (g)
                                                                                                   ========
Basic shares outstanding................................                                                   (g)
Effect of assumed exchange of employee stock options....                                                   (g)
                                                                                                   --------
Diluted shares outstanding..............................                                                   (g)
                                                                                                   ========

       See accompanying notes to pro forma combined financial statements.

                 SYBRON DENTAL SPECIALTIES, INC. AND AFFILIATES
                        PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 2000

                                                                              PRO FORMA
                                                               HISTORICAL    ADJUSTMENTS       PRO FORMA
                                                               ----------    -----------       ---------
                                                                            (IN THOUSANDS)
                                                                             (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................     $  5,672      $      --        $  5,672
  Accounts receivable, net.................................       75,451             --          75,451
  Inventories..............................................       84,128             --          84,128
  Deferred income taxes....................................        4,638             --           4,638
  Prepaid expenses and other current assets................        8,999             --           8,999
                                                                --------      ---------        --------
          Total current assets.............................      178,888             --         178,888
                                                                --------      ---------        --------
Advances and loans to Sybron International.................      112,951       (112,951)(h)          --
Property, plant and equipment, net.........................       52,518             --          52,518
Intangible assets..........................................      221,277             --         221,277
Deferred income taxes......................................        5,200             --           5,200
Other assets...............................................        6,359             --           6,359
                                                                --------      ---------        --------
          Total assets.....................................     $577,193      $(112,951)       $464,242
                                                                ========      =========        ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable.........................................     $  8,751      $      --        $  8,751
  Current portion of long-term debt........................          634         12,200 (h)      12,834
  Income taxes payable.....................................        4,217             --           4,217
  Accrued payroll and employee benefits....................       13,830             --          13,830
  Restructuring reserve....................................          912             --             912
  Deferred income taxes....................................        3,342             --           3,342
  Other current liabilities................................        8,070             --           8,070
                                                                --------      ---------        --------
          Total current liabilities........................       39,756         12,200          51,956
                                                                --------      ---------        --------
Long-term debt.............................................      308,937         61,728 (h)     370,665
Deferred income taxes......................................       14,525             --          14,525
Other liabilities..........................................        8,563             --           8,563
Commitments and contingent liabilities.....................           --             --              --
Stockholder's equity.......................................      205,412       (186,879)(h)      18,533
                                                                --------      ---------        --------
Total liabilities and stockholder's equity.................     $577,193      $(112,951)       $464,242
                                                                ========      =========        ========

       See accompanying notes to pro forma combined financial statements.

                 SYBRON DENTAL SPECIALTIES, INC. AND AFFILIATES
                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

     (a) To record the incremental costs directly attributable to the transaction that would have been incurred by SDS as a publicly held, independent company if the transaction had taken place on October 1, 1998 (for the year ended September 30, 1999) and October 1, 1999 (for the nine months ended June 30, 2000). SDS would have incurred approximately $4.0 million and $3.0 million in compensation and related costs for employees to perform functions that have historically been performed at Sybron International's corporate headquarters (treasury, tax, reporting, insurance, legal, etc.) in fiscal 1999 and the nine months ended June 30, 2000, respectively. These functions were performed on a consolidated Sybron International basis and will need to be duplicated at SDS as a result of the transaction. SDS also would have incurred, on an annual basis, corporate governance costs, stock transfer agent costs, incremental professional fees, and other costs aggregating approximately $2.5 million and $1.875 million in fiscal 1999 and the nine months ended June 30, 2000, respectively. The adjustments are based upon actual historical cost experience of Sybron International applied to SDS. Although the adjustment is based upon available historical information, SDS may incur greater or lower selling, general and administrative expenses in connection with operating as a stand alone company.

     (b) To remove historical corporate charges which would not have been incurred if SDS had been an independent company.

     (c) To record the incremental interest expense on the funds assumed to be borrowed under the SDS Credit Facilities. The funds are assumed to bear an annualized interest rate at 8.90% (Eurodollar Rate + 225 basis points). Management's estimate of the current available rate for borrowings under comparable credit facilities is the Eurodollar Rate plus 225 to 300 basis points. Pro forma adjustments to bank debt in 1999 and the nine months ended June 30, 2000, include the addition of a weighted average amount of $132.1 million and $48.5 million of bank debt, respectively, based upon the difference between the pro forma bank debt of $375 million and the historical weighted average levels of debt of $242.9 million and $326.5 million in 1999 and the nine months ended June 30, 2000, respectively. Pro forma interest adjustments were calculated as follows (dollars in thousands):

                                             WEIGHTED AVERAGE                    PRO FORMA     PRO FORMA
                                                 BALANCE        AVERAGE RATE   INTEREST RATE   ADJUSTMENT
                                             ----------------   ------------   -------------   ----------
YEAR ENDED SEPTEMBER 30, 1999
Revolving Credit Facility.................       $152,900           6.0%           8.9%         $ 4,434
Term Loan A Tranche.......................         68,701           6.7%           8.9%           1,511
Term Loan B Tranche.......................         21,333           7.7%           8.9%             256
Additional Debt from the Distribution.....        132,066             --           8.9%          11,754
                                                 --------                                       -------
Total.....................................       $375,000                                       $17,955
                                                 ========                                       =======
NINE MONTHS ENDED JUNE 30, 2000
Revolving Credit Facility.................       $137,151           6.7%           8.9%         $ 2,268
Term Loan A Tranche.......................         69,372           7.0%           8.9%           1,003
Term Loan B Tranche.......................        119,944           8.0%           8.9%             848
Additional Debt from the Distribution.....         48,533             --           8.9%           3,249
                                                 --------                                       -------
Total.....................................       $375,000                                       $ 7,368
                                                 ========                                       =======

     Borrowing rates may change prior to the incurrence of such debt on or before the Distribution Date; further, after the Distribution the interest rate on the borrowings under the SDS Credit Facilities will continue to be subject to changes in interest rates. The following table reflects the effect on the pro forma combined statements of income of an increase or decrease of 10% from the current estimated interest rate of 8.90% on an annualized basis.

                                                  YEAR ENDED        NINE MONTHS ENDED
                                              SEPTEMBER 30, 1999      JUNE 30, 2000
                                              ------------------    -----------------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Change in income before income taxes......          $3,338               $2,504
                                                    ======               ======
Change in net income......................          $1,986               $1,490
                                                    ======               ======
Change in pro forma diluted earnings per
  share...................................          $                    $
                                                    ======               ======

     (d) To eliminate intercompany interest paid to SDS.

     (e) To record deferred financing fees had the transaction been completed on the first day of the period presented.

     (f) To record income tax benefits attributable to (a), (b), (c), (d) and
(e) above at a statutory rate of 38%.

     (g) The pro forma per share information is based upon the weighted average number of common and common equivalent shares used by Sybron International to determine its earnings per share for the respective periods, adjusted in
accordance with the Distribution ratio of          shares of SDS for every share
of Sybron International common stock held.

     In connection with the Distribution, SDS's officers and employees will be allowed to exchange their Sybron International stock options for SDS stock options having an aggregate intrinsic value (the spread between the market value and exercise price of the option shares) equal to the aggregate intrinsic value of the Sybron International stock options exchanged and an exercise price that maintains the ratio of the exercise price per share to the market value per share of the Sybron International stock options exchanged.

     The aggregate intrinsic value of the SDS stock options will be equal to the aggregate intrinsic value of the Sybron International stock options immediately before the spin-off, and the ratio of the exercise price per share of the SDS stock options to the market value per share will not be less than the ratio of the exercise price per share to the market value per share of the Sybron International stock options immediately before the spin-off. No modifications will be made to accelerate the vesting or to extend the life of the options. The intent is to enable SDS officers and employees to maintain but not increase the economic value of unexercised stock options. Any fractional shares resulting from the exchange will be paid in cash. The amount of cash paid will be minimal and will be recorded as compensation expense. Therefore, there will be no accounting consequence to SDS for the exchange.

     Unless exercised prior to the Distribution Date, any options to acquire Sybron International common stock held by those employees and not exchanged will expire on or shortly after the Distribution occurs. See "Executive
Compensation -- Stock Options -- Adjustment or Exchange of Options in the Distribution."

     Basic and diluted shares used to calculate earnings per share are based upon the ratio of SDS shares per share of Sybron International to be issued in connection with the Distribution. We have used this ratio for the following reasons: (1) upon the Distribution, each shareholder of Sybron International
will receive           shares of SDS for each Sybron International share owned
on the record date; (2) there are no common stock equivalents of SDS as of the date of this filing; and (3) we are unable to estimate the impact of converting Sybron International common stock equivalents into SDS common stock equivalents because it will depend upon the market prices of Sybron International stock and SDS stock at the time of the spin-off, which prices cannot be predicted with certainty. See "Executive Compensation -- Stock Options -- Adjustment or Exchange of Options in the Distribution."

     (h) To record a dividend from SDS to Sybron International, estimated at June 30, 2000 to be $186.9 million net of the repayment of all intercompany loans and advances and an allocation of $375 million of Sybron International bank debt. These amounts are based upon the agreement between the parties providing for the spin-off. See "Business of SDS and its Subsidiaries -- Transactions and Agreements Between Sybron International and SDS." The debt amounts are as follows:

                                                            PRO FORMA
                                              HISTORICAL    ADJUSTMENT    PRO FORMA
                                              ----------    ----------    ---------
                                                         (IN THOUSANDS)
Current portion of term loan..............     $    300      $12,200      $ 12,500
Other current portion of short term
  debt....................................          334           --           334
                                               --------      -------      --------
Total current portion of short term
  debt....................................          634       12,200        12,834
                                               ========      =======      ========
Long-term portion of term loan............      188,972       (6,472)      187,500
Revolving credit facility.................      111,800       63,200       175,000
Other long term debt......................        8,165           --         8,165
                                               --------      -------      --------
Total long-term bank debt.................     $308,937      $61,728      $370,665
                                               ========      =======      ========

     (i) SDS does not anticipate any material charges or credits resulting directly from the transaction to be included in its statement of income in the twelve-month period following the spin-off.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     Our goals are to consistently grow our sales and earnings. Key elements of the strategy we employ to meet our goals include product innovation, ongoing cost reduction, and growth through acquisitions. Our ability to execute our goals is subject to a number of risks and influences, many of which are addressed in this section. You should also see the sections entitled "Forward-Looking Statements and Cautionary Factors" and "Risk Factors" for other factors that can affect our growth.

     The following discussion should be read in conjunction with our combined financial statements and the accompanying notes contained elsewhere in this Information Statement.

SPECIAL CHARGES

     Our results for fiscal 1999 and the nine months ended June 30, 1999, include charges of approximately $2.6 million ($1.6 million after tax), consisting primarily of transaction costs relating to the merger with Pinnacle Products of Wisconsin, Inc. (the "Pinnacle Merger") associated with non-stockholder compensation of approximately $1.9 million and integration costs of approximately $0.7 million associated with the merger with LRS Acquisition Corp. (the "LRS Merger"), the parent of "A" Company Orthodontics. Our 1999 results also include income of $1.2 million ($0.8 million after tax) relating to adjustments made to the 1998 restructuring reserve, consisting of unused severance. These combined charges and income are collectively referred to herein as the "1999 Special Charges." The 1999 results have been restated to reflect the Pinnacle Merger, which was accounted for as a pooling of interests, and all prior period data has been adjusted to reflect the historical results of Pinnacle as if the merger took place on October 1, 1996.

     Our results for 1998 contain charges with respect to the restructuring of certain operations of Sybron Dental Specialties, Inc. relating primarily to the consolidation of Ormco Corporation and "A" Company Orthodontics, and merger, transaction and integration charges associated with the LRS Merger. These charges are collectively referred to herein as the "1998 Special Charges," and together with the 1999 Special Charges, are referred to as the "Special Charges."

     The 1998 Special Charges total $25.1 million ($17.1 million after tax), and consist of the following items:

(A) $14.6 million ($10.7 million after tax) relates to the consolidation of Ormco and "A" Company activities after the LRS Merger, and the exiting of certain product lines. The charge primarily includes severance costs, costs associated with the closure of Ormco's sales office in Zurich, Switzerland, and costs associated with the exiting of redundant product lines. In 1999, this reserve was decreased by approximately $1.2 million for an adjustment to the original severance estimates. We do not expect any additional adjustments. Approximately $7.5 million of these charges are cash expenditures of which $3.6 million was paid in 1998, $2.6 million was paid in 1999 and $0.4 million was paid in the nine months ended June 30, 2000. Of the remaining $0.9 million, we expect to pay approximately $0.2 million in the remainder of 2000, and $0.7 million in 2001 and beyond.

     These actions eliminated annual costs of approximately $11.0 million. Savings at SDS resulted from:

     - reduced salaries and related employee expenses associated with a reduction in the number of sales representatives (approximately $2.9 million);

     - the elimination of duplicative costs associated with closing the SDS sales office located in Zurich, Switzerland and the expansion of an existing "A" Company facility in the Netherlands (approximately $2.4 million);

     - a reduction in marketing, accounting and information technology, customer service, administrative and legal costs resulting from the elimination of duplicative functions at "A" Company and SDS (approximately $1.5 million, $0.8 million, $0.3 million, $0.1 million and $0.1 million, respectively);

     - a reduction of salaries and related expenses associated with the elimination of executive staff and directors fees at "A" Company (approximately $1.7 million);

     - the subleasing of the "A" Company administrative facility after moving administrative functions into SDS's existing facility in Orange, California (approximately $0.6 million);

     - the elimination of duplicative costs associated with combining a research and development office in Michigan with an existing research and development office in Orange, California (approximately $0.3 million); and

     - costs associated with combining a Japanese sales office into an existing Japanese sales office (approximately $0.3 million).

     SDS has achieved actual savings in line with these expectations. We do not anticipate, and have not experienced to date, significant offsets to savings in either increased expenses or reduced revenues.

     Restructuring activity since June 30, 1998, and its components are as follows:

                                                                 INVENTORY
                                           LEASE     SHUT-DOWN    WRITE-     FIXED           CONTRACTUAL
                              SEVERANCE   PAYMENTS     COSTS        OFF      ASSETS   TAX    OBLIGATIONS
                                 (A)        (B)         (B)         (C)       (C)     (D)        (E)       OTHER     TOTAL
                              ---------   --------   ---------   ---------   ------   ---    -----------   -----     -----
                                                                     (IN THOUSANDS)
1998 Restructuring Charge...   $4,300       $300       $400       $4,600     $1,300   $700      $900       $2,100   $14,600
1998 Cash Payments..........    1,800                   100                      --     --       300        1,400     3,600
1998 Non-Cash Charges.......       --         --         --        4,600      1,300     --        --           --     5,900
                               ------       ----       ----       ------     ------   ----      ----       ------   -------
September 30, 1998
  balance...................   $2,500       $300       $300       $   --     $   --   $700      $600       $  700   $ 5,100
1999 Cash Payments..........    1,300        300        300           --         --     --       300          400     2,600
Adjustments(a)..............    1,200         --         --           --         --     --        --           --     1,200
                               ------       ----       ----       ------     ------   ----      ----       ------   -------
September 30, 1999
  balance...................   $   --       $ --       $ --       $   --     $   --   $700      $300       $  300   $ 1,300
2000 Cash Payments..........       --         --         --           --         --     --       300          100       400
                               ------       ----       ----       ------     ------   ----      ----       ------   -------
June 30, 2000 balance.......   $   --       $ --       $ --       $   --     $   --   $700      $ --       $  200   $   900
                               ======       ====       ====       ======     ======   ====      ====       ======   =======

---------------
     (a) Amount represents severance and termination costs for approximately 100 terminated employees (primarily sales and marketing personnel). As of June 30, 2000, 83 employees have been terminated as a result of the restructuring plan. An adjustment of approximately $1,200 was made in the third quarter of fiscal 1999 to adjust the accrual primarily representing over accruals for anticipated costs associated with outplacement services, accrued fringe benefits, and severance associated with employees who were previously notified of termination and subsequently filled other positions. No additional employees will be terminated under this restructuring plan.

     (b) Amount represents lease payments and shutdown costs on exited facilities.

     (c) Amount represents write-offs of inventory and fixed assets associated with discontinued product lines.

     (d) Amount represents a statutory tax relating to assets transferred from an exited sales facility in Switzerland.

     (e) Amount represents certain terminated contractual obligations.

(B) $10.5 million ($6.4 million after taxes) consists of transaction, merger and integration costs associated with the LRS Merger. We do not anticipate additional merger and integration costs relating to the LRS or Pinnacle Mergers.

SALES AND OPERATING INCOME GROWTH

     Both our net sales and operating income grew in fiscal 1999 and the nine months ended June 30, 2000 from the previous corresponding periods. Net sales in 1999 and for the nine months ended June 30, 2000 increased by 5.8% and 7.6%, respectively, from corresponding prior year periods. Operating income in 1999 and the nine months ended June 30, 2000 increased by 46.1% and 13.4%, respectively, over the corresponding prior year periods, influenced by the Special Charges discussed above. Excluding the Special Charges, operating income increased by 11.1% and 13.1%, respectively, over the prior year periods.

     Sales grew for the year ended September 30, 1999, both domestically and internationally. Domestic and international sales increased by 4.3% and 8.0%, respectively, over the prior year. International sales were positively impacted by the weakening of the U.S. dollar and the recovery from economic weakness in the Asian region. In the first half of fiscal 2000, domestic and international net sales grew by 12.2% and 0.4%, respectively, over the corresponding prior year period. International sales were negatively impacted by the strengthening of the U.S. dollar. Without currency effects, international sales would have increased by 4.6%.

1999 AND THE FIRST NINE MONTHS OF FISCAL 2000 ACQUISITIONS

     As discussed in "Business of SDS and its Subsidiaries -- General," we have maintained an active program of product innovation. We believe that new product introductions are important to our ability to maintain our competitive position. We have also pursued numerous acquisition opportunities, completing 22 acquisitions since 1993, three of which we completed in 1999 and three in the first nine months of fiscal 2000. Acquisitions completed in 1999 and the first nine months of fiscal 2000 are as follows:

                                       APPROXIMATE
                                    ANNUAL SALES PRIOR    ACQUISITION
COMPANY                               TO ACQUISITION         DATE                  DESCRIPTION
-------                             ------------------    -----------              -----------
PROFESSIONAL DENTAL
  Pinnacle Products of
     Wisconsin, Inc. ...........      $11.8 million          10/98       Manufacturer of dental
                                                                         disposable infection control
                                                                         products.
  Safe-Wave Products, Inc. .....      $ 4.0 million           2/00       Manufacturer of disposable tips
                                                                         and adapters for air/water
                                                                         syringes used in dental
                                                                         operatories.
ORTHODONTICS
  Endo Direct Ltd...............      $ 0.3 million           7/99       Exclusive distributor of Tycom
                                                                         Dental endodontic products in
                                                                         Europe.
  LPI Ormco.....................      $ 0.3 million          10/99       Distributor of Ormco orthodontic
                                                                         products in Austria.
  Professional Positioners,
     Inc. ......................      $ 5.4 million          12/99       Manufacturer of orthodontic
                                                                         retainers and positioners.
INFECTION CONTROL PRODUCTS
  Alden Scientific, Inc. and
     Gulfstream Medical,
     Inc. ......................      $ 3.5 million           7/99       Manufacturer of reagents and
                                                                         related infection control
                                                                         products.

     These acquisitions are consistent with our strategy of acquiring product lines that can be manufactured in existing facilities, sold through existing sales and distribution networks, or both. We intend to continue to seek out acquisition candidates consistent with our strategy. However, there can be no assurance of the number or size of future acquisitions.

INTERNATIONAL OPERATIONS

     Substantial portions of our sales, income and cash flows are derived internationally. The financial position and the results of operations from substantially all of our international operations, other than most U.S. export sales, are measured using the local currency of the countries in which such operations are conducted and are then translated into U.S. dollars. While the reported income of foreign subsidiaries will be impacted by a weakening or strengthening of the U.S. dollar in relation to a particular local currency, the effects of foreign currency fluctuations are mitigated by the fact that the subsidiaries' operations are conducted in numerous foreign countries and, therefore, in numerous foreign currencies. In addition, our U.S. export sales may be impacted by foreign currency fluctuations relative to the value of the U.S. dollar as foreign customers may adjust their level of purchases upward or downward according to the weakness or strength of their respective currencies versus the U.S. dollar.

     From time to time on behalf of SDS, Sybron International has employed currency hedges to mitigate the impact of foreign currency fluctuations. If currency hedges are not employed, SDS may be exposed to earnings volatility as a result of foreign currency fluctuations. In October 1997, on behalf of SDS, Sybron International employed a series of foreign currency options, with a U.S. dollar notional amount of approximately $13.6 million at a cost of approximately $0.4 million. Two of these options were sold in the third quarter of 1998 for $0.4 million, resulting in no gain or loss in 1998 and, therefore, no gain or loss was allocated to SDS in 1998. The remaining options expired worthless in the fourth quarter of 1998. These options were designed to protect SDS from potential detrimental effects of currency movements associated with the U.S. dollar versus the German mark and the French franc as compared to the third and fourth quarters of 1997. In October 1998, on behalf of SDS, Sybron International again decided to employ a series of foreign currency options with a U.S. dollar notional amount of approximately $45.7 million at a cost of approximately $0.3 million. These options were designed to protect SDS from potential detrimental effects of currency movements associated with the U.S. dollar versus the German mark, French franc, Swiss franc, and Japanese yen in the second, third and fourth quarters of fiscal 1999 as compared to the second, third and fourth quarters of 1998. These options were sold or expired worthless in their respective quarters of fiscal 1999 at a net gain of $1.1 million, all of which was allocated to SDS. In November 1999, we again decided to employ a series of foreign currency options with a U.S. dollar notional amount of approximately $38.2 million at a cost of approximately $0.9 million. These options were designed to protect SDS from potential detrimental effects of currency movements associated with the U.S. dollar versus the Euro and Japanese yen in the second, third and fourth quarters of fiscal 2000 as compared to the second, third and fourth quarters of 1999. In the nine months ended June 30, 2000, Euro options expiring on March 29, 2000 and June 28, 2000 were sold at a gain of $1.2 million and the Japanese yen options expiring on March 29, 2000 and June 28, 2000 expired worthless. Approximately $1.1 million of the gain was allocated to SDS. We expect to continue to employ measures to protect our earnings from currency volatility through the use of currency options, forward contracts or similar instruments. Allocations of gains and losses were based upon SDS's exposure to the currencies hedged, relative to the consolidated Sybron International exposure. Foreign currency options expire in the quarter they are designed to protect and therefore must be sold or exercised in the quarter hedged in order not to expire.

     The following table sets forth our domestic sales and sales outside the United States in 1997, 1998 and 1999. See also Note 15 to our combined financial statements contained elsewhere in this Information Statement.

                                                                                   NINE MONTHS ENDED
                                                  YEAR ENDED SEPTEMBER 30,              JUNE 30,
                                              --------------------------------    --------------------
                                                1997        1998        1999        1999        2000
                                                ----        ----        ----        ----        ----
                                                                   (IN THOUSANDS)
Domestic net sales........................    $208,459    $216,463    $225,754    $167,863    $182,176
International net sales...................     150,238     150,423     162,422     117,193     124,489
                                              --------    --------    --------    --------    --------
Total net sales...........................    $358,697    $366,886    $388,176    $285,056    $306,665
                                              ========    ========    ========    ========    ========

LEGAL PROCEEDINGS

     SDS's subsidiaries are at any one time subject to a number of lawsuits or subject to claims arising out of their respective operations. For information regarding legal proceedings that may influence our performance, see
"Business -- Legal Proceedings."

RESULTS OF OPERATIONS

NINE MONTHS ENDED JUNE 30, 2000 COMPARED TO THE NINE MONTHS ENDED JUNE 30, 1999

     Net Sales

                                                              FISCAL      FISCAL
NET SALES:                                                     1999        2000
----------                                                   --------    --------
                                                                (IN THOUSANDS)
  Professional Dental....................................    $140,303    $156,273
  Orthodontics...........................................     127,009     131,030
  Infection Control Products.............................      17,744      19,362
                                                             --------    --------
     Total Net Sales.....................................    $285,056    $306,665
                                                             ========    ========

     Overall Company. Net sales for the nine months ended June 30, 2000 increased by $21.6 million or 7.6% from the corresponding fiscal 1999 period. After adjusting for the impact of the strengthening U.S. Dollar, sales would have increased by $27.2 million or 9.6% from the corresponding fiscal 1999 period.

     Professional Dental. Increased net sales in the Professional Dental segment resulted primarily from (a) increased net sales of new products (approximately $22.6 million) and (b) net sales of products from acquired companies net of discontinued products (approximately $0.8 million). Increased net sales were partially offset by: (a) decreased net sales of existing products (approximately $5.2 million) and (b) unfavorable foreign currency fluctuations (approximately $2.2 million).

     Orthodontics. Increased net sales in the Orthodontics segment resulted primarily from: (a) increased net sales of new products (approximately $6.2 million) and (b) increased net sales of products of an acquired company (approximately $3.4 million). Increased net sales were partially offset by: (a) unfavorable foreign currency fluctuations (approximately $3.5 million) and (b) decreased net sales of existing products (approximately $2.1 million).

     Infection Control Products. Increased net sales in the Infection Control Products segment resulted primarily from net sales of products of an acquired company (approximately $3.0 million) partially offset by decreased net sales of existing products due to dealer consolidations and product life cycle maturities and from a voluntary suspension of sales of certain products as a result of issues raised by an FDA inspection of Metrex Research Inc.'s Parker, Colorado facility. The impact of the action was mitigated by Metrex's ability to supply substitute products to its customers (approximately $1.4 million).

     Gross Profit

                                     FISCAL     PERCENT OF     FISCAL     PERCENT OF
GROSS PROFIT:                         1999        SALES         2000        SALES
-------------                        ------     ----------     ------     ----------
                                                     (IN THOUSANDS)
  Professional Dental.............  $ 78,440       55.9%      $ 88,921       56.9%
  Orthodontics....................    78,672       61.9%        80,236       61.2%
  Infection Control Products......     9,729       54.8%         9,295       48.0%
                                    --------       ----       --------       ----
     Total Gross Profit...........  $166,841       58.5%      $178,452       58.2%
                                    ========       ====       ========       ====

     Overall Company. Gross profit for the nine months ended June 30, 2000 increased by $11.6 million or 7.0% from the corresponding fiscal 1999 period.

     Professional Dental. Increased gross profit in the Professional Dental segment resulted primarily from: (a) increased volume (approximately $10.3 million), (b) a favorable product mix (approximately $2.3 million) and (c) an acquired company net of discontinued product lines (approximately $0.7 million). Increased gross profit was partially offset by: (a) increased manufacturing overhead (approximately $1.7 million), (b) unfavorable foreign currency fluctuations (approximately $0.8 million) and (c) inventory valuation adjustments, primarily related to increases in the LIFO reserves and an increase in obsolescence, partially offset by a favorable physical inventory adjustment (approximately $0.3 million).

     Orthodontics. Increased gross profit in the Orthodontics segment resulted primarily from: (a) a favorable product mix (approximately $4.7 million), (b) increased volume (approximately $2.7 million), (c) the effects of an acquired company (approximately $1.0 million) and (d) inventory valuation adjustments, primarily related to a positive revaluation of standards and decreases to the LIFO reserves, partially offset by an increase in obsolescence (approximately $0.2 million). Increased gross profit was partially offset by: (a) increased manufacturing costs (approximately $3.7 million) and (b) unfavorable foreign currency fluctuations (approximately $3.4 million).

     Infection Control Products. Decreased gross profit in the Infection Control Products segment resulted primarily from: (a) decreased volume (approximately $0.8 million), (b) increased manufacturing overhead (approximately $0.7 million), (c) costs associated with the product recall referred to above, including the write-off of inventory (approximately $0.5 million), (d) product mix (approximately $0.2 million) and (e) other inventory valuation adjustments (approximately $0.2 million). Decreased gross profit was partially offset by the effects of an acquired company (approximately $2.0 million).

     Selling, General and Administrative Expenses

                                               FISCAL     PERCENT OF     FISCAL     PERCENT OF
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:   1999        SALES         2000        SALES
---------------------------------------------  ------     ----------     ------     ----------
                                                               (IN THOUSANDS)
  Professional Dental...................       $47,936       34.2%      $ 46,301       29.6%
  Orthodontics..........................        43,628       34.4%        47,205       36.0%
  Infection Control Products............         7,630       43.0%         8,232       42.5%
                                               -------       ----       --------       ----
     Total Selling, General and
       Administrative Expenses..........       $99,194       34.8%      $101,738       33.2%
                                               =======       ====       ========       ====

     Overall Company. Selling, general and administrative expenses for the nine months ended June 30, 2000, increased by $2.5 million or 2.6% from the corresponding fiscal 1999 period.

     Professional Dental. Decreased selling, general and administrative expenses in the Professional Dental segment resulted primarily from: (a) the non-recurring 1999 Special Charges (approximately $2.0 million) and (b) decreased selling and marketing expenses (approximately $0.6 million). Decreased selling, general and administrative expenses in the Professional Dental segment were partially offset by: (a) unfavorable foreign currency fluctuations (approximately ($0.5 million), (b) increased general and administrative expenses (approximately $0.3 million) and (c) increased amortization of intangibles primarily as a result of an acquisition (approximately $0.2 million).

     Orthodontics. Increased selling, general and administrative expenses in the Orthodontics segment resulted primarily from: (a) increased general and administrative expenses (approximately $1.9 million), (b) a non-recurring 1999 reversal of Special Charges (approximately $1.2 million), (c) increased selling, general and administrative expenses as a result of acquired companies (approximately $0.9 million), (d) increased amortization of intangibles primarily as a result of acquisitions (approximately $0.4 million), (e) increased selling and marketing expenses (approximately $0.2 million) and (f) unfavorable foreign currency fluctuations (approximately $0.2 million). Increased selling, general and administrative expenses in the Orthodontics segment were partially offset by (a) decreased research and development expenses

(approximately $0.7 million) and (b) the non-recurring 1999 Special Charges (approximately $0.5 million).

     Infection Control Products. Increased selling, general and administrative expenses in the Infection Control Products segment resulted primarily from: (a) increased selling, general and administrative expenses as a result of acquired companies (approximately $0.4 million) and (b) amortization of intangibles primarily from acquired businesses (approximately $0.3 million). Increased selling, general and administrative expenses were partially offset by decreased selling and marketing expenses (approximately $0.1 million).

     Operating Income

                                      FISCAL     PERCENT OF    FISCAL     PERCENT OF
OPERATING INCOME:                      1999        SALES        2000        SALES
-----------------                     ------     ----------    ------     ----------
                                                      (IN THOUSANDS)
  Professional Dental...............  $30,504       21.7%      $42,620       27.3%
  Orthodontics......................   35,044       27.6%       33,031       25.2%
  Infection Control Products........    2,099       11.8%        1,063        5.5%
                                      -------       ----       -------       ----
     Total Operating Income.........  $67,647       23.7%      $76,714       25.0%
                                      =======       ====       =======       ====

     As a result of the foregoing, operating income in the first nine months of fiscal 2000 increased by 13.4% or $9.1 million over operating income in the corresponding fiscal 1999 period.

     Interest Expense

     Interest expense was $18.8 million in the first nine months of fiscal 2000, an increase of $4.0 million from the corresponding fiscal 1999 period. The increase resulted from a higher average debt balance resulting primarily from funding acquisitions and an increase in average interest rates primarily due to the addition of a Term B Loan in July 1999 and an increase in the adjusted interbank offered rate for eurodollar deposits which determines the interest charges on floating rate debt. See "Liquidity and Capital Resources," below.

     Income Taxes

     Taxes on income from continuing operations in the first nine months of fiscal 2000 were $23.6 million, an increase of $2.7 million from the corresponding 1999 period. The increase resulted primarily from increased taxable earnings.

     Net Income

     As a result of the foregoing, we had net income of $34.9 million in the first nine months of fiscal 2000, as compared to net income of $32.2 million in the corresponding 1999 period.

     Depreciation and Amortization

     Depreciation and amortization expense is allocated among cost of sales, selling, general and administrative expenses and other expense. Depreciation and amortization decreased $0.6 million in the first nine months of fiscal 2000 due to a decrease in the depreciation of existing assets, partially offset by additional amortization from the step-up of assets, goodwill and intangibles recorded from the various acquisitions as well as routine operating capital expenditures.

     New Accounting Pronouncements

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS 138"). Both statements are effective for financial statements for periods beginning after June 15, 2000. SFAS 133 and SFAS 138 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. It is our intention to adopt SFAS 133 and SFAS 138 in our first quarter of our 2001 fiscal year. We do not believe the adoption of SFAS 133 and SFAS 138 will have a material impact on our financial position or results of operations.

YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO THE YEAR ENDED SEPTEMBER 30, 1998

     Net Sales

                       NET SALES:                              1998        1999
                       ----------                              ----        ----
                                                                (IN THOUSANDS)
  Professional Dental....................................    $188,334    $191,923
  Orthodontics...........................................     162,510     169,901
  Infection Control Products.............................      16,042      26,352
                                                             --------    --------
     Total net sales.....................................    $366,886    $388,176
                                                             ========    ========

     Overall Company. Net sales for the year ended September 30, 1999 increased by $21.3 million or 5.8% from 1998. After adjusting for the impact of the weakening of the U.S. Dollar, sales would have increased by $20.1 million or 5.5% from 1998.

     Professional Dental. Increased net sales in the Professional Dental segment resulted primarily from: (a) increased sales of new products (approximately $7.8 million) and (b) favorable foreign currency fluctuations (approximately $0.3 million). Increased sales were partially offset by (a) decreased sales of existing products (approximately $2.7 million) and (b) discontinued products lines (approximately $1.8 million).

     Orthodontics. Increased net sales in the Orthodontics segment resulted primarily from: (a) net sales of products of acquired companies net of discontinued products (approximately $5.0 million), (b) favorable foreign currency fluctuations (approximately $0.9 million), (c) increased sales of existing products (approximately $0.8 million) and (d) increased sales of new products (approximately $0.7 million).

     Infection Control Products. Increased net sales in the Infection Control Products segment resulted primarily from: (a) net sales of products of acquired companies (approximately $7.5 million) and (b) increased sales of existing products (approximately $2.8 million).

     Gross Profit

                                                       PERCENT OF                PERCENT OF
             GROSS PROFIT:                   1998        SALES         1999        SALES
             -------------                   ----      ----------      ----      ----------
                                                            (IN THOUSANDS)
  Professional Dental..................    $108,979       57.9%      $105,964       55.2%
  Orthodontics.........................      93,697       57.7%       105,448       62.1%
  Infection Control Products...........       8,625       53.8%        14,208       53.9%
                                           --------       ----       --------       ----
     Total gross profit................    $211,301       57.6%      $225,620       58.1%
                                           ========       ====       ========       ====

     Overall Company. Gross profit at SDS increased by $14.3 million in 1999, an increase of 6.8% over SDS's 1998 gross profit.

     Professional Dental. Decreased gross profit in the Professional Dental segment resulted primarily from: (a) inventory valuation adjustments primarily related to an increase in LIFO reserves, negative physical inventory adjustments and an unfavorable inventory revaluation of standards (approximately $5.8 million), (b) exited product lines (approximately $1.7 million) and (c) increased manufacturing overhead (approximately $0.8 million). The decreased gross profit was partially offset by (a) increased volume (approximately $2.5 million), (b) the non-recurring 1998 Special Charges (approximately $1.4 million), (c) a favorable product mix (approximately $1.0 million), and (d) favorable foreign currency fluctuations (approximately $0.4 million).

     Orthodontics. Increased gross profit in the Orthodontics segment resulted primarily from: (a) decreased manufacturing overhead (approximately $4.4 million), (b) the non-recurring 1998 Special Charges (approximately $3.2 million), (c) the effects of acquired companies net of discontinued product lines (approximately $1.8 million), (d) inventory valuation adjustments primarily related to decreases in LIFO reserves, a reduction of obsolescence partially offset by a negative revaluation of standards and physical inventory adjustments (approximately $0.6 million), (e) favorable foreign currency fluctuations (approximately $1.0 million), (f) a favorable product mix (approximately $0.5 million) and (g) increased volume (approximately $0.2 million).

     Infection Control Products. Increased gross profit in the Infection Control Products segment resulted primarily from: (a) the effects of acquired companies (approximately $4.1 million), (b) increased volume (approximately $1.5 million) and (c) the non-recurring 1998 Special Charges (approximately $0.1 million), partially offset by inventory valuation adjustments related to an increase in LIFO reserves (approximately $0.2 million).

     Selling, General and Administrative Expenses

                                                             PERCENT OF                PERCENT OF
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:      1998        SALES         1999        SALES
---------------------------------------------      ----      ----------      ----      ----------
                                                                  (IN THOUSANDS)
  Professional Dental.....................       $ 61,413       32.6%      $ 62,406       32.5%
  Orthodontics............................         78,673       48.4%        58,327       34.3%
  Infection Control Products..............          6,679       41.6%        10,581       40.2%
                                                 --------       ----       --------       ----
     Total selling, general and
       administrative expenses............       $146,765       40.0%      $131,314       33.8%
                                                 ========       ====       ========       ====

     Overall Company. Selling, general and administrative expenses at SDS decreased by $15.5 million in 1999, a decrease of 10.5% from SDS's 1998 selling, general and administrative expenses.

     Professional Dental. Increased selling, general and administrative expenses in the Professional Dental segment resulted primarily from: (a) increased selling and marketing expenses (approximately $3.0 million), (b) the 1999 Special Charges (approximately $1.8 million), (c) increased research and development expenses (approximately ($0.5 million) and (d) increased amortization of intangibles primarily as a result of acquisitions (approximately $0.1 million). These expenses were partially offset by: (a) reduced general and administrative expenses (approximately $1.9 million), (b) non-recurring 1998 Special Charges (approximately $1.2 million), (c) favorable foreign currency fluctuations (approximately $1.1 million), and (d) a reduction in the allocation of Sybron International overhead (approximately $0.3 million).

     Orthodontics. Decreased selling, general and administrative expenses in the Orthodontics segment resulted primarily from: (a) non-recurring 1998 Special Charges (approximately $18.6 million), (b) decreased general and administrative expenses primarily as a result of the six month benefit of the integration of "A" Company with Ormco (approximately $2.2 million), (c) decreased selling and marketing expenses primarily as a result of the six month benefit of the integration of "A" Company with Ormco (approximately $2.5 million) and (d) the 1999 Special Charges (approximately $0.3 million). Decreased selling, general and administrative expenses in the Orthodontics segment were partially offset by
(a) increased research and development expenses (approximately $1.5 million),
(b) increased selling, general and administrative expenses as a result of acquired companies (approximately $1.0 million), (c) increased amortization of intangibles primarily as a result of acquisitions (approximately $0.4 million) and (d) an increase in the allocation of Sybron International overhead (approximately $0.3 million).

     Infection Control Products. Increased selling, general and administrative expenses in the Infection Control Products segment resulted primarily from: (a) increased selling, general and administrative expenses as a result of acquired companies (approximately $2.4 million), (b) increased selling and marketing expenses (approximately ($0.7 million), (c) amortization of intangibles primarily from acquired businesses (approximately $0.3 million), (d) increased general and administrative expenses (approximately $0.4 million) and (e) an increase in the allocation of Sybron International overhead (approximately $0.1 million).

     Operating Income

                                                        PERCENT OF               PERCENT OF
            OPERATING INCOME:                 1998        SALES        1999        SALES
            -----------------                 ----      ----------     ----      ----------
                                                             (IN THOUSANDS)
  Professional Dental....................    $47,566       25.3%      $43,558       22.7%
  Orthodontics...........................     15,024        9.2%       47,121       27.7%
  Infection Control Products.............      1,946       12.1%        3,627       13.8%
                                             -------       ----       -------       ----
     Total operating income..............    $64,536       17.6%      $94,306       24.3%
                                             =======       ====       =======       ====

     As a result of the foregoing, operating income in 1999 increased by 46.1% or $29.8 million over operating income in 1998.

     Interest Expense

     Interest expense was $17.1 million in 1999, a decrease of $3.1 million from 1998. The decrease resulted primarily from a reallocation of debt among the subsidiaries of Sybron International in 1999 and decreased interest rates. Because Sybron International (excluding SDS) was more active in acquisition activity than SDS, a smaller proportion of debt related to the credit facilities (discussed later) was allocated to SDS.

     Income Taxes

     Taxes on income from continuing operations were $30.8 million, an increase of $12.2 million from 1998. The increase resulted primarily from increased taxable earnings offset partially by a lower effective tax rate.

     Net Income

     As a result of the foregoing, we had net income of $47.3 million in 1999, as compared to net income of $27.5 million in 1998.

     Depreciation and Amortization

     Depreciation and amortization expense is allocated among cost of sales, selling, general and administrative expenses and other expense. Depreciation and amortization increased $0.9 million in 1999 due to additional depreciation and amortization from the step-up of assets and goodwill recorded from the various acquisitions as well as routine operating capital expenditures.

YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO THE YEAR ENDED SEPTEMBER 30, 1997

     Net Sales

                       NET SALES:                              1997        1998
                       ----------                              ----        ----
                                                                (IN THOUSANDS)
  Professional Dental....................................    $185,831    $188,334
  Orthodontics...........................................     158,107     162,510
  Infection Control Products.............................      14,759      16,042
                                                             --------    --------
     Total net sales.....................................    $358,697    $366,886
                                                             ========    ========

     Overall Company. Net sales at SDS increased by $8.2 million in 1998, an increase of 2.3% over SDS's 1997 net sales.

     Professional Dental. Increased net sales in the Professional Dental segment resulted primarily from: (a) increased sales of new products (approximately $4.2 million) and (b) increased sales of existing products (approximately $4.2 million). Increased sales were partially offset by (a) unfavorable foreign currency fluctuations (approximately $4.8 million) and (b) net sales of products of acquired companies net of discontinued product lines (approximately $1.1 million).

     Orthodontics. Increased net sales in the Orthodontics segment resulted primarily from: (a) net sales of products of acquired companies net of discontinued product lines (approximately $7.0 million) and (b) increased sales of new products (approximately $2.3 million). Increased sales were partially offset by (a) decreased sales of existing products (approximately $2.5 million) and (b) unfavorable foreign currency fluctuations (approximately $2.4 million).

     Infection Control Products. Increased net sales in the Infection Control Products segment resulted primarily from net sales of products of acquired companies (approximately $4.0 million), partially offset by decreased sales of existing products (approximately $2.7 million).

     Gross Profit

                                                       PERCENT OF                PERCENT OF
             GROSS PROFIT:                   1997        SALES         1998        SALES
             -------------                   ----      ----------      ----      ----------
                                                            (IN THOUSANDS)
  Professional Dental..................    $102,847       55.3%      $108,979       57.9%
  Orthodontics.........................      94,674       59.9%        93,697       57.7%
  Infection Control Products...........       8,334       56.5%         8,625       53.8%
                                           --------       ----       --------       ----
     Total gross profit................    $205,855       57.4%      $211,301       57.6%
                                           ========       ====       ========       ====

     Overall Company. Gross profit at SDS increased by $5.4 million in 1998, an increase of 2.6% over SDS's 1997 gross profit, as a result of the factors described in the paragraphs below.

     Professional Dental. Increased gross profit in the Professional Dental segment resulted primarily from: (a) increased volume (approximately $5.8 million), (b) inventory valuation adjustments primarily related to decreases in LIFO reserves and a favorable inventory revaluation of standards, partially offset by an unfavorable physical inventory adjustment (approximately $3.0 million), (c) favorable manufacturing variances (approximately $1.0 million),
(d) reduced amortization (approximately $0.8 million) and (e) an improved product mix (approximately $0.6 million). Increased gross profit was partially offset by: (a) unfavorable foreign currency fluctuations (approximately $2.7 million), (b) the 1998 Special Charges (approximately $1.4 million) and (c) exited product lines (approximately $1.1 million).

     Orthodontics. Decreased gross profit in the Orthodontics segment resulted primarily from: (a) unfavorable foreign currency fluctuations (approximately $2.3 million), (b) the 1998 Special Charges (approximately $3.2 million) and (c) inventory valuation adjustments primarily related to increased LIFO reserves and an increase in obsolescence (approximately $2.6 million). Decreased gross profit was partially offset by: (a) the effects of acquired companies net of discontinued product lines (approximately $4.4 million), (b) a favorable product mix (approximately $1.4 million), (c) an increase in volume (approximately $0.7 million), (d) favorable manufacturing variances (approximately $0.4 million) and (e) reduced amortization (approximately $0.2 million).

     Infection Control Products. Increased gross profit in the Infection Control Products segment resulted primarily from: (a) the effects of acquired companies (approximately $2.3 million) and (b) inventory valuation adjustments primarily related to a decrease in LIFO reserves ($0.2 million). Increased gross profit was partially offset by: (a) decreased volume (approximately $1.9 million), (b) unfavorable manufacturing variances (approximately $0.2 million) and (c) the 1998 Special Charges (approximately $0.1 million).

     Selling, General and Administrative Expenses

                                                             PERCENT OF                PERCENT OF
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:      1997        SALES         1998        SALES
---------------------------------------------      ----      ----------      ----      ----------
                                                                  (IN THOUSANDS)
  Professional Dental.....................       $ 57,621       31.0%      $ 61,413       32.6%
  Orthodontics............................         63,252       40.0%        78,673       48.4%
  Infection Control Products..............          4,928       33.4%         6,679       41.6%
                                                 --------       ----       --------       ----
     Total selling, general and
       administrative expenses............       $125,801       35.1%      $146,765       40.0%
                                                 ========       ====       ========       ====

     Overall Company. Selling, general and administrative expenses at SDS increased by $21.0 million in 1998, an increase of 16.7% over SDS's 1997 selling, general and administrative expenses.

     Professional Dental. Increased selling, general and administrative expenses in the Professional Dental segment resulted primarily from: (a) increased general and administrative expenses (approximately $3.3 million), (b) 1998 Special Charges (approximately $1.2 million), (c) increased selling and marketing expenses (approximately $0.8 million) and (d) increased research and development expenses (approximately $0.4 million). These expenses were partially offset by (a) a reduction in corporate charges (approximately $0.9 million) and
(b) favorable foreign currency fluctuations (approximately $0.9 million).

     Orthodontics. Increased selling, general and administrative expenses in the Orthodontics segment resulted primarily from: (a) 1998 Special Charges (approximately $18.6 million), (b) increased selling, general and administrative expenses as a result of acquired businesses (approximately $4.8 million), (c) increased corporate charges (approximately $1.0 million) and (d) increased general and administrative expenses (approximately $0.1 million). Increased selling general and administrative expenses were partially offset by (a) favorable currency fluctuations (approximately $5.1 million), (b) reduced selling and marketing expenses primarily as a result of the six month benefits from the integration of "A" Company with Ormco (approximately $2.3 million), (c) reduced research and development expenses (approximately $1.2 million) and (d) decreased amortization (approximately $0.5 million).

     Infection Control Products. Increased selling, general and administrative expenses in the Infection Control Products segment were primarily from: (a) increased marketing expenses (approximately $0.6 million), (b) increased amortization of intangibles primarily as a result of acquisitions (approximately $0.5 million), (c) increased general and administrative expenses (approximately $0.2 million), (d) increased research and development expenses (approximately $0.2 million), (e) increased corporate charges (approximately $0.1 million) and
(f) increased selling, general and administrative expenses as a result of acquired businesses (approximately $0.1 million).

     Operating Income

                                                        PERCENT OF               PERCENT OF
            OPERATING INCOME:                 1997        SALES        1998        SALES
            -----------------                 ----      ----------     ----      ----------
                                                             (IN THOUSANDS)
  Professional Dental....................    $45,226       24.3%      $47,566       25.3%
  Orthodontics...........................     31,422       19.9%       15,024        9.2%
  Infection Control Products.............      3,406       23.1%        1,946       12.1%
                                             -------       ----       -------       ----
     Total operating income..............    $80,054       22.3%      $64,536       17.6%
                                             =======       ====       =======       ====

     As a result of the foregoing, operating income in 1998 decreased by 19.4% or $15.5 million from operating income in 1997.

     Interest Expense

     Interest expense was $20.2 million in 1998, an increase of $0.8 million over 1997. The increase resulted from a higher average debt balance in 1998, resulting primarily from funding acquisitions.

     Income Taxes

     Taxes on income from continuing operations were $18.7 million, a decrease of $6.7 million from 1997. The decrease resulted primarily from decreased taxable earnings primarily due to the 1998 Special Charges, partially offset by a higher effective tax rate.

     Net Income

     As a result of the foregoing, we had net income of $27.5 million in 1998, as compared to net income of $36.8 million in 1997.

     Depreciation and Amortization

     Depreciation and amortization expense is allocated among cost of sales, selling, general and administrative expenses and other expense. Depreciation and amortization increased $0.4 million in 1998 due to additional depreciation and amortization from the step-up of assets and goodwill recorded from the various acquisitions as well as routine operating capital expenditures.

INFLATION

     We do not believe that inflation has had a material impact on net sales or income during any of the periods presented above. There can be no assurance, however, that our business will not be affected by inflation in the future.

LIQUIDITY AND CAPITAL RESOURCES

     As a result of the acquisition of Sybron International's predecessor in 1987 and the acquisitions SDS and its affiliates have completed since 1987, we have increased the carrying value of certain tangible and intangible assets consistent with generally accepted accounting principles. Accordingly, our results of operations include a significant level of non-cash expenses related to the depreciation of fixed assets and the amortization of intangible assets, including goodwill. Goodwill and intangible assets increased by approximately $6.4 million in 1999, primarily as a result of continued acquisition activity.

     Prior to the spin-off, our capital requirements arose principally from our allocation of the indebtedness incurred in connection with the permanent financing for the 1987 acquisition of the predecessor to Sybron International and subsequent refinancings, obligations to pay rent under the Sale/Leaseback facility (as defined herein), working capital needs, primarily related to inventory and accounts receivable, capital expenditures, primarily related to purchases of machinery, the purchase of various businesses and product lines in execution of our acquisition strategy, payments to be made in connection with our restructuring in

1998, and the periodic expansion of physical facilities. Other than the capital requirements related to the permanent financing for the 1987 acquisition of Sybron International's predecessor, SDS expects its future capital requirements to be similar to those prior to its spin-off. In addition, SDS will require capital to service bank debt and related interest allocated in the spin-off which is estimated to be $375 million. It is currently SDS's intent to continue to pursue its acquisition strategy. If acquisitions continue at our historical pace, of which there can be no assurance, we may require financing beyond the capacity of our Credit Facilities (as defined below). In addition, certain acquisitions previously completed contain "earnout provisions" requiring further payments in the future if certain financial results are achieved by the acquired companies. See Note 14 to our combined financial statements contained in this Information Statement.

     The statement contained in the immediately preceding paragraph concerning our intent to continue to pursue our acquisition strategy is a forward-looking statement. Our ability to continue our acquisition strategy is subject to a number of uncertainties, including, but not limited to, our ability to raise capital beyond the capacity of our Credit Facilities and the availability of suitable acquisition candidates at reasonable prices. See "Forward-Looking Statements and Cautionary Factors" in the forepart of this Information Statement.

     Approximately $51.3 million of cash was generated from operating activities in 1999, a decrease of $14.0 million or 21.4%, from 1998. Decreased cash flow from operating activities resulted primarily from increases in net assets (approximately $44.1 million) partially offset by an increase in items included in net income of a non-cash nature (approximately $10.3 million) and an increase in net income (approximately $19.8 million). Approximately $28.3 million of cash was used in investing activities in 1999, a decrease of $31.5 million, or 52.6%, from 1998. Decreased investing activities resulted primarily from a decrease in acquisition activity (approximately $34.7 million) and increased proceeds from sales of property, plant and equipment (approximately $0.2 million), partially offset by increased capital expenditures (approximately $3.4 million). Approximately $26.6 million of cash was used in financing activities, primarily from dividends paid to Sybron International (approximately $36.5 million), an increase in advances to Sybron International (approximately $27.7 million), partially offset by borrowings under the credit facilities (approximately $21.4 million ) and capital contributions from Sybron International (approximately $16.2 million). With respect to the 1998 Special Charges of approximately $25.1 million, of which approximately $18.0 million represents cash expenditures, as of September 30, 1999, we have made cash payments of approximately $16.7 million. The Company expects to make future cash payments of approximately $0.2 million in fiscal 2000 and approximately $0.7 million in fiscal 2001 and beyond.

     Historically, the operations of SDS have been funded through Credit Facilities (defined below) which were managed by Sybron International. Certain affiliates of SDS have been obligors under various Credit Facilities (defined below) and as such, Sybron International has historically recorded a portion of the debt outstanding and related interest under these facilities at SDS or its affiliates. At September 30, 1999 and June 30, 2000, approximately $273.2 and $301.1 million, respectively, of the borrowings under the Sybron International credit facilities (the "Credit Facilities"), consisting of term loan facilities (the "Tranche A Term Loan" and "Tranche B Term Loan") and a revolving credit facility (the "Revolving Credit Facility"), were recorded at SDS and its affiliates. Under the Tranche A Term Loan, SDS and its affiliates had $69.5 million at both September 30, 1999 and June 30, 2000, respectively. Under the Tranche B Term Loan, SDS and its affiliates had $120 million and $119.8 million at September 30, 1999 and June 30, 2000. Under the Revolving Credit Facility, SDS and its affiliates had $83.7 million and $111.8 million at September 30, 1999 and June 30, 2000, respectively. The cash flows of SDS have been substantially affected by the historical debt (and related interest expense) and by charges related to an allocation of corporate operating expenses by Sybron International to SDS. Interest expense at SDS was $19.4 million, $20.2 million, and $17.1 million during 1997, 1998 and 1999, respectively, and $14.8 million and $18.8 million for the nine month periods ended June 30, 1999 and 2000, respectively. Sybron International corporate operating expenses charged to SDS were $3.6 million, $3.6 million, and $4.2 million during 1997, 1998 and 1999, respectively, and $3.1 million and $2.9 million for the nine month periods ended June 30, 1999 and 2000, respectively. The interest expense and corporate operating expense charges are not necessarily indicative of the interest charges and corporate operating expenses that would have been incurred by SDS if SDS had been an independent company during the periods presented. We believe borrowed funds after the Distribution Date will have a higher interest rate than those historically recorded at SDS by Sybron International. After the Distribution Date, SDS will be responsible for the expenses of being a public company.

     Payment of principal and interest with respect to SDS's historically recorded portion of the Credit Facilities and the Sale/Leaseback (as defined later herein), and the credit facilities to be entered into in connection with the Distribution (the "SDS Credit Facilities"), have been and are anticipated to be our largest use of operating funds in the future. Prior to the spin-off, the Tranche A Term Loan and Revolving Credit Facility provided for an annual interest rate, at Sybron International's option, equal to (a) the higher of (i) the rate from time to time publicly announced by Chase in New York City as its prime rate, (ii) the federal funds rate plus 1/2 of 1%, and (iii) the base CD rate plus 1%, (collectively referred to as "Tranche A ABR") or (b) the adjusted interbank offered rate for eurodollar deposits ("Eurodollar Rate") plus 1/2% to 7/8% (the "Tranche A Eurodollar Rate Margin") depending upon the ratio of Sybron International's total debt to Combined Adjusted Operating Profit (as defined in the Third Amendment), or (c) with respect to certain advances under Revolving Credit Facility, the rate set by the competitive bid process among the parties to the Revolving Credit Facility ("CAF"). The Tranche B Term Loan provided for an annual interest rate, at Sybron International's option, equal to (a) the higher of (i) the rate from time to time publicly announced by Chase in New York City as its prime rate plus 1% to 1 1/4%, (ii) the federal funds rate plus
1 1/2% to 1 3/4%, and (iii) the base CD rate plus 2% to 2 1/4%, depending upon the ratio of Sybron International's total debt to Combined Adjusted Operating Profit or (b) the Eurodollar Rate plus 2% to 2 1/4% depending upon the ratio of Sybron International's total debt to Combined Adjusted Operating Profit. The average interest rate on the Tranche A Term Loan in 1999 and the nine months ended June 30, 2000 were 6.7% and 7.0%, respectively . The average interest rate on the Tranche B Term Loan in 1999 and the nine months ended June 30, 2000 was 7.7% and 8.0%, respectively. The average interest rate on the Revolving Credit Facility in 1999 and the nine months ended June 30, 2000 was 6.0% and 6.7%, respectively.

     SDS management expects to enter into the SDS Credit Facilities prior to the Distribution Date. The SDS Credit Facilities are expected to allow Sybron Dental Management, Inc. to borrow funds at variable interest rates on a revolving credit basis up to an aggregate principal amount of $275 million to $300 million(of which approximately $100 million to $125 million is expected to be unused at the conclusion of the Distribution) subject to terms and conditions thereof, and to allow single-draw six-year term loans to Ormco Corporation and Kerr Corporation in an amount of up to $100 million each on a variable interest rate basis. Under the SDS Credit Facilities, SDS management expects to pay interest at the Eurodollar Rate plus 2.25% to 3.00%. See "Financing -- Credit Facilities." Prior to the Distribution Date, SDS will receive from Sybron
International approximately $       million to settle all intercompany loans and
advances from/to Sybron International. In addition, it is expected that SDS will
pay to Sybron International a dividend of approximately $       million. This
dividend to Sybron International will be financed in part from new borrowings under the SDS Credit Facilities. Unused amounts under the SDS Credit Facilities will be available for SDS's working capital requirements and general corporate purposes (including future acquisition activity). If the Distribution took place on June 30, 2000, the sources and uses of funds would be as follows:

SOURCES OF FUNDS:                                  USES OF FUNDS:
-----------------                                  --------------
(IN MILLIONS)                                      (IN MILLIONS)
New term loan.......................  $200.0       Dividend to Sybron International....  $186.9
New revolving loan..................   175.0
Repayment from Sybron International
  of intercompany loans/advances....   112.9       Repayment of credit facility........   301.0
                                      ------                                             ------
                                      $487.9                                             $487.9
                                      ======                                             ======

     Also as part of the permanent financing for the acquisition of Sybron International's predecessor in 1987, on December 22, 1988, Sybron International entered into a sale and leaseback of what were our principal domestic facilities at that time (the "Sale/Leaseback"). In January 1999, SDS's annual obligation under the Sale/Leaseback increased from $1.3 million to $1.4 million, payable monthly. On the fifth anniversary of the leases and every five years thereafter (including renewal terms), the rent will be increased by the percentage equal to 75% of the percentage increase in the Consumer Price Index over the preceding five years. The percentage increase of the rent in any five-year period is capped at 15%. The next adjustment will occur on January 1, 2004. Because Sybron International is a guarantor of the Sale/ Leaseback, we must renegotiate the terms of the Sale/Leaseback as it applies to us prior to the Distribution. We expect an increased cost to us as a result of this renegotiation, but we do not expect the increase to be material.

     Sybron International has historically funded our acquisitions, working capital requirements, capital expenditure requirements, principal and interest payments, obligations under the Sale/Leaseback, restructuring expenditures, other liabilities and periodic expansion of facilities, to the extent available, with funds provided by operations and short-term borrowings under the Revolving Credit Facility and SDS will continue to finance these needs under the revolving credit facility portion of the SDS Credit Facilities. To the extent that funds are not available from those sources, particularly with respect to our acquisition strategy, we intend to raise additional capital.

     The SDS Credit Facilities are expected to contain numerous financial and operating covenants, including, among other things, restrictions on investments; requirements that we maintain certain financial ratios; restrictions on our ability to incur indebtedness or to create or permit liens or to pay cash dividends; and limitations on incurrence of additional indebtedness. Our ability to meet our debt service requirements and to comply with such covenants is dependent upon our future performance, which is subject to financial, economic, competitive and other factors affecting us, many of which are beyond our control.

     SDS management believes that the cash flows from operations, unused amounts available under the SDS Credit Facilities, and access to capital markets will be sufficient to satisfy SDS's future working capital, capital investment, acquisition and other financing requirements for the foreseeable future. However, there can be no assurance that will be the case.

EUROPEAN ECONOMIC MONETARY UNIT

     On January 1, 1999, eleven of the European Union countries (including four countries in which we have operations) adopted the Euro as their single currency. At that time, a fixed exchange rate was established between the Euro and the individual countries' existing currencies (the "legacy currencies"). The Euro trades on currency exchanges and is available for non-cash transactions. The legacy currencies will remain legal tender in the participating countries during a transition period ending January 1, 2002. Beginning on January 1, 2002, the European Central Bank will issue Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002, the participating countries will withdraw all legacy bills and coins and use the Euro as their legal currency.

     Our operating units located in European countries affected by the Euro conversion intend to keep their books in their respective legacy currencies through a portion of the transition period. At this time, we do not expect any reasonably foreseeable consequences of the Euro conversion to have a material adverse effect on our business operations or financial condition.

CAUTIONARY FACTORS

     See "Forward-Looking Statements and Cautionary Factors" in the forepart of this Information Statement for a discussion of risks and uncertainties that may cause our actual results and performance to differ materially from what we currently expect as reflected in our forward-looking statements, both here and elsewhere in this Information Statement.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Risk Management

     We are exposed to market risk from changes in foreign currency exchange rates and interest rates. To reduce our risk from these foreign currency rate fluctuations, Sybron International has occasionally entered into various hedging transactions on our behalf, and we expect to do so in the future. We do not anticipate material changes to our primary market risks other than fluctuations in magnitude from increased or decreased foreign currency denominated business activity or floating rate debt levels. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives.

     Foreign Exchange

     Sybron International, on behalf of SDS, has from time to time used foreign currency options to hedge our exposure from adverse changes in foreign currency rates. Our foreign currency exposure exists primarily in the Euro and the Japanese Yen values versus the U.S. dollar. Hedging is accomplished by the use of foreign currency options, and the gain or loss on these options is used to offset gains or losses in the foreign currencies to which they pertain. The purpose of Sybron International's foreign currency hedging activities is to protect against the risk that eventual cash flows from foreign activities will be adversely affected by changes in exchange rates. Recognized gains or losses on foreign currency option contracts entered into to hedge sales are recorded as "net sales." Neither SDS nor Sybron International had any foreign currency exchange option contracts at September 30, 1998 or 1999. In November 1999 Sybron International, on behalf of SDS, entered into six foreign currency options to hedge our exposure to each of the aforementioned currencies, of which two were still in effect as of June 30, 2000.

     In 2000, we expect our exposure from our primary foreign currencies to approximate the following:

                                                     ESTIMATED
                                                EXPOSURE DENOMINATED       ESTIMATED
                                                 IN THE RESPECTIVE         EXPOSURE
CURRENCY                                          FOREIGN CURRENCY      IN U.S. DOLLARS
--------                                        --------------------    ---------------
                                                            (IN THOUSANDS)
Euro (EUR)....................................         42,000EUR            $44,520
Japanese Yen (JPY)............................        800,000JPY              7,619

     As a result of these anticipated exposures, Sybron International entered into a series of options expiring at the end of the second, third and fourth quarters of 2000 to protect SDS from possible detrimental effects of foreign currency fluctuations. Sybron International accomplished this by taking approximately one-fourth of the exposure in each of the foreign currencies listed above and purchasing a put option on that currency (giving Sybron International the right but not the obligation to sell the foreign currency at a predetermined rate). Sybron International purchased put options on the foreign currencies at amounts approximately equal to SDS's quarterly exposure. The EUR options expire on a quarterly basis, at an exchange rate approximately equal to the spot exchange rate at the date of purchase for each of the respective currencies. The JPY options expire on a quarterly basis at an exchange rate approximately equal to the prior year's respective quarters actual exchange rate. In the second and third quarters, the EUR option was sold and the JPY option expired worthless, in aggregate netting a gain of $0.5 million. In November 1999, Sybron International acquired the following put options:

                             NOTIONAL                           OPTION     STRIKE
CURRENCY                     AMOUNT(A)     EXPIRATION DATE      PRICE     PRICE(B)
--------                     ---------     ---------------      ------    --------
                                     (IN THOUSANDS, EXCEPT STRIKE PRICES)
EUR........................    10,500       March 29, 2000       $250        .9524
EUR........................    10,500       June 28, 2000         297        .9524
EUR........................    10,500     September 26, 2000      329        .9524
JPY........................   200,000       March 29, 2000          9     116.0000
JPY........................   200,000       June 28, 2000          10     120.0000
JPY........................   200,000     September 26, 2000       24     115.0000

---------------
(a) Amounts expressed in units of foreign currency.

(b) Amounts expressed in foreign currency per U.S. dollar.

     Our exposure in terms of these options is limited to the purchase price. As an example, using the Euro contract which expired at September 26, 2000:

                   GAIN/(LOSS)          GAIN/(LOSS)
EUR EXCHANGE RATE  ON OPTION(A)   FROM PRIOR YEAR RATE(B)   NET GAIN/(LOSS)
-----------------  ------------   -----------------------   ---------------
                             (IN THOUSANDS, EXCEPT EXCHANGE RATE)
      .90             $ (329)             $  659                 $ 330
     1.00                196                (507)                 (311)
     1.10              1,480              (1,462)                 (311)
     1.20              2,275              (2,257)                 (311)

---------------
(a) Calculated as (notional amount/strike price) -- (notional amount/exchange rate) -- premium paid, with losses limited to the premium paid on the contract.

(b) Calculated as (notional amount/exchange rate) -- (notional amount/prior year exchange rate of .9539).

INTEREST RATES

     Our net exposure to interest rate risk consists of floating rate instruments whose interest rates are determined by the Eurodollar Rate. SDS historically has not managed its interest rate risk. All interest rate risk has been managed at Sybron International and all derivative contracts are in the name of Sybron International and will remain with Sybron International after the Distribution. At September 30, 1999, SDS had floating rate debt of approximately $273.2 million.

     The model below quantifies SDS's sensitivity to interest rate movements as determined by the Eurodollar Rate. The model assumes a) a base Eurodollar Rate of 6.08% (the "Eurodollar Base Rate") which approximates the September 30, 1999 three month Eurodollar Rate, b) the Company's floating rate debt is equal to its September 30, 1999 floating rate debt balance of $273.2 million, c) the Company pays interest on floating rate debt equal to the Eurodollar Rate + 75 basis points, and d) the Eurodollar Rate varies by 10% of the Base Rate.

                                    INTEREST EXPENSE INCREASE FROM A 10%    INTEREST EXPENSE DECREASE FROM A 10%
                                    INCREASE IN THE EURODOLLAR BASE RATE    DECREASE IN THE EURODOLLAR BASE RATE
                                    ------------------------------------    ------------------------------------
Interest rate exposure..........                $1.7 million                           $(1.7 million)

     In the future, we expect to enter transactions to reduce our exposure from changes in the Eurodollar Rate. We expect to enter into these arrangements within six months following the Distribution through the use of interest rate swaps in amounts approximately equal to 50 percent of our floating rate debt exposure.

                      BUSINESS OF SDS AND ITS SUBSIDIARIES

GENERAL

     SDS was incorporated in Delaware on July 17, 2000 to facilitate the Distribution. Its principal subsidiary, Sybron Dental Management, Inc. ("SDM") (formerly known as Sybron Dental Specialties, Inc.), a Delaware corporation, located in Orange, California, was organized in 1993 when Sybron International Corporation ("Sybron International") grouped the professional dental and orthodontics companies, Kerr Corporation and Ormco Corporation, under the SDM umbrella. We later added infection control products in 1995 with the acquisition of Metrex Research Corporation ("Metrex"). The subsidiaries of SDS market their products under brand names such as KERR(R), Belle(TM), Metrex(R), ORMCO(R) and "A" Company Orthodontics(R), PINNACLE(R), DEMETRON(R) and AOA(TM), which are well recognized in the dental, orthodontics and infection control industries. SDS has three business segments: a) Professional Dental, b) Orthodontics and c) Infection Control Products.

                            BUSINESSES AND PRODUCTS

     The subsidiaries of SDS are leading manufacturers of value-added products for the Professional Dental, Orthodontics and Infection Control Products segments in the United States and abroad. The primary subsidiaries in each of our business segments are as follows:

PROFESSIONAL DENTAL                                ORTHODONTICS
-------------------                                ------------
  Kerr Corporation, including its Demetron         Ormco Corporation, including its Analytic
    Division                                         Endodontics Division
  Kerr Italia S.p.A                                Ormco B.V.
  Sybron Canada Limited's Beavers Dental           Ormodent Group
    Division                                       Allesee Orthodontic Appliances, Inc.
  Pinnacle Products, Inc.

INFECTION CONTROL PRODUCTS
--------------------------
  Metrex Research Corporation, including its
     Alden Scientific Division

                                GROWTH STRATEGY

          Our goals are to consistently grow sales and earnings. Key elements of our strategy to achieve these goals are:

          A Focus on Product Innovation. We strive to consistently develop and introduce new or improved innovative products. We believe that product innovation is important to our ability to maintain our competitive position and to fuel internal growth.

          Ongoing Cost Reduction. We continuously strive to reduce our costs through consolidation of manufacturing, marketing, sales and administrative functions, and through implementation of low cost manufacturing strategies.

          Selective Acquisitions. We have an active acquisition program targeting dental and orthodontic consumables and infection control products. Since 1993, when we adopted this element of our strategy, we have made 22 acquisitions (including two mergers) in the United States and abroad, including three completed in 1999 (including one merger) and three in 2000 through June 30, 2000. See Note 14 to our combined financial statements included elsewhere in this Information Statement. We have been able to use our existing distribution channels to market many of the product lines we have acquired and we have achieved other synergies, such as the elimination of duplicative administrative or other functions or the combining of manufacturing operations, with some of these acquisitions.

     The execution of the various elements of our strategy resulted in an expansion of our business in 1999. Overall sales growth in 1999 was $21.3 million, or 5.8%. Operating income growth was $29.8 million or 46.1%. Operating margins improved from 17.6% in 1998 to 24.3% in 1999, largely due to the effect of the Special Charges. Without the Special Charges, operating income growth was $7.0 million or 7.9%, and operating margins improved from 24.2% in 1998 to 24.7% in 1999.

BUSINESS SEGMENTS

     PROFESSIONAL DENTAL. Products in our Professional Dental business segment include light cured composite filling materials and bonding agents, amalgam alloy filling materials, dental burs, impression materials, and curing lights used in general dentistry, filling materials, instruments and sealers used in endodontics, waxes, specialty burs, investment and casting materials, equipment and accessories used in dental laboratories, and disposable infection control products for dental equipment.

     Our Professional Dental products are primarily manufactured by Kerr Corporation and its affiliates such as the Beavers Dental Company division of Sybron Canada Ltd. Kerr's products, which are generally sold through independent dental distributors, are designed to help dentists and endodontists deliver more effective and efficient treatment to their patients. Kerr has expanded its product line through new product development and through acquisitions. New product development examples include Kerr's TAKE 1(R) brand impression material and POINT 4(TM) brand restorative composite, which have advanced materials and new delivery features.

     Expansion of products in this segment through acquisitions include the 1994 purchase of Demetron Research Corp., a manufacturer of lights used by dentists to cure composite filling materials applied to teeth. These products complemented Kerr's line of composite filling materials, which it enhanced by acquiring E&D Dental Products, Inc. and its line of composites in 1996. Kerr added to its offering of dental lab products with the acquisition of belle de st. claire inc. in 1996. In 1997, it added diamond dental burs to the considerable line of dental burs manufactured by Beavers Dental, with the acquisition of Precision Rotary Instruments, Inc. In 1999, Pinnacle Products became a part of our organization, which enabled us to add dental disposable infection control products such as plastic coverings (barriers) for dental equipment and filters for evacuation units to this business segment. In the second quarter of 2000, we added Safe-Wave Products, Inc., a manufacturer of disposable tips and adapters for air/water syringes used in dental operatories.

     The Professional Dental business segment accounted for approximately 51.8%, 51.3% and 49.4% of our combined net sales in 1997, 1998 and 1999, respectively, and approximately 49.2% and 51.0% for the nine months ended June 30, 1999 and 2000, respectively.

     ORTHODONTICS. Products in our Orthodontics business segment include a broad range of orthodontic appliances such as brackets, bands and buccal tubes, wires and elastomeric products as well as endodontic products. Brackets, bands, buccal tubes and wires are manufactured from a variety of metals to exacting specifications for standard use or to meet the custom specifications of a particular orthodontist. Elastomeric orthodontic products include rubber bands and power chains to consolidate space. Products in this area also include orthodontic instruments and general orthodontic supply products. These products have historically been manufactured and marketed by Ormco, which sells its products directly to orthodontists. Ormco expanded its orthodontics product line through the acquisition of E.T.M. Corporation (a manufacturer of orthodontic hand instruments) and Allesee Orthodontic Appliances, Inc. (a manufacturer of custom-made positioners, retainers and other accessories) in 1994. In 1998, we significantly enhanced the orthodontics line through the merger with LRS Acquisition Corp., the parent of "A" Company Orthodontics, which is a manufacturer and developer of brackets, archwires and related products. We also expanded our direct business in France by acquiring the Ormodent group of companies, Ormco's French distributor. In 2000, we again expanded our product line with the acquisition of Professional Positioners, Inc., a manufacturer of orthodontic retainers and positioners.

     In 1995, we added endodontic products to the Orthodontics segment, which has its own direct sales force, with the acquisition of Excellence in Endodontics, Inc., a manufacturer of products for microscopic endodontic procedures. We expanded our endodontic business in this segment in 1996 when we acquired Analytic Technology Corporation, a manufacturer of endodontic equipment. In 1998 we added a line of titanium endodontic instruments with the acquisition of Tycom Dental Corporation. In 1999 we vertically integrated our Tycom product line in Europe with the purchase of Endo Direct Ltd., the exclusive European importer of Tycom's endodontic products.

     The Orthodontics business segment accounted for approximately 44.1%, 44.3% and 43.8% of our combined net sales in 1997, 1998 and 1999, respectively, and approximately 44.6% and 42.7% for the nine months ended June 30, 1999 and 2000, respectively.

     INFECTION CONTROL PRODUCTS. Products in our Infection Control Products business segment include high level disinfectants and sterilants, enzymatic cleaners and instrument care solutions for medical and dental instruments, surface disinfectant products and antimicrobial skincare products for medical and dental use. These products are manufactured or supplied by Metrex Research Corporation, acquired in 1995. Metrex expanded its product line through the acquisition of the businesses of Micro-Aseptic Products, Inc. (a supplier of surface disinfectants) in 1996 and Viro Research International, Inc. (a supplier of skin antisepsis products) in 1998, and through the acquisition of the high level disinfectant/sterilant business of Cottrell Ltd. in 1998. In 1999, we acquired Alden Scientific, Inc. and its sister corporation Gulfstream Medical, Inc., both manufacturers of reagents and related infection control products used to disinfect kidney dialysis machines. Alden also manufactures chemical detecting and hematology reagents and calibrating solutions.

     The Infection Control Products business segment accounted for approximately 4.1%, 4.4% and 6.8% of our combined net sales in 1997, 1998 and 1999, respectively, and approximately 6.2% and 6.3% for the nine months ended June 30, 1999 and 2000, respectively.

NEW PRODUCTS

     The business segments of SDS devote considerable resources to the development and introduction of new products. These efforts are critical to meeting the needs of today's dentists, endodontists and orthodontists. In the Professional Dental segment, product development requires diverse technical expertise and knowledge of various market trends, which SDS and its subsidiaries possess. Kerr takes advantage of its expertise and knowledge by working closely with dentists to develop new and improved products. Recently introduced products, such as its TAKE 1(R) brand impression materials, POINT 4(TM) brand composites, OPTIBOND(R) SOLO PLUS bonding agent, OPTILUX(TM) 501 curing light, and its VITALITY SCANNER(TM) brand electronic pulp testers, have significantly contributed to Kerr's net sales. In the Orthodontics segment, Ormco's sales force maintains direct contact with orthodontists to identify market trends. Ormco works closely with orthodontists to improve existing products and develop new products primarily through its Elite program in which selected orthodontists assist Ormco in designing, developing and ultimately educating users on new product and technique innovations. In recent years, Ormco has introduced a number of new products which have contributed significantly to its sales. Examples of recently introduced products include the DAMON(TM) II brand self-ligating bracket, the INSPIRE! ceramic bracket, the expanded titanium wire forms, compact RPE's (Rapid Palatal Expanders) and the ENDO ANALYZER(TM) brand diagnostic tool used in endodontics to determine apex location and to perform pulp testing.

MARKETS; DISTRIBUTION

     Products in the Professional Dental business segment including dental related Infection Control Products are sold both domestically and internationally through dental distributors. Kerr has 46 sales personnel in the United States and 50 abroad dedicated to the Professional Dental business segment sales. The mission of the dental sales force is to provide training and technical support to dealers and help pull products from the Professional Dental business segment through the dealer network.

     Our Professional Dental companies are committed to increasing their market share through new product development and promotional activities. Their activities create demand for new products that make dentists more efficient. This demand for new products is augmented by modest growth in the domestic market for traditional dental consumables. We also believe opportunities for growth exist in international markets. As economies in emerging markets of Eastern Europe, South America and the Far East continue to develop, their demand for dental products will grow. Our Professional Dental companies are well positioned to take advantage of such development due to their extensive experience in selling internationally and the quality of their existing international dealer network.

     Products in the Orthodontics business segment are marketed by approximately 80 direct salespersons in the United States, Canada, Australia, Germany, France, Japan, Mexico, New Zealand and The Netherlands, and by dealers and distributors in other parts of the world. Ormco's direct sales force, dealers and distributors are supported by trade journal advertising, trade shows, seminars and telemarketing.

     The market for traditional orthodontics products is relatively mature domestically, and is experiencing modest growth. We believe that the international market for orthodontics products presents a growth opportunity as worldwide awareness of dental aesthetics grows. As with other health care markets, over the past few years the orthodontics market has experienced a consolidation of provider practices and the formation of management organizations and buying groups, which are intended to bring administrative efficiencies and buying power to orthodontic practices. We believe Ormco is well positioned to compete in this environment because its marketing philosophy is geared toward making orthodontic practices more efficient through product innovation and customer service.

     Products in the Infection Control Products business segment are marketed primarily to the alternate health care market in the United States and Canada by independent manufacturers representatives, distributors, and e-commerce to reach end users. As referred to above, the Infection Control Products business segment also utilizes the Professional Dental sales force to penetrate the dental market.

     The sales and marketing focus for the Infection Control Products business segment is on core product growth, acquisition and product development. We believe revenue growth will come primarily from dental offices, clinics and teaching hospitals.

     We believe we are well positioned to take advantage of the opportunities which exist to grow our business. Opportunities that apply to all of our business segments arise from the trends of an increasing worldwide population, growth in the population of people 65 and older, natural teeth being retained longer, and increased spending on dental health in developing nations.

INTERNATIONAL

     In addition to the United States, products in our Professional Dental business segment are manufactured at facilities in Canada, Italy and Mexico. These products are sold internationally through dealers, and supported by sales offices in Europe (including major offices in the U.K., France and Germany), Japan, Australia, South America and Mexico.

     Prior to 1998, products in our Orthodontics business segment were sold directly to end users by Ormco's sales force in Australia, New Zealand, Canada, Germany, Switzerland, Japan and Mexico. Ormco also had exclusive distributors in key European markets such as Italy, France and Spain. In 1998, Ormco acquired its distributor in France, the Ormodent group of companies, and now services the French market directly. In addition, with the "A" Company merger, the Netherlands now services all of the European countries in which Ormco sells, other than France.

     Products in our Infection Control Products business segment are manufactured in the United States and are distributed internationally, primarily in Canada, where they are sold by independent sales representatives. These products are sold in other countries primarily through distributors and agents.

     Domestic and international sales of SDS's products by business segment are as follows:

                                                                           NINE MONTHS ENDED
                                          YEAR ENDED SEPTEMBER 30,              JUNE 30,
                                      --------------------------------    --------------------
                                        1997        1998        1999        1999        2000
                                        ----        ----        ----        ----        ----
                                                           (IN THOUSANDS)
Professional Dental:
  Domestic..........................  $105,131    $109,723    $105,629    $ 75,193    $ 91,175
  International.....................    80,700      78,611      86,294      65,110      65,098
                                      --------    --------    --------    --------    --------
     Total..........................  $185,831    $188,334    $191,923    $140,303    $156,273
                                      ========    ========    ========    ========    ========
Orthodontics:
  Domestic..........................  $ 89,723    $ 91,784    $ 95,505    $ 76,017    $ 72,715
  International.....................    68,384      70,726      74,396      50,992      58,315
                                      --------    --------    --------    --------    --------
     Total..........................  $158,107    $162,510    $169,901    $127,009    $131,030
                                      ========    ========    ========    ========    ========
Infection Control Products:
  Domestic..........................  $ 13,605    $ 14,956    $ 24,620    $ 16,653    $ 18,286
  International.....................     1,154       1,086       1,732       1,091       1,076
                                      --------    --------    --------    --------    --------
     Total..........................  $ 14,759    $ 16,042    $ 26,352    $ 17,744    $ 19,362
                                      ========    ========    ========    ========    ========

     We have included other financial information about our business segments and foreign operations in Note 15 to our combined financial statements in this Information Statement.

COMPETITION

     Numerous competitors participate in our business segments, some of which have substantially greater financial and other resources than ours. There can be no assurance that we will not encounter increased competition in the future.

     We believe our principal competitive advantages in the Professional Dental business segment include the breadth of our product lines, brand name recognition, and our programs to educate dentists regarding techniques and products. Our principal competitors are GC America, Inc., 3M Corporation, Dentsply International Inc., Espe GmbH & Co., and Ivoclar. In the Orthodontics business segment, we compete with more than 25 companies in the United States. We compete primarily on the basis of product quality, the level of customer service, price and new product offerings. Our competitors include American Orthodontics, GAC Orthodontics (owned by Dentsply), and Unitek (owned by 3M Corporation). In the Infection Control Products business segment, our principal competitive advantages include the breadth of our product lines and our product quality. Our competitors include Johnson and Johnson, Steris Corporation and Ecolab, Inc.

INTERNET STRATEGY

     SDS's internet strategy is to ensure that its products are available for ordering over the internet either through its traditional dealer/distributor networks or directly from SDS depending upon the normal commercial route used by SDS to reach customers. In addition to ensuring that its products can be ordered via the internet, SDS has also created a number of websites providing information on products, special promotions and educational information for professional practitioners.

BACKLOG

     Our total backlog of orders at September 30, 1997, 1998 and 1999 and at June 30, 1999 and 2000 were approximately $2.9 million, $3.4 million, $3.8 million, $2.7 million and $3.3 million, respectively. We expect all backlog orders to be filled within the next twelve months.

     Our backlog by business segment is as follows:

                                                                              NINE MONTHS ENDED
                                                 YEAR ENDED SEPTEMBER 30,          JUNE 30,
                                                --------------------------    ------------------
                                                 1997      1998      1999      1999       2000
                                                 ----      ----      ----      ----       ----
                                                                 (IN THOUSANDS)
Professional Dental...........................  $1,219    $1,654    $2,590    $1,200     $1,837
Orthodontics..................................   1,562     1,604     1,066     1,301      1,135
Infection Control Products....................     118       182       134       245        367
                                                ------    ------    ------    ------     ------
     Total....................................  $2,899    $3,440    $3,790    $2,746     $3,339
                                                ======    ======    ======    ======     ======

RESEARCH AND DEVELOPMENT

     We have a number of research and development programs in our various business segments, which we consider to be of importance in maintaining our market positions. We spent approximately $7.9 million, $7.3 million, $9.4 million, $7.2 million and $6.4 million on research and development in 1997, 1998, 1999, and for the nine month periods ended June 30, 1999 and 2000, respectively.

     Our research and development expenditures by business segment are as follows:

                                                                              NINE MONTHS ENDED
                                                 YEAR ENDED SEPTEMBER 30,          JUNE 30,
                                                --------------------------    ------------------
                                                 1997      1998      1999      1999       2000
                                                 ----      ----      ----      ----       ----
                                                                 (IN THOUSANDS)
Professional Dental...........................  $3,460    $3,880    $4,353    $3,139     $3,079
Orthodontics..................................   4,486     3,262     4,769     3,892      3,072
Infection Control Products....................      --       171       303       213        246
                                                ------    ------    ------    ------     ------
     Total....................................  $7,946    $7,313    $9,425    $7,244     $6,397
                                                ======    ======    ======    ======     ======

EMPLOYEES

     Our companies employed approximately 3,400 people at June 30, 2000, approximately 140 of which are covered by collective bargaining agreements. We believe our employee relations are generally good. In the United States, Kerr's 140 hourly employees at the Romulus, Michigan facility are members of the UAW. The labor contract at Kerr will expire on January 31, 2002. Many of our non-management employees in Europe are subject to national labor contracts which are negotiated from time to time at the national level between the national labor union and an employees' council. Once national contracts are set, further negotiation can take place at the local level. Such negotiations can affect local operations. We have had no work stoppages related to national contracts.

PATENTS, TRADEMARKS AND LICENSES

     Our subsidiaries' products are sold under a variety of trademarks and trade names. They own all of the trademarks and trade names we believe to be material to the operation of their businesses, including the KERR(R) trademark, the ORMCO(R) and "A" Company(R) trademarks and the METREX(R) trademark, each of which we believe to have widespread name brand recognition in its respective field and all of which we intend to continue to protect. Our subsidiaries also own various patents, employ various patented processes and from time to time acquire licenses from owners of patents to apply patented processes to their operations or to sell patented products. Except for the trademarks referred to above, we do not believe any single patent, trademark or license is material to the operations of our business as a whole.

REGULATION

     Medical Devices

     Certain of our products are medical devices which are subject to regulation by the United States Food and Drug Administration (the "FDA") and by the counterpart agencies of the foreign countries where our products are sold. Some of the regulatory requirements of these foreign countries are more stringent than those applicable in the United States. Pursuant to the Federal Food, Drug, and Cosmetic Act (the "FDCA"), the FDA regulates virtually all phases of the manufacture, sale, and distribution of medical devices, including their introduction into interstate commerce, their manufacture, advertising, labeling, packaging, marketing, distribution and record keeping. Pursuant to the FDCA and FDA regulations, certain facilities of our operating subsidiaries are registered with the FDA as medical device manufacturing establishments.

     Medical devices are classified into either Class I, II or III. Pursuant to section 510(K) of the FDCA, the manufacturer or distributor of a Class I or II device that is initially introduced commercially on or after May 28, 1976 must notify the FDA of its intent to commercially introduce the device through the submission of a premarket notification (a "510(K) Notice"). Before commercial distribution can begin, the FDA must review the 510(K) Notice and clear the device for commercial distribution. The FDA normally has 90 days to review the 510(K) Notice and grant or deny clearance to market on the basis that it is or is not substantially equivalent to a device marketed before May 28, 1976. Alternatively, the FDA may postpone a final decision and require the submission of additional information, which may include clinical data. If additional information is required, review and clearance of a 510(K) Notice may be significantly delayed. In order to clear a Class I or II device for marketing, the FDA must determine, from the information contained in the 510(K) Notice and any additional information that is submitted, that the device is substantially equivalent to one or more Class I or II devices that are legally marketed in the United States. Certain Class I and Class II devices are exempt from the 510(K) premarket notification requirement and manufacturers of such products may proceed to market without any submission to the FDA. If a device is not considered "substantially equivalent," it is regulated as a Class III medical device. In general, a Class III medical device must be expressly approved by the FDA for commercial distribution pursuant to the submission of a premarket approval application ("PMA"). A PMA must contain, among other information, substantial information about the manufacture of the device and data from adequate and well-controlled clinical trials that demonstrate that the device is both safe and effective. The PMA approval process is substantially more complex and lengthy than the 510(K) premarket notification process.

     A medical device, whether exempt from premarket notification, cleared for marketing under the 510(K) pathway, or cleared pursuant to a PMA approval, is subject to ongoing regulatory oversight by the FDA to ensure compliance with regulatory requirements, including, but not limited to, product labeling requirements and limitations, including those related to promotion and marketing efforts, current good manufacturing practices and quality system requirements, record keeping, and medical device (adverse reaction) reporting.

     All of our dental and orthodontic products and our high level disinfectants and sterilants are regulated as Class I or Class II medical devices.

     Dental mercury is currently regulated by the FDA as a Class I device (not exempt from the 510(K) premarket notification requirement), and amalgam alloy is regulated as a Class II device. In February 1993, the FDA reported to its Dental Products Advisory Panel that it planned to regulate encapsulated mercury and amalgam alloy, like those sold by Kerr, as a single Class II device. At the same time, the FDA planned to propose the reclassification of dental mercury as a Class II device, so as to conform to the Class II designation for amalgam alloy and to the planned Class II designation for encapsulated mercury and amalgam alloy. In October 1994, the FDA's Dental Products Panel of the Medical Devices Advisory Committee voted unanimously to recommend reclassification of dental mercury from Class I to Class II. Class II devices, unlike Class I devices, may be subject to performance standards or special controls. At this time, there are no performance standards or special controls applicable to mercury or to encapsulated mercury and amalgam alloy, although it is possible that the FDA could propose special controls during the reclassification process. With a Class II designation, the amalgam products would continue to be subject to the 510(K) premarket notification process. The FDA is expected to publish its decision on the classification in 2000.

     All dental amalgam filling materials, including Kerr's dental amalgam products, contain mercury. The use of mercury in various products, including dental amalgams, is being examined by various groups and U.S. and foreign governmental agencies as a part of an effort to reduce the amount of mercury discharged into the environment. We are aware of at least one foreign government agency that, as a result of a study it conducted, has proposed a plan which would discontinue the use of amalgams once a suitable alternative is found.

     In addition to the environmental concerns about mercury in dental amalgams, certain groups have expressed concerns about health effects allegedly caused by the mercury in amalgams. These groups are active in lobbying state, federal and foreign lawmakers and regulators to pass laws or adopt regulatory changes or recommendations regarding the use of dental amalgams. To date, these efforts have resulted in restrictions on or recommendations against the use of amalgams in certain clinical situations by health authorities in some countries, even though such health authorities point out there is no scientific evidence to suggest that amalgam is causing illness. Such actions have been taken to reduce human exposure to mercury where other safe and practical alternatives to dental amalgam exist. In the United States, the FDA's Dental Devices Panel, the National Institute of Health and the United States Public Health Service have indicated that the use of amalgams does not cause verifiable adverse effects in patients who have amalgam fillings. All of these agencies have recommended further research on the subject and, in large part because of their initiatives, research with respect to potential health effects of dental amalgams is ongoing at various places around the world.

     Over the Counter Drug Products

     Certain of our products, namely our topical anti-microbial infection control products, are subject to regulation by the FDA as over the counter drug products. In order to market a product as an over the counter drug, we are required to comply with certain requirements relating to testing and labeling of these products. Each new product is listed with the FDA; however, there is no requirement for premarket submissions or approvals.

     Federal Insecticide, Fungicide and Rodenticide Act

     Certain of our infection control products are subject to regulation by the United States Environmental Protection Agency ("EPA") and State Environmental Agencies under the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA") as pesticides. Under FIFRA, no one may sell, distribute or use a pesticide unless it is registered by the EPA. Registration includes approval by the EPA of the product's label, including the claims and instructions for use. The producer of a pesticide must provide data from tests done according to EPA guidelines. These tests must determine whether a pesticide has the potential to cause adverse effects on humans, wildlife, plants and possible ground or surface water contamination. Testing must also be submitted to support the claims on the product labeling. Separate registrations must be obtained from the EPA and each state in which the product is sold. Registrations must be renewed annually. The regulations also require producers to report adverse events associated with their products to the EPA. Failure to pay registration fees or provide necessary testing data, or evidence that the product is the cause of an adverse effect on humans or the environment, could result in the cancellation of a FIFRA registration.

     Environmental, Health and Safety Matters

     Our operations entail a number of environmentally sensitive production processes. Compliance with environmental laws and regulations along with regulations relating to workplace safety is a significant factor in our businesses. Our domestic facilities are subject to federal, state and local laws and regulations concerning, among other things, solid and hazardous waste disposal, air emissions and waste water discharge, and our foreign facilities are subject to local laws and regulations regarding the environment. Our operations are also subject to regulation relating to workplace safety, both in the United States and abroad. Violations of any of these laws and regulations or the release of toxic or hazardous materials used in our operations into the environment could expose us to significant liability. Similarly, third party lawsuits relating to environmental and workplace safety issues could result in substantial liability.

RAW MATERIALS

     We purchase a wide range of raw materials and supplies from a number of suppliers and do not rely on sole sources to any material extent. We do not foresee any significant difficulty in obtaining necessary materials or supplies.

RISKS ATTENDANT TO FOREIGN OPERATIONS

     We conduct our businesses in numerous foreign countries and as a result are subject to risks of fluctuations in exchange rates of various foreign currencies and other risks associated with foreign trade. For the years 1997, 1998 and 1999 and for the nine months ended June 30, 1999 and 2000, our net sales outside the United States accounted for approximately 42%, 41%, 42%, 41% and 41%, respectively, of combined net sales. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- General" for further information concerning the possible effects of foreign currency fluctuations and currency hedges intended to mitigate their impact.

RELIANCE ON KEY DISTRIBUTORS

     A substantial portion of our sales are made through major independent distributors. The dental distribution system has experienced significant consolidation, with two of our largest distributors, Henry Schein, Inc. and Sullivan Dental Products, Inc., merging in November 1997. This consolidation continued in 1998, as Henry Schein continued to acquire other dental distributors, including H. Meer Dental Supply Company. Inventory reduction from this consolidation with dealers slowed sales of product in our Professional Dental business segment through the second quarter of 1998. The loss of certain of our dental distributors could have a material adverse effect on our results of operations or financial condition. See "Risk Factors -- Reliance on Key Distributors."

PROPERTIES

     We operate manufacturing facilities in the United States and certain foreign countries. The following table sets forth information regarding our principal properties by business segment. Properties with less than 20,000 square feet of building space have been omitted from this table.

LOCATION OF FACILITY                            BUILDING SPACE AND USE                  OWNED OR LEASED
--------------------                            ----------------------                  ---------------
Headquarters
Orange, California..............  104,000 sq. ft./headquarters, manufacturing and
                                  warehouse                                                leased
PROFESSIONAL DENTAL
  Morrisburg, Ontario...........  60,000 sq. ft./manufacturing                              owned
  Danbury, Connecticut..........  30,000 sq. ft./manufacturing, warehouse and offices      leased
  Romulus, Michigan.............  220,000 sq. ft./manufacturing                            leased
  Scafati, Italy................  39,000 sq. ft./manufacturing                              owned
  Lakeville, Minnesota..........  38,000 sq. ft./assembly and warehouse                     owned
ORTHODONTICS
  San Diego, California.........  76,000 sq. ft./manufacturing and offices                  owned
  Mexicali, Mexico..............  57,000 sq. ft./manufacturing and offices                 leased
  Glendora, California..........  66,000 sq. ft./manufacturing                             leased
  Redmond, Washington...........  29,000 sq. ft./manufacturing, warehouse and offices      leased
  Uman, Yucatan, Mexico.........  35,000 sq. ft./manufacturing                              owned
  Tijuana, Mexico...............  32,000 sq. ft./manufacturing                              owned
INFECTION CONTROL PRODUCTS
  Parker, Colorado..............  27,000 sq. ft./manufacturing and office               owned/leased

     We consider our plants and equipment to be well-maintained and suitable for their purposes. We have, from time to time, expanded and will continue to expand facilities as the need arises. We expect to fund such expansions through internally generated funds or borrowings under our credit facilities described in Note 7 to our combined financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

LEGAL PROCEEDINGS

     SDS or its subsidiaries are at any one time parties to a number of lawsuits or subject to claims arising out of their respective operations, including products liability, patent and trademark, or other intellectual property infringement, contractual liability, workplace safety and environmental claims and cases, some of which involve claims for substantial damages. SDS and its subsidiaries are vigorously defending lawsuits and other claims against them. Pursuant to the agreements described below between Sybron International and SDS relating to the Distribution, we will indemnify Sybron International (to be renamed Apogent Technologies Inc.) and its subsidiaries against costs and liabilities associated with past or future operations of the Dental Business, and Sybron International (Apogent) will indemnify SDS and its subsidiaries against costs and liabilities associated with past or future operations of the Laboratory Business. Based upon the insurance available under our insurance program and the potential for liability with respect to claims which are uninsured, we believe that any liabilities which might be reasonably expected to result from any of SDS's or its subsidiaries' pending cases and claims would not have a material adverse effect on our results of operations or financial condition. There can be no assurance as to this, however, or that litigation having such a material adverse effect will not arise in the future. See "Risk Factors," Note 13 to our combined financial statements and "-- Transactions and Agreements Between Sybron International and SDS."

TRANSACTIONS AND AGREEMENTS BETWEEN SYBRON INTERNATIONAL AND SDS

     In order to effect the Distribution, Sybron International and SDS have entered or will enter into a number of interrelated agreements. These agreements describe the reorganization of Sybron International and define the ongoing relationship between the parties after the Distribution. Because these agreements were negotiated while SDS was a wholly owned subsidiary, they are not the result of negotiations between independent parties, although Sybron International and SDS have set pricing terms for interim services believed to be comparable to what could be achieved through arm's-length negotiations. Following the Distribution, additional or modified agreements, arrangements and transactions may be entered into and such agreements and transactions will be determined through arm's-length negotiations.

     Contribution Agreement

     Pursuant to the Contribution Agreement, Plan and Agreement of Reorganization and Distribution, immediately prior to the spin-off, all of the capital stock of Sybron Dental Management, Inc. (formerly known as Sybron Dental Specialties, Inc.), which owns, directly or indirectly, the stock or other equity interests in the subsidiaries which hold substantially all of the assets and liabilities of the Dental Business, will be transferred by Sybron International to SDS along with certain other assets relating to the Dental Business. Under this agreement, on or prior to the Distribution Date, Sybron International will pay SDS the amount necessary to settle all intercompany loans and advances made to Sybron International by SDS, and SDS will pay Sybron International a dividend equal to that payment plus the difference between $375 million and the actual allocation of Sybron International bank debt to SDS as of the Distribution Date. See "Financing -- Arrangements Related to the Distribution."

     Assignment and Assumption Agreement

     Pursuant to the General Assignment, Assumption and Agreement Regarding Litigation, Claims and Other Liabilities, in general SDS and its U.S. subsidiaries will indemnify Sybron International and its subsidiaries and affiliates against liabilities, litigation and claims actually or allegedly arising out of the Dental Business, including discontinued operations within those business segments. Similarly, Sybron International and its U.S. subsidiaries will indemnify SDS and its subsidiaries and affiliates against liabilities, litigation and claims actually or allegedly arising out of its Laboratory Business, including discontinued operations within those business segments, and other items not transferred to SDS. In circumstances in which any liability of Sybron International and SDS is joint, the parties will share responsibility for such liability on a mutually agreed basis consistent with the allocation of the business segments.

     Trade Name Assignment and Transitional Trade Name Use and License Agreement

     Pursuant to the Trade Name Assignment and Transitional Trade Name Use and License Agreement, the unregistered trade name "Sybron" will be transferred to SDS, subject to a royalty free, nontransferable, nonexclusive license for Sybron International to continue to use the name for a period of one year after the Distribution. This is intended to give Sybron International the necessary time to change its name to Apogent Technologies Inc. and to cease using the name "Sybron" in its and its subsidiaries' businesses.

     Insurance Matters

     An Insurance Matters Agreement will govern the rights and obligations of Sybron International and SDS with respect to various pre-existing contracts insuring Sybron International and covering risks associated with, or arising out of, the Dental Business. The types of policies covered by the Insurance Agreement include, without limitation, automobile liability, comprehensive and general liability. The Insurance Matters Agreement also establishes certain procedures for dealing with pending litigation, new litigation and the resolution of disputes between the parties concerning that agreement.

     Employee Benefits Agreement

     Although no current employees of the Laboratory Businesses are expected to become employees of the Dental Businesses or vice versa, various Sybron International employee benefit plans will be modified to reflect the fact that they will no longer cover employees of the Dental Businesses, and SDS will create new employee benefit plans on behalf of the Dental Business employees. The Employee Benefits Agreement will set forth the agreements of SDS and Sybron International regarding this transition.

     Tax Indemnification Agreement

     The Tax Sharing and Indemnification Agreement (the "Tax Indemnification Agreement") will govern the allocation of certain tax responsibilities between Sybron International and its subsidiaries on the one hand and SDS and its subsidiaries on the other hand after the Distribution. The Tax Indemnification Agreement defines each company's rights and obligations with respect to deficiencies and refunds of federal, state and other taxes relating to the business operations for tax years (or portions thereof) ending on or prior to the Distribution and with respect to certain tax attributes of the companies after the Distribution. The Tax Indemnification Agreement also specifies the parties' respective obligations in connection with any audit or investigation concerning any federal, state or other taxes or in the event the Distribution is subsequently determined not to qualify as tax-free for U.S. federal income tax purposes.

     Interim Administrative Services Agreement

     As of the Distribution Date, Sybron International and SDS will enter into an Interim Administrative Services Agreement which will govern the administrative and financial services that Sybron International will continue to provide to SDS on an interim basis and those which SDS will provide to Sybron International. In general, Sybron International will provide specified accounting, tax management, legal and cash management services to SDS, and SDS will provide certain insurance and risk management services to Sybron International, for a period of up to six months after the Distribution. Each party will compensate the other parties at negotiated amounts which, SDS believes, will be comparable to rates SDS could have achieved through arm's-length negotiations and approximate current intercompany allocations.

     Confidentiality and Nondisclosure Agreement

     As of the Distribution Date, SDS and Sybron International will enter into a Confidentiality and Nondisclosure Agreement whereby, subject to certain exceptions, each party will agree to treat as confidential and not disclose certain proprietary and other confidential information belonging to the other company.

                               MANAGEMENT OF SDS

DIRECTORS

     Under the terms of the SDS restated certificate of incorporation and bylaws, the board of directors of SDS will consist of not less than six nor more than nine individuals. The board will be divided into three classes, as equal in number as possible, serving staggered terms. At each annual meeting, the stockholders will elect directors in the class whose term expires at that annual meeting for a three-year term. The exact number of directors will be fixed from time to time by resolution of the board. Initially following the Distribution, the SDS board will consist of seven individuals, only one of whom will be an employee of SDS and one of whom will also be a director of Apogent. Information concerning the persons who will serve as directors of SDS following the Distribution is set forth in the following table.

                                          INITIAL TERM                PRINCIPAL OCCUPATION
NAME                                AGE     EXPIRES                 AND BUSINESS EXPERIENCE
----                                ---   ------------              -----------------------
Kenneth F. Yontz..................  55        2002       Chairman of the Board of SDS. President and
                                                         Chief Executive Officer of Sybron
                                                         International since October 1987; Chairman of
                                                         the Board of Sybron International since
                                                         December 1987; President and Chief Executive
                                                         Officer of the company formerly known as
                                                         Sybron Corporation and acquired by Sybron
                                                         International in 1987 from February 1987 until
                                                         September 1992; previously Group Vice
                                                         President and Executive Vice President of the
                                                         Allen-Bradley Company. Director of Playtex
                                                         Products, Inc., and Viasystems Group, Inc.

Floyd W. Pickrell, Jr. ...........  54        2001       President and Chief Executive Officer of SDS.
                                                         President of SDM since August 1993; appointed
                                                         Chairman of the Board of Kerr Corporation in
                                                         August 1993, and Chairman of the Board of
                                                         Ormco in February 1993; served as President of
                                                         Kerr from August 1993 until November 1998;
                                                         joined Ormco in 1978 and served as Ormco's
                                                         President from March 1983 until November 1998;
                                                         previously served as Ormco's Vice President of
                                                         Marketing and as its National Sales Manager.

Dennis Brown......................  52        2002       Joined Sybron International in January 1993 as
                                                         Vice President -- Finance and Chief Financial
                                                         Officer and also became Treasurer in October
                                                         1993; previously served as President of Allen
                                                         Bradley Europe from March 1990 to January
                                                         1993, and Treasurer of The Marmon Group, Inc.
                                                         from January 1987 to March 1990. Director of
                                                         Merge Technologies Incorporated.

William E. B. Siart...............  53        2001       Chairman of the Board of Excellent Education
                                                         Development (a non-profit corporation that
                                                         develops and manages charter public schools)
                                                         beginning in 2000; President and Chief
                                                         Executive Officer of EXED LLC from 1998 until
                                                         2000; Chairman and Chief Executive Officer of
                                                         First Interstate Bancorp from 1995 to 1996,
                                                         having served as President of that corporation
                                                         from 1990 until 1995 and in various other
                                                         executive positions for that company

                                          INITIAL TERM                PRINCIPAL OCCUPATION
NAME                                AGE     EXPIRES                 AND BUSINESS EXPERIENCE
----                                ---   ------------              -----------------------
                                                         previously. Director of Western Asset Trust,
                                                         Inc., and Pacific American Income Shares, Inc.

James R. Parks....................  49        2001       Chairman of the Board and Chief Executive
                                                         Officer of Laser Pacific Media Corporation, a
                                                         public media post production company, since
                                                         1994; managing partner of the accounting firm
                                                         of Parks Palmer Turner and Yemenidjian, LLP,
                                                         and managing director of Parks Palmer Business
                                                         Services Inc., a subsidiary of Century
                                                         Business Services that is in the business of
                                                         providing business consulting, accounting,
                                                         merger and acquisition, business valuation,
                                                         financial crisis management, and tax services;
                                                         Chairman of the Board of Realty Center
                                                         Management Corporation, a privately held real
                                                         estate management and investment company with
                                                         operations in five states. In 1995, a
                                                         partnership in which Mr. Parks was an officer
                                                         of the corporate general partner and which
                                                         held real property, filed for reorganization
                                                         under Chapter 11. In 1996, the reorganization
                                                         was dismissed and the real property was sold.

Donald N. Ecker...................  55        2003       Co-Founder (with Robert W. Klemme) and
                                                         Managing Director of CEO Strategic Solutions,
                                                         LLC, a consulting firm specializing in
                                                         restructuring and spin-off transactions, since
                                                         January 1999; retired as Senior Partner with
                                                         Ernst & Young LLP in December 1998; previously
                                                         Co-Director for the Center for Strategic
                                                         Transactions and Director of Entrepreneurial
                                                         Services for Southern California.

Robert W. Klemme..................  54        2003       Co-Founder (with Donald N. Ecker) of CEO
                                                         Strategic Solutions, LLC, a consulting firm
                                                         specializing in restructuring and spin-off
                                                         transactions, since January 1999; President of
                                                         Entrepreneurial Capital Corporation from 1986
                                                         until 1996; previously Senior Vice President
                                                         and Regional Manager of Wells Fargo
                                                         Bank -- San Diego and Wells Fargo Bank -- Los
                                                         Angeles.

DIRECTORS MEETINGS AND COMMITTEES

     The board of directors expects to have four regularly scheduled meetings per year, but may also hold special meetings, to review significant matters affecting SDS and to act on matters requiring board approval. Prior to the Distribution, the SDS board is expected to establish and delegate specific functions and areas of oversight and management to a compensation committee and an audit committee. Directors who are also employees or officers of SDS will not be permitted to serve on either the compensation committee or the audit committee. A description of these standing committees and the identity of their expected members follows:

BOARD MEMBER                                              BOARD    COMPENSATION    AUDIT
------------                                              -----    ------------    -----
Kenneth F. Yontz........................................    X
Floyd W. Pickrell, Jr...................................    X
Dennis Brown............................................    X
William E.B. Siart......................................    X           X            X
James R. Parks..........................................    X           X            X
Donald N. Ecker.........................................    X                        X
Robert W. Klemme........................................    X           X

     The audit committee is responsible for assisting the board of directors with respect to its oversight of corporate accounting, reporting practices, and the quality and integrity of the financial reports of SDS.

     The compensation committee is responsible for making recommendations to the board of directors concerning the compensation of SDS's employees, officers, and directors, and is authorized to determine the compensation of executive officers. The committee is authorized to administer the various incentive plans maintained by SDS and has all powers attendant thereto, including the power to grant employee stock options.

DIRECTORS' COMPENSATION

     Directors of SDS are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the board of directors or committees thereof. In addition, during fiscal 2001 each director of SDS who is not also an officer or employee of SDS or its subsidiaries will receive an annual retainer of $20,000, except the Chairman of the Audit Committee, who will receive a retainer of $22,500, and a fee of $1,000 for each meeting of the board of directors at which he or she is present. Each outside director who is a member of a committee of the board of directors will also receive a fee of $750 for each meeting of the committee at which he or she is present. In addition, each outside director is annually granted an option to purchase 10,000 shares of SDS common stock pursuant to the terms of the SDS 2000 Outside Directors' Stock Option Plan, at an exercise price equal to the fair market value of the common stock on the date of the grant. The initial grant will be made on the date of the first meeting of the board following SDS's 2001 annual meeting of shareholders and the exercise price will be determined by the fair market value of the stock on that date.

EXECUTIVE OFFICERS

     Information concerning the executive officers of SDS who are not directors or nominees for director is set forth in the following table.

NAME                                     AGE                    POSITION AND EXPERIENCE
----                                     ---                    -----------------------
Michael R. DePrez....................    59     Executive Vice President of Operations and Chief
                                                Information Officer of SDS. Joined SDM in September 1997
                                                as Vice President of Information Technology and Chief
                                                Information Officer; appointed Executive Vice President
                                                of Operations in May 1999 with continued
                                                responsibilities as Chief Information Officer.
                                                Previously Vice President of Information Technology for
                                                Aramark Corporation and Director of Information
                                                Technology for Mitsubishi Corporation.
Daniel E. Even.......................    47     President of Ormco since November 1998; Executive Vice
                                                President and General Manager of Ormco from 1993 until
                                                November 1998; Director of Allesee Orthodontic
                                                Appliances (since July 1994) and Director and President
                                                of LRS Acquisition Corporation (since April 1998).
                                                Joined Ormco in 1979 and held various management
                                                positions at Ormco including Vice President Marketing
                                                and Research & Development.

NAME                                     AGE                    POSITION AND EXPERIENCE
----                                     ---                    -----------------------
A.J. LaSota..........................    58     Vice President, General Manager and Director of Metrex
                                                Research Corporation since November 1998; General
                                                Manager for Metrex from December 1997 until November
                                                1998. Joined Metrex in September 1995 as Director of
                                                Sales and Marketing. Previously served as founder and
                                                President of Endolap Incorporated (a company in the
                                                business of selling specialty surgical and endoscopy
                                                products), and currently serves as a director of Endolap
                                                Incorporated.
Steven J. Semmelmayer................    43     President of Kerr Corporation since November 1998;
                                                Executive Vice President and General Manager of Kerr
                                                from 1993 until November 1998; Director and President of
                                                belle de st. claire (since November 1995); Director and
                                                Chief Executive Officer of Pinnacle Products (since
                                                October 1998); and Director and President of Safe Wave
                                                Products (since February 2000). Joined Ormco in 1979 and
                                                held various management positions with Ormco including
                                                national Sales Director prior to being transferred to
                                                Kerr.
Stephen J. Tomassi...................    47     Vice President -- General Counsel and Secretary of SDS.
                                                Joined Sybron International in 1988 as Corporate
                                                Counsel, becoming Assistant General Counsel in June of
                                                1992, and has continued to serve in that role until the
                                                Distribution. Previously in private practice from 1984
                                                to 1988 with the law firm of Halling & Cayo.
John A. Trapani......................    54     Vice President of Human Resources of SDS. Joined Ormco
                                                in October 1983 as Vice President of Human Resources;
                                                appointed Vice President of Human Resources and
                                                Secretary for SDM and Kerr in 1993, and Vice President
                                                Human Resources and Secretary for Ormco in 1994; also
                                                serves as Secretary for a variety of SDS-affiliated
                                                companies. Previously served as Manager of Employee
                                                Relations and Manager of Administration for Rockwell
                                                International B-1 Division; and Manager Disney
                                                University and Manager of Employment for Walt Disney
                                                Productions Studios and WED Enterprises.
Gregory D. Waller....................    50     Vice President -- Finance, Chief Financial Officer and
                                                Treasurer of SDS. Vice President -- Finance and Director
                                                of SDM since August 1993; Vice President and Treasurer
                                                of Kerr and Ormco since August 1993; Vice
                                                President -- Finance, Director and Treasurer of Metrex
                                                Research Corporation since March 1995. Joined Ormco in
                                                December 1980 as Vice President and Controller; Vice
                                                President of Kerr European Operations from July 1989 to
                                                August 1993.
Frances Zee..........................    50     Vice President of Regulatory Affairs and Quality
                                                Assurance of SDS; Vice President of Regulatory Affairs
                                                and Quality Assurance of SDM since August 1993; Vice
                                                President of Regulatory Affairs and Quality Assurance
                                                for Kerr and Ormco since January 1994. Joined Ormco in
                                                May 1983 as Manager of Quality Assurance and later
                                                became Director of Regulatory Affairs/Quality Assurance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On September 1, 2000, one of SDS's subsidiaries provided Mr. Tomassi with a three-year, unsecured interest-free loan in the amount of $400,000 for the purpose of making a down payment on a house to be purchased in connection with Mr. Tomassi's transfer to California. The subsidiary has also agreed to gross up Mr. Tomassi's income in an amount equal to any tax obligations incurred by Mr. Tomassi on the basis of income imputed to him due to the interest-free nature of the loan. The note is payable in three annual installments of $100,000, $100,000 and $200,000, respectively, on September 1, 2001, 2002, and 2003. Interest accrues on any past due amounts at the rate of 10% per annum until paid.

INTEREST OF MANAGEMENT IN THE DISTRIBUTION

     SDS expects to enter into employment agreements with each of the executive officers named in the Summary Compensation Table. See "Executive
Compensation -- Employment Agreements" for more information regarding those employment agreements. SDS also expects to adopt certain compensation plans for its directors and officers, including the Senior Executive Incentive Compensation Plan, the 2000 Long-Term Incentive Plan, the 2000 Outside Directors' Stock Option Plan, the Retirement Security Plan, and an unfunded, non-qualified, excess benefits retirement plan. See "Executive Compensation -- Compensation Plans" for more information regarding those compensation plans. For information regarding stock options, see "Executive Compensation -- Stock Options." Directors of SDS will be entitled to certain reimbursements, retainers, and fees. See "Management of SDS -- Directors' Compensation."

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth compensation awarded to, earned by or paid to SDS's chief executive officer and each of its other four most highly compensated executive officers for services rendered to SDS and its subsidiaries ("named executive officers") during its most recent fiscal year, except that in the case of Mr. Tomassi the services were also for the benefit of Sybron International and its other subsidiaries. Also included in the table is comparable compensation information for those individuals for fiscal years 1998 and 1997.

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                                     ------------
                                                   ANNUAL COMPENSATION                SECURITIES
                                        -----------------------------------------     UNDERLYING      ALL OTHER
                                        SALARY      BONUS        OTHER ANNUAL          OPTIONS/       COMPENSA-
NAME AND PRINCIPAL POSITION     YEAR      ($)        ($)      COMPENSATION ($)(1)    SARS (#)(2)     TION ($)(3)
---------------------------     ----    ------      -----     -------------------    ------------    -----------
Floyd W. Pickrell, Jr.......    1999    392,500    424,000          12,053                 -0-          4,286
  President and Chief           1998    363,750    388,500          11,155             578,000          4,286
  Executive Officer             1997    336,250    389,425          13,385                 -0-          4,071

Stephen J. Tomassi..........    1999    166,000    167,637           2,610               4,500          4,543
  Vice President -- General     1998    153,333    104,004           2,610              14,744          4,044
  Counsel and Secretary         1997    144,500    116,487           2,610               4,616          3,878

Daniel E. Even..............    1999    171,667    125,928           2,610              14,768          5,588
  President, Ormco              1998    149,667    117,810           2,610              29,592          4,512
  Corporation                   1997    140,934    101,774           2,610               4,568          4,503

Steven J. Semmelmayer.......    1999    171,667    125,928           2,610              14,768          5,502
  President, Kerr               1998    150,833    117,810           2,610              29,632          4,151
  Corporation                   1997    141,167    102,753           2,610               4,568          4,228

Gregory D. Waller...........    1999    161,000     98,538           2,610              14,488          4,857
  Vice President -- Finance,    1998    151,667     94,080           2,610               4,728          4,078
  Chief Financial Officer       1997    144,438     97,860           2,610               4,672          4,391
  and Treasurer

---------------
(1) Consists of tax gross-up payments -- amounts reimbursed during the fiscal year for the payment of taxes with respect to personal benefits. In each case, the personal benefits do not exceed the SEC's disclosure thresholds and are therefore not included in the table.

(2) Consists entirely of stock options.

(3) Consists entirely of the company's matching contribution to the 401(k) plan.

STOCK OPTIONS

     Recent Option Grants and Option Exercises

     Stock Option Grants. The following table sets forth information concerning stock options granted by Sybron International during fiscal 1999 to the named executive officers. No stock options have been granted by SDS.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                      POTENTIAL REALIZABLE
                                                                                        VALUE AT ASSUMED
                                                                                        ANNUAL RATES OF
                                            % OF TOTAL                                    STOCK PRICE
                                           OPTIONS/SARS     EXERCISE                    APPRECIATION FOR
                                            GRANTED TO       OR BASE                      OPTION TERM
                          OPTIONS/SARS     EMPLOYEES IN       PRICE      EXPIRATION   --------------------
NAME                      GRANTED(1)(#)   FISCAL YEAR(2)     ($/SH)         DATE       5% ($)     10% ($)
----                      -------------   --------------    --------     ----------    ------     -------
Floyd W. Pickrell,
  Jr....................        -0-            -0-                --             --        --          --
Stephen J. Tomassi......      4,500            0.6          $  26.75      1/27/2009     6,019      12,038
Daniel E. Even..........     10,000            1.2           25.3125     11/02/2008    32,656      65,313
                              4,768            0.6             26.75      1/27/2009     6,377      12,754
Steven J. Semmelmayer...     10,000            1.2           25.3125     11/02/2008    32,656      65,313
                              4,768            0.6             26.75      1/27/2009     6,377      12,754
Gregory D. Waller.......     10,000            1.2           25.2135     11/02/2008    32,656      65,313
                              4,488            0.6             26.75      1/27/2009     6,377      12,754

---------------
(1) Consists entirely of nonqualified stock options granted pursuant to the Sybron International Corporation Amended and Restated 1993 Long-Term Incentive Plan. Each of these options vests in equal annual installments on each of the first four anniversaries following the grant date provided the optionee is still an employee at that time. Each option was granted with an exercise price equal to the market value of Sybron International's common stock on the date of the grant. Unless earlier terminated, these options expire ten years after the date of the grant. Upon a "change in control" of the company, the options shall become immediately exercisable. In the discretion of the committee administering the plan, the exercise price may be paid by delivery of already owned shares and tax withholding obligations related to exercise may be satisfied by withholding shares otherwise deliverable upon exercise, subject to certain conditions. The committee has the power, subject to the limitations of the plan, to amend the terms and conditions of any outstanding stock option to the extent such terms and conditions are within the discretion of the committee as provided in the plan.

(2) Based on stock option grants made to employees of Sybron International and its subsidiaries during fiscal 1999 for a total of 812,748 shares of common stock.

     Stock Option Exercises. The following table sets forth information for each of the named executive officers concerning Sybron International stock options exercised during fiscal 1999 and the number and value of Sybron International stock options outstanding at the end of the fiscal year. No SARs are outstanding.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                          NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED                IN-THE-MONEY
                                                            OPTIONS/SARS AT                  OPTIONS/SARS AT
                           SHARES                          FISCAL YEAR-END(#)             FISCAL YEAR-END($)(2)
                         ACQUIRED ON      VALUE      ------------------------------   ------------------------------
NAME                     EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE(1)   EXERCISABLE   UNEXERCISABLE(1)
----                     -----------   -----------   -----------   ----------------   -----------   ----------------
Floyd W. Pickrell,
  Jr...................    179,734      3,409,626      238,220         433,500         2,020,766       1,124,412
Stephen J. Tomassi.....        -0-            -0-      128,034          24,306         2,212,503         146,635
Daniel E. Even.........     73,800      1,478,443      192,786          50,678         3,471,651         286,885
Steven J.
  Semmelmayer..........        -0-            -0-      289,696          60,712         5,240,666         442,513
Gregory D. Waller......        -0-            -0-       35,328          31,848           532,174         236,885

---------------
(1) Represents unvested options at the end of fiscal 1999.

(2) Based on the September 30, 1999, $27.0938 closing price of the common stock on the New York Stock Exchange at the end of the fiscal year.

     Adjustment or Exchange of Options in the Distribution

     The treatment after the Distribution of stock options that are outstanding prior to the Distribution is described below. This treatment is designed to preserve the economic value of each stock option and to comply with applicable accounting interpretations such that there will be no accounting consequence. It is also designed to provide an incentive for the continuing employees of Apogent and its subsidiaries and the continuing employees of SDS and its subsidiaries to remain employed by their respective companies and to benefit by their efforts to increase the market value of the stock of that company.

     Sybron International intends to adjust the exercise price and the number of shares subject to options to purchase Sybron International stock held by continuing directors and employees of Sybron International (to be renamed Apogent Technologies Inc.) and its subsidiaries and certain others (including former employees and any employees of SDS or its subsidiaries who do not exchange their stock options as described below) (collectively, the "Former Sybron International Employees") as necessary to reflect the Distribution. The option plans and related option agreements provide that, if Sybron International's common stock is affected by various events, including an event like the Distribution, the number of shares subject to outstanding options and the option price will be adjusted to prevent dilution or enlargement of rights, all as determined to be appropriate and equitable as determined by the committee that administers the plans.

     Unexercised stock options held by employees of Apogent and its subsidiaries and by Former Sybron International Employees will be adjusted to maintain the aggregate intrinsic value and, therefore, preserve as closely as possible their respective economic value immediately prior to the Distribution. Those employees of SDS and its subsidiaries who do not exchange their options as described below will have their Sybron International options adjusted in the same manner as individuals who will be employees of Apogent or its subsidiaries, subject to the termination provisions described below.

     The exercise price of each adjusted Sybron International employee stock option will be determined by multiplying the exercise price prior to the Distribution by a factor (the "Sybron International Stock Conversion Ratio") the numerator of which will be the NYSE composite volume weighted average price of Sybron International (Apogent) common stock trading without SDS for the trading days during the period (the "pricing period") prior to the Distribution during which Sybron International (Apogent) common stock will be traded on a "when issued/ex-distribution" basis (the "Per Share Post-Distribution Sybron International Stock Price") and the denominator of which will be the NYSE composite volume weighted average price of Sybron International common stock trading with SDS for the trading days during the pricing period (the "Per Share Pre-Distribution Sybron International Stock Price"). The number of shares of Apogent common stock subject to each adjusted option will equal the number of shares subject to the option prior to the Distribution divided by the Sybron International Stock Conversion Ratio, rounded down to the nearest whole share. Apogent will pay the holder of the adjusted option cash in the amount of the related spread at the time of adjustment in lieu of any fractional share. All other terms of the adjusted options will be the same as the terms of the pre-adjustment stock options. Outstanding options under Sybron International's outside director stock option plan will be adjusted in the same manner.

     Employees of SDS and its subsidiaries who received Sybron International stock options prior to the Distribution will be allowed to exchange their Sybron International options for SDS stock options. For these SDS stock options, the exercise price will equal the exercise price of the corresponding Sybron International stock option prior to the Distribution, multiplied by a factor (the "SDS Stock Conversion Ratio") where the numerator is the NYSE composite volume weighted average price of the SDS common stock for the trading days during the pricing period (the "Per Share SDS Stock Price") and the denominator is the Per Share Pre-Distribution Sybron International Stock Price. The ratio of the exercise price to the market price for the SDS stock options will not be less than the corresponding ratio of the Sybron International options immediately prior to the Distribution. The number of shares of SDS common stock subject to each option will equal the number of shares subject to the corresponding exchanged Sybron International stock option prior to the Distribution divided by the SDS Stock Conversion Ratio, rounded down to the nearest whole share. SDS will pay the holder of the adjusted option cash in the amount of the related spread at the time of adjustment in lieu of any fractional share. All other terms of these SDS stock options will be the same as the terms of the Sybron International stock options for which they were exchanged. See
"-- Compensation Plans -- Principal Terms of the Long-Term Incentive Plan" below.

     Under the terms of the outstanding Sybron International employee stock options any then unvested options are immediately forfeited when the recipient ceases to be an employee of Sybron International or its subsidiaries, and any vested employee stock options expire unless exercised within three months after the recipient ceases to be an employee of Sybron International and its subsidiaries as a result of the Distribution (or upon the scheduled expiration date under the terms of the option, if earlier). Upon the effective date of the Distribution, the employees of SDS and its subsidiaries will no longer be employed by Sybron International or its subsidiaries, so any Sybron International options that they do not exchange for SDS options will be subject to these early expiration provisions.

COMPENSATION PLANS

     SDS's principal compensation plans for its directors and executive officers include:

     - the Senior Executive Incentive Compensation Plan;

     - the 2000 Long-Term Incentive Plan;

     - the 2000 Outside Directors' Stock Option Plan;

     - the Retirement Security Plan; and

     - an unfunded, non-qualified, excess benefits retirement plan.

Each of these plans is summarized below. SDS will also have a 401(k) plan like Sybron International's 401(k) plan.

     Principal Terms of the Senior Executive Incentive Compensation Plan

     The Sybron Dental Specialties Senior Executive Incentive Compensation Plan (the "Incentive Plan") is designed to create an incentive for key executives who the compensation committee of the board of directors has identified as having the ability to directly influence the financial results of SDS or its subsidiaries. The pool of individuals eligible to participate in the Incentive Plan is determined annually by the committee. For fiscal 2001, the nine executive officers of SDS will be the eligible participants in the Incentive Plan. The Incentive Plan is similar to Sybron International's Senior Executive Incentive Compensation Plan. Information with respect to awards made during fiscal 1999 under the Sybron International plan to the named executive officers of SDS is contained in the Summary Compensation Table above. Because of the differences between the Sybron International and SDS Incentive Plans, the 1999 awards shown in the table are not necessarily indicative of the awards that might have resulted under the SDS Incentive Plan. However, since the target bonus amounts of the named executive officers of SDS are higher than they were for Sybron International (due to the increased base salary and salary grades resulting from increased responsibilities of the named executive officers at SDS as compared to their responsibilities at Sybron International), the named executive officers are likely to receive larger bonuses at SDS than they had at Sybron International.

     An award under the Incentive Plan is calculated by multiplying the participant's target bonus amount by the applicable success factor. A participant's target bonus amount is a percentage of the participant's base salary. The percentage is determined by the participant's salary grade. In no event may the actual award for any plan participant exceed $2.0 million.

     The terms of the Incentive Plan permit the committee to amend the provisions of the Incentive Plan to further restrict the conditions pursuant to which awards under the Incentive Plan may be made.

     Following is an explanation of the calculation of both the target bonus amount and the applicable success factor, along with an example of how an award under the Incentive Plan is calculated.

     Target Bonus Amount Calculation. The target bonus amount for a participant in the Incentive Plan is a percentage of the participant's annual base salary as of the end of the fiscal year for which the incentive award is payable, which percentage is based upon salary grade. The target bonus amounts range from 16% of base salary for a participant at executive salary grade 3 to 55% of base salary for a participant at executive salary grade 21. For example, an executive officer with salary grade 13 and a salary of $200,000 would have a target bonus amount of 39% of the executive's base salary, or $78,000.

     Success Factor Calculation. The success factor is calculated by totaling the percentages by which the actual performance with respect to certain financial measurement components exceed the goals set forth for such components. If certain threshold results are not achieved, then the success factor will be 0% and no incentive award will be paid. Certain of the components are subject to caps regardless of the level of performance.

     The financial measurement components of the success factor are as follows: actual operating income compared to budget (the "Budgeted Operating Income Component") and growth in operating income over the prior year (the "Year-Over-Year Growth Component"). The performance threshold for the Budgeted Operating Income Component is the achievement of at least 90% of the budgeted amount, at which point this component equals 90%. Performance over 90% and up to and including 100% of the budgeted amount results in a corresponding increase in this component. No credit is given for performance over 100% of the budgeted amount for this component. This limitation means that the portion of the success factor attributable to this component cannot exceed an aggregate of 100%.

     The performance threshold for the Year-Over-Year Growth Component is 6% growth in operating income over the prior year. No credit for this component is given until 6% growth is achieved, at which level the amount of this component is 80%. At 8% growth, this component equals 100%. For each percentage point of growth beyond 8% there is an increase in this component of 12.5 percentage points. For example, if growth in operating income over the prior year is 12%, this component would be 150%.

     Earnings growth through acquisitions is encouraged by the Incentive Plan because earnings from acquisitions are included in operating income. However, operating income is adjusted to offset the imputed cost of funding the acquisition and the amortization of intangibles associated with the acquisition.

     To further control cash flow, certain penalties are applied through an adjustment to operating income if capital expenditures or investments in working capital exceed predetermined levels. If a business' capital expenditures exceed its depreciation, it will be charged an 8.75% cost of capital on the excess. If a business' working capital ratio (working capital / sales) exceeds the average level of its previous four years' working capital ratios, it will be charged an 8.75% cost of capital on the product of such excess multiplied by its sales.

     Calculation of Incentive Award -- Example. As stated above, an incentive award is calculated by multiplying a participant's target bonus amount by the applicable success factor. As an example, assume: (1) an executive officer with a salary of $200,000, at salary grade 13 (which corresponds to a target bonus amount of 39% of base salary); (2) SDS achieves operating income of 105% of the amount budgeted; and (3) SDS achieves operating income growth of 10% over the prior year's operating income.

     This participant's target bonus amount would be $78,000 (i.e., 39% of $200,000). The applicable success factor would be calculated as follows:

- Budgeted Operating Income Component (105% of budget,
  capped at 100%)...........................................  100%
- Year-Over-Year Growth Component (10% growth results in a
  125% credit for this component)...........................  125%
                                                              ---
- Success factor (aggregate of the components)..............  225%

     The incentive award would be equal to $175,500, which is $78,000 (the target bonus amount) multiplied by 225% (the success factor).

     Miscellaneous. Awards under the Incentive Plan are paid in cash as soon as practicable after the financial results for the relevant fiscal year have been determined. Participants whose employment with SDS and all of its subsidiaries is terminated, either by the participant or SDS or one of its subsidiaries, other than for retirement, disability or death, at any time before the incentive award payments are made with respect to a fiscal year will not be entitled to receive any award under the Incentive Plan for that fiscal year (even when their employment terminates after the end of the fiscal year) unless specifically approved by the committee. Participants who retire, become disabled or die (or their beneficiaries or legal representatives, if applicable) during a fiscal year will receive a prorated incentive award that is calculated by multiplying the participant's incentive award by a percent equal to the percent of the fiscal year for which the participant was actively employed.

     The Incentive Plan is administered by the committee, no member of which is eligible for an award thereunder. The committee has the authority to interpret the provisions of the Incentive Plan, identify eligible key employees to participate therein, and establish rules and regulations and make all determinations necessary or advisable for the administration of the plan. In the event of special circumstances of unusual or significant nature outside the course of normal business operations, the committee may also adjust previously approved financial objectives of SDS or its subsidiaries, or the amount of an award earned under the Incentive Plan, if the committee believes the integrity, purpose and fairness of the Incentive Plan would be better served. However, any such adjustment made after the beginning of the period in which awards are earned will not permit the actual awards earned, either by any participant or in the aggregate, to be greater than they would have been had the financial objectives approved prior to such period been operative. The committee may at any time amend, suspend or terminate the Incentive Plan.

     Federal Tax Consequences of Incentive Plan Awards. A participant will realize income at the time an award is paid to the participant under the Incentive Plan. SDS will be entitled to a deduction for the amount of the award at the same time provided that, with respect to the deduction to be taken for any award paid to an executive officer who is subject to Section 162(m) of the Internal Revenue Code of

1986, as amended (the "Code"), which exceeds, when combined with other compensation paid to that officer, $1 million, the Incentive Plan qualifies for such deduction under Section 162(m).

     Principal Terms of the Long-Term Incentive Plan

     General. Under SDS's 2000 Long-Term Incentive Plan (the "Stock Plan"), Incentive Stock Options and Nonqualified Stock Options (as such terms are defined below) may be granted to any full-time, non-union employee of SDS or any of its subsidiaries, including any employee who is a member of the board of directors, but excluding any director who is not an employee of SDS or any of its subsidiaries. There are initially expected to be approximately 140 employees eligible to participate in the Stock Plan. The number of awards to be made pursuant to the Stock Plan is subject to the discretion of the compensation committee of the board of directors.

     The total number of shares of SDS common stock authorized for issuance under the Stock Plan is 5,450,000. Shares available for an award under the Stock Plan may be either authorized but unissued or reacquired shares. If any award is canceled, terminates, expires or lapses for any reason, any shares subject to such award shall again be available under the plan, subject to such rules and regulations as may be promulgated by the Committee.

     In the event of a stock dividend, stock split, recapitalization or other similar change affecting SDS common stock, the aggregate number and kind of shares for which awards may thereafter be granted under the Stock Plan and the number, kind and exercise price of shares subject to outstanding awards shall be appropriately adjusted.

     The Stock Plan becomes effective on the date of the Distribution and will remain in effect, subject to the right of the board of directors to terminate it, until all shares subject to the Stock Plan have been purchased or acquired. In no event, however, may a grant be made under the Stock Plan on or after the tenth anniversary of the Distribution.

     The Plan is administered by the committee, the members of which must at all times qualify as "outside directors" within the meaning of Section 162(m) of the Code.

     The committee presently is comprised of Messrs. Siart, Parks and Klemme. The committee has authority to determine the size, the recipients and the terms and conditions of awards under the Stock Plan, and to establish rules and regulations for the Stock Plan's administration. With the approval of the board, the committee may, at any time, terminate, amend or modify the Stock Plan; provided that such amendment, modification or termination will require the approval of the shareholders of SDS if such approval is required by any national securities exchange or system on which SDS shares are then listed or reported or by a regulatory body having jurisdiction.

     Stock Options. Stock options may be granted to employees at any time as determined by the committee. The committee has discretion in determining the number of shares subject to any options granted; provided, however, that the number of options that may be awarded to any employee during any fiscal year is limited to 1,000,000. Options granted under the Stock Plan may be either "incentive stock options" under Section 422 of the Code, or options that are not intended to qualify as incentive stock options ("nonqualified stock options").

     The exercise price of an option granted under the Stock Plan is determined by the committee; but the exercise price may not be less than 100% of the Fair Market Value (as defined in the Plan) of the underlying common stock on the date of grant. Options granted under the Stock Plan may be exercisable at such times and subject to such restrictions and conditions as the committee in each instance approves, but no option granted under the Stock Plan may be exercisable later than the tenth anniversary date of its grant. Options may be exercised by the delivery of written notice of exercise to SDS, setting forth the number of shares with respect to which the option is to be exercised, accompanied by payment in full of the exercise price. The exercise price may be paid either (i) in cash, (ii) with the committee's consent, by tendering previously acquired shares held for at least six months and having a fair market value at the time of exercise equal to the full exercise price, or (iii) in any combination of the foregoing. The committee may also allow cashless exercises as permitted under the Federal Reserve Board's Regulation T, or by any other means the committee determines to be consistent with the Stock Plan's purpose. Special provisions are contained in the Stock Plan covering termination of employment, death or disability of any employee who has outstanding an option granted under the Stock Plan, as well as the occurrence of a change in control of SDS. All options are exercisable only by the optionee during the lifetime of the optionee and options may not be sold, transferred or assigned, other than by will or by the laws of descent and distribution. However, the committee has the discretion to waive the transferability restriction.

     SDS expects to grant options under the Stock Plan to a number of its employees, including each of the executive officers named in the Summary Compensation Table, shortly after the Distribution. Specifically, it is anticipated that SDS will grant options to purchase approximately 2,000,000 shares of SDS common stock to the executive officers of SDS, including options for the following number of shares to each of the named executive officers: Mr. Pickrell, 496,278; Mr. Tomassi, 223,325; Mr. Even, 223,325; Mr. Semmelmayer, 223,325; and Mr. Waller, 223,325. We also anticipate that SDS will grant options to purchase approximately 210,000 shares of SDS common stock to other employees of SDS.

     Principal Terms of the Outside Directors' Stock Option Plan

     The 2000 Outside Directors' Stock Option Plan (the "Directors' Plan") will be administered by the compensation committee of the board of directors.

     A maximum of 300,000 shares of SDS common stock may be issued pursuant to the exercise of options granted under the Directors' Plan. Shares subject to and not issued under an option which expires, terminates or is canceled for any reason shall again become available for the granting of options. The exercise price at which shares may be purchased under each option shall be 100% of the Fair Market Value (as defined in the Directors' Plan) of SDS common stock on the date the option is granted. In the event of a stock dividend, stock split, recapitalization or other similar change affecting SDS common stock, the aggregate number and kind of shares for which options may thereafter be granted under the Directors' Plan and the number, kind and exercise price of shares subject to outstanding options shall be appropriately adjusted.

     Options granted under the Directors' Plan will be treated as nonqualified stock options for federal income tax purposes.

     The granting of options is automatic under the Directors' Plan. Upon the first meeting of the board of directors following the annual meeting of stockholders in 2001, 2002, 2003, 2004 and 2005, each person then serving SDS as a director who is not a full-time employee of SDS or its subsidiaries shall automatically be granted an option to purchase 10,000 shares (subject to adjustment for changes affecting the common stock as described above). Accordingly, all of the present directors except Mr. Pickrell (who is an active full-time employee), including Messrs. Yontz, Brown, Siart, Parks, Ecker and Klemme, then serving will receive an option for 10,000 shares under the Directors' Plan at the meeting of the board of directors following the 2001 annual meeting. No persons other than directors who are not full-time employees are eligible to receive options under the Directors' Plan.

     If at any time there are not a sufficient number of available shares under the Directors' Plan to grant each outside director an option to purchase the number of shares specified, each outside director shall receive an option to purchase an equal number of the remaining available shares, determined by dividing the remaining available shares by the number of outside directors.

     Each option granted under the Directors' Plan will be evidenced by a stock option agreement between SDS and the grantee containing the terms and conditions required by the Directors' Plan and such other terms and conditions, not inconsistent therewith, as the committee may deem appropriate. Each stock option granted under the Directors' Plan will be exercisable immediately upon grant. All rights to exercise an option will terminate upon the earlier of ten years from the date of grant or two years from the date the grantee ceases to be a director of SDS.

     Each option may be exercised in whole or in part from time to time as specified in the stock option agreement. The exercise price must be paid in full at the time of exercise. Such payment may be made either in cash or by delivering shares of SDS common stock, which the optionee or the optionee's spouse or both have beneficially owned for at least six months prior to the time of exercise, or a combination of cash and delivered stock.

     Generally, an option granted under the Directors' Plan may not be transferred except by will or the laws of descent and distribution. However, the committee has the discretion to grant stock options that are transferable to family members of the grantee or to trusts or partnerships for such family members, and may amend outstanding options to provide for such transferability. Each grantee may designate a beneficiary from time to time who shall be entitled to exercise any options held by the grantee upon death. If no such designation has been made, the personal representative of the grantee's estate or the person(s) to whom the option is transferred by will or the laws of descent and distribution may exercise the option.

     The Directors' Plan becomes effective on the date of the Distribution. Options may be granted under the Directors' Plan until September 30, 2005. On that date, the Directors' Plan will expire except as to options then outstanding, which shall remain in effect until they have been exercised or have expired. The Directors' Plan may be terminated at any time by the board of directors except with respect to any options then outstanding.

     With the approval of the board of directors, the committee may, at any time, terminate, amend or modify the Directors' Plan; provided that such amendment, modification, or termination will require the approval of the shareholders of SDS if such approval is required by the Code, by the insider trading rules of Section 16 of the Securities Exchange Act of 1934, by any national securities exchange or system on which the SDS common stock is then listed or reported, or by a regulatory body having jurisdiction with respect thereto.

     Material Federal Income Tax Consequences of Stock Options.

     The following is a discussion of the material United States federal income tax consequences of options granted under the Stock Plan and the Directors' Plan. The discussion is based on the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof, all as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. The discussion below is for general information only and does not address the effect of any state, local or foreign tax laws. The discussion only applies to individuals who are citizens or residents of the United States other than those individuals who are taxed on a residence basis in a foreign country. Certain individuals may be subject to special rules not discussed below.

     EACH RECIPIENT OF A GRANT SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE GRANT.

     An employee who is granted an option which is an incentive stock option that qualifies under Section 422 of the Code will not recognize income at the time of grant or exercise of such option. No federal income tax deduction will be allowable to SDS upon the grant or exercise of such incentive stock option. However, upon the exercise of an incentive stock option, any excess in the fair market price of the common stock over the option price constitutes a tax preference item that may have alternative minimum tax consequences for the employee. When the employee sells the shares more than one year after the date of transfer of the shares and more than two years after the date of grant of the incentive stock option, the employee will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sales price of the shares and the aggregate option price (provided the employee has remained employed by SDS or its subsidiary at all times from the grant of the option until three months before its exercise). In such event, we will not be entitled to a federal income tax deduction with respect to the exercise of the incentive stock option or the sale of the shares. If the employee does not hold the shares (or was not an employee) for the required period, when the employee sells the shares, the employee will recognize ordinary compensation income and possibly capital gains or losses in such amounts as are prescribed by the Code and we will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income.

     An employee or director who is granted an option which is a nonqualified stock option will not recognize income at the time of grant of such option. In general, when the optionee exercises such nonqualified stock option, the optionee will recognize ordinary compensation income equal to the difference, if any, between the option price paid and the fair market value, as of the date of option exercise, of the shares of common stock the optionee receives. The tax basis of such shares to such optionee will be equal to the option price paid plus the amount includible in the optionee's gross income, and the optionee's holding period for such shares will commence on the date of exercise. Subject to the provisions of the Code, we will generally be entitled to a federal income tax deduction in respect of a nonqualified stock option in an amount equal to the ordinary compensation income recognized by the optionee upon the exercise of the nonqualified stock option.

     Principal Terms of Pension Benefit Plans

     Retirement Plan. SDS has a Retirement Security Plan (the "Retirement Plan") for certain U.S. employees who are not covered by a collective bargaining agreement, including its executive officers. The plan is a "career average" type plan. The benefit formula directly relates to annual salary, length of service and Social Security covered compensation. To the extent that pension benefits exceed the benefit limits and limits on covered compensation imposed by the Employee Retirement Income Security Act of 1974, as amended, SDS plans to make the appropriate payments under the unfunded pension plan described below as they become due. The total compensation covered by the Retirement Plan (including unfunded amounts) is the amount shown in the salary and bonus columns of the Summary Compensation Table.

     Annual pension benefits expected to be distributed upon retirement (normally at age 65) to most executive officers of SDS, including the named executive officers, are equal to the sum of past and future service benefit formulas. Past service benefit (for service prior to January 1, 1987) is an amount equal to the sum of (a) 0.0105 times the average annual pay for the employee's final three years, up to the Social Security covered compensation for 1987, plus (b) 0.015 times the average annual pay for the employee's final three years, in excess of the Social Security covered compensation in 1987, which sum is multiplied by the total number of years of credited service before January 1, 1987. The amount so calculated is reduced by the amount of any benefit the participant is eligible to receive from a prior pension plan or due to participation in any prior profit sharing plan. Future service benefit (for service since January 1, 1987) for credited service not in excess of 35 years is an amount equal to the sum of all future year annual benefits calculated for each year as 0.0105 times annual pay up to the Social Security covered compensation for that year, plus 0.015 times annual pay in excess of the Social Security covered compensation for that year. Future service benefit for credited service in excess of 35 years is an amount equal to 0.014 times a participant's annual salary for such year. SDS may from time to time move the past service formula to a more current date which would have the effect of increasing the amount of average compensation upon which benefits are calculated.

     The following table illustrates the projected annual pension benefits payable for life (without provision for survivor pension) from the Retirement Plan and, where applicable, the Unfunded Plan described below, upon retirement at age 65 to the executive officers named in the Summary Compensation Table.

                                       PROJECTED             ASSUMED         FULL YEARS OF
                                   ANNUAL RETIREMENT        ADDITIONAL       SERVICE AS OF
NAME OF INDIVIDUAL                 BENEFIT AT AGE 65*    YEARS OF SERVICE    SEPT. 30, 1999
------------------                 ------------------    ----------------    --------------
Floyd W. Pickrell, Jr. ..........       $228,769                12                 26
Stephen J. Tomassi...............       $115,989                19                 11
Daniel E. Even...................       $110,005                19                 20
Steven Semmelmayer...............       $128,307                23                 19
Greg Waller......................       $ 96,322                16                 18

---------------
* Assumes no salary increases.

     Unfunded Pension Plan. SDS also maintains an unfunded, non-qualified retirement plan providing benefits to employees of SDS in excess of the limitations set forth under section 415 of the Code (the "Unfunded Plan"). The individuals named in the Summary Compensation Table and executives as a group are eligible to participate in the Unfunded Plan.

     Under the Unfunded Plan, benefits are paid from a Rabbi Trust sponsored by SDS. Participants are entitled to a monthly benefit upon their retirement equal to the actuarial value of the benefit that would be payable to the participant if the provisions of the Retirement Plan dealing with limits on pensions pursuant to Code section 415 were inapplicable.

     The compensation covered by the Unfunded Plan includes salary, bonus, and deferred compensation payable to the participant for services rendered. The compensation in the salary and bonus columns of the Summary Compensation Table, above, includes each of these elements for services to Sybron International. Benefits under the Unfunded Plan are computed on a straight-life annuity basis, and are subject to an offset of benefits payable to participants under the terms of the Retirement Plan.

     Treatment of Stock and Other Assets in the Savings and Thrift Plan

     Sybron International maintains a Savings and Thrift Plan that qualifies under Section 401(k) of the Internal Revenue Code and makes its employer contributions in the form of Sybron International common stock. SDS intends to establish a similar plan in connection with the Distribution and make its employer contributions in SDS common stock. The Savings and Thrift Plan accounts of the employees of SDS and its subsidiaries will be transferred from the Sybron International plan to the new SDS plan in connection with the Distribution. SDS will thereafter make its employer contributions in the form of SDS common stock. If you are an employee of SDS or its subsidiaries and you are a participant in the Sybron International plan immediately prior to the Distribution, you will automatically become a participant in SDS's plan at the time of the Distribution.

     SDS common stock distributed to the Sybron International Savings and Thrift Plan and to the SDS Savings and Thrift Plan with respect to the shares of Sybron International common stock held in those plans will be deposited into respective separate stock funds as soon as possible after the Distribution. The SDS shares will be allocated appropriately by participant. Once the allocations to individual accounts have been made, each participant in the Sybron International Savings and Thrift Plan or the SDS Savings and Thrift Plan may transfer funds represented by those shares of the company with which the participant is no longer associated to any of the other self-directed funds available in the Sybron or SDS Plans, other than the employer stock fund.

EMPLOYMENT AGREEMENTS

     SDS expects to enter into employment agreements with each of the executive officers named in the Summary Compensation Table above effective as of the Distribution Date. Mr. Pickrell's employment agreement with SDS would replace his employment contract with Sybron International. The other named executive officers do not have employment contracts with Sybron International. Under their respective employment agreements, these executive officers would agree to serve in their respective executive officer capacities, and each is to devote his full time to the performance of his duties. The employment agreements will provide for initial base salaries which are subject to annual merit increases at the discretion of the compensation committee. In addition, these executives will be entitled to benefits customarily accorded executives of SDS and its subsidiaries, including participation in SDS's Senior Executive Incentive Compensation Plan. We anticipate that the base salaries for the named executive officers will be as follows: Mr. Pickrell, $500,000; Mr. Tomassi, $225,000; Mr. Even, $225,000; Mr.
Semmelmayer, $225,000; and Mr. Waller, $225,000.

     The employment agreements can be terminated at the election of the executive upon 45 days' advance written notice to SDS, by SDS, or as a result of the executive's retirement, disability or death. Upon termination of an executive's employment by SDS for Cause (as defined in the employment agreement) or by the executive, the executive is entitled to receive any unpaid compensation through the date of termination. In the event of the executive's termination of employment by SDS without Cause, the executive will be entitled to continue to receive the executive's then current base salary for a period of twelve months following the termination of employment and an amount equal to the incentive award that would have been earned by the executive for the fiscal year in which the executive's employment is terminated, adjusted, however, by the percentage of the fiscal year in which the executive was actively employed. In the event of the executive's death or permanent disability, the executive, his beneficiaries or estate, as the case may be, will be entitled to continue to receive the executive's then current base salary for a period of twelve months following the termination of employment as a result of such event.

     Each of the employment agreements provides that if an event constituting a "change in control" (as defined in the employment agreement) shall have occurred, the executive officer is entitled to receive a severance payment equal to 2.99 times such officer's "base amount," as defined under Section 280G(b)(3) of the Internal Revenue Code, upon the termination of his employment with SDS or its subsidiaries unless such termination is (a) because of death or retirement,
(b) by SDS or any of its subsidiaries for total disability or "cause," or (c) by such executive officer other than for "good reason ." SDS must require any successor to assume SDS's obligations pursuant to the employment agreements. If it fails to do this, the executives will be entitled to the same benefits they would receive if they terminated the employment agreements on the date of succession for good reason following a change in control. The employment agreements also subject the executives to confidentiality obligations, and contain restrictions on their soliciting clients and employees of SDS for a period of two years following termination of the employment agreement.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     All of the outstanding SDS stock is currently held by Sybron International. The following table shows how much Sybron International common stock each director, director nominee and executive officer of SDS beneficially owned as of July 1, 2000, as well as how many shares were owned by each person known to us to beneficially own more than 5% of the outstanding shares of Sybron International common stock. Holders of Sybron International common stock, including directors, director nominees, executive officers and more than 5%
beneficial owners, will receive in the Distribution           shares of SDS
common stock for each share of Sybron International common stock they hold as of
the close of business on             , 2000 (including shares held in the Sybron
International 401(k) plan for the accounts of the executive officers). Then outstanding Sybron International stock options will be adjusted to reflect the Distribution or exchanged for options to acquire SDS common stock on terms intended to preserve their economic value at that time.

                                                                   NUMBER
                                                                  OF SHARES
                                                                  OF SYBRON
                                                                INTERNATIONAL       PERCENT
NAME OF BENEFICIAL OWNER                                         STOCK OWNED        OF CLASS
------------------------                                        -------------       --------
Putnam Investments, Inc.....................................      12,726,792(1)       12.1%
  One Post Office Square
  Boston, Massachusetts 02109
Kenneth F. Yontz............................................       2,414,215(2)        2.3%
Floyd W. Pickrell, Jr.......................................         704,013(3)          *
Dennis Brown................................................         950,895(4)          *
William E. B. Siart.........................................             -0-             *
James R. Parks..............................................             -0-             *
Donald N. Ecker.............................................             -0-             *
Robert W. Klemme............................................             -0-             *
Daniel E. Even..............................................          45,064(5)          *
Steven J. Semmelmayer.......................................          40,264(6)          *
Stephen J. Tomassi..........................................         228,429(7)          *
Gregory D. Waller...........................................           7,039(8)          *
All directors and executive officers as a group (15
  persons)..................................................       4,458,928(9)        4.2%

---------------
 *  Less than 1%.

(1) Based on an Amendment to Schedule 13G under the Exchange Act dated February 7, 2000, and updated pursuant to telephone conversations between representatives of Sybron International and representatives of Putnam Investments, Inc.

(2) Includes options to purchase 1,039,924 shares exercisable currently or within 60 days of the record date, 55,550 shares with respect to which Mr. Yontz has shared voting power, and 56,704 shares with respect to which Mr. Yontz has shared investment power.

(3) Includes options to purchase 382,720 shares exercisable currently or within 60 days of the record date, and 1,289 shares with respect to which Mr. Pickrell has shared investment power.

(4) Includes options to purchase 950,000 shares exercisable currently or within 60 days of the record date, and 895 shares with respect to which Mr. Brown has shared investment power.

(5) Includes options to purchase 6,250 shares exercisable currently or within 60 days of the record date, and 1,114 shares with respect to which Mr. Even has shared investment power.

(6) Includes options to purchase 38,278 shares exercisable currently or within 60 days of the record date, 872 shares with respect to which Mr. Semmelmayer has shared voting power, and 954 shares with respect to which Mr. Semmelmayer has shared investment power.

(7) Includes options to purchase 135,439 shares exercisable currently or within 60 days of the record date, and 990 shares with respect to which Mr. Tomassi has shared investment power.

(8) Includes options to purchase 5,986 shares exercisable currently or within 60 days of the record date and 1,053 shares with respect to which Mr. Waller has shared investment power.

(9) Includes options to purchase 2,569,065 shares exercisable currently or within 60 days of the record date, 59,310 shares with respect to which voting power is shared, and 9,721 shares with respect to which investment power is shared.

     The beneficial ownership information set forth above is based on information furnished by the specified persons or known to SDS and is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as required for purposes of this Information Statement. It is not necessarily to be construed as an admission of beneficial ownership for other purposes.

     See "Executive Compensation -- Stock Options -- Adjustment or Exchange of Options in the Distribution" for more information regarding the treatment of outstanding Sybron International stock options in the Distribution.

                        DESCRIPTION OF SDS CAPITAL STOCK

     The following is a summary description of the capital stock of SDS and material terms and provisions affecting the rights of the SDS common stock. Because this is a summary, it may not contain all of the information that is important to you. It is subject to the applicable provisions of Delaware law and of our restated certificate of incorporation and bylaws. For more complete information, you should read the forms of the restated certificate of incorporation and bylaws of SDS that are filed as exhibits to the registration statement of which this Information Statement is a part.

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of SDS will consist of 250,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share. Following the Distribution, we will have
approximately           shares of common stock outstanding, none of which will
be owned by Sybron International. There will be no preferred stock outstanding, but a series of preferred stock will be designated and reserved for issuance in connection with the stockholder rights plan described under "Preferred Stock Purchase Rights" below. All shares of SDS common stock issued in the Distribution will be validly issued, fully paid and nonassessable.

COMMON STOCK

     Voting Rights. Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by stockholders. Holders of shares of common stock are not entitled to cumulate their votes in the election of directors. Directors are elected by a plurality of the votes cast. Generally, unless a different vote is required by the certificate of incorporation, the bylaws or Delaware law, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of then outstanding preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to SDS's certificate of incorporation must be approved by the affirmative vote of a majority of the outstanding shares of common stock, except that amendments of certain provisions of the certificate of incorporation and any amendments to the bylaws by the stockholders require a two-thirds vote, as described below.

     Dividends. Holders of common stock will share ratably in any dividend declared by the board of directors with respect to the common stock, subject to any preferential rights of any outstanding preferred stock.

     Liquidation and Dissolution. If SDS is liquidated or dissolved, the holders of the common stock will be entitled to share in the assets of SDS available for distribution to stockholders in proportion to the amount of common stock they own. The amount available for common stockholders is calculated after payment of liabilities. Holders of any preferred stock will receive their preferential share of the assets of SDS before the holders of the common stock receive any assets.

     Other Rights.  Holders of the common stock have no right to:

     - convert the stock into any other security;

     - have the stock redeemed; or

     - purchase additional stock or maintain their proportionate ownership interest.

     Transfer Agent and Registrar. EquiServe Trust Company, N.A., is the transfer agent and registrar for the common stock.

PREFERRED STOCK

     Our board of directors is authorized to issue preferred stock from time to time in one or more classes or series and with such voting powers, if any, designations and preferences for each class or series as are stated in the resolutions providing for the designation and issuance of each class or series adopted by the board. Our certificate of incorporation authorizes the board of directors to determine, among other things, the voting (if any), dividend, redemption, conversion and liquidation powers, rights and preferences and the limitations thereon applicable to each class or series. The board of directors, without stockholder approval, may issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock. The ability of the board of directors to issue preferred stock without stockholder approval could also have the effect of delaying, deferring or preventing a change in control of SDS or the removal of existing management. SDS has no present plans to issue any shares of preferred stock, but will designate and reserve for issuance an appropriate number of shares of Series A preferred stock in connection with the stockholder rights plan described below.

PREFERRED STOCK PURCHASE RIGHTS

     Under Delaware law, a corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes, unless prohibited by its certificate of incorporation. The terms of these shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors.

     The Rights. Prior to the Distribution, SDS expects that its board of directors will adopt a rights agreement between SDS and EquiServe Trust Company, N.A., as rights agent. If the rights agreement is adopted, the board will cause SDS to issue one preferred stock purchase right with each share of SDS common stock issued in the Distribution. Each right will entitle the registered holder to purchase from SDS one one-hundredth of a share of Series A preferred stock
for $          , but this amount may be adjusted in some circumstances. The terms of the rights are set forth in the rights agreement.

     As with most stockholder rights agreements, the terms of our rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of our common stock and to exercisability of the rights. This summary may not contain all of the information that is important to you. Accordingly, if you want more complete information, you should read the form of rights agreement that is filed as an exhibit to the registration statement of which this Information Statement is a part.

     Initially, the rights will be attached to certificates representing SDS common stock issued in the Distribution and shares issued after the Distribution, and no separate certificates representing the rights will be distributed. The rights will separate from the common stock and be represented by separate certificates approximately 10 business days after someone acquires or commences a tender offer for [15%] or more of the outstanding common stock.

     After the rights separate from the common stock, certificates representing the rights will be mailed to record holders of the common stock. Once distributed, the rights certificates alone will represent the rights.

     All shares of common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The
rights will expire on             , 2010, unless earlier redeemed or exchanged
by SDS.

     The Series A Preferred Stock. Because of the nature of the dividend, liquidation and voting rights of the Series A preferred stock, the value of one one-hundredth interest in a share of Series A preferred stock purchasable upon exercise of each right should approximate the value of one share of SDS common stock. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1 per share and an aggregate dividend of 100 times the dividend declared per share of SDS common stock. If there is a liquidation of SDS, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share. Each preferred share will have 100 votes and will vote together with the SDS common stock, except as otherwise provided in the rights agreement or by law. If there is any merger, consolidation or other transaction in which shares of SDS common stock are exchanged, each preferred share will be entitled to receive 100 times the amount received per share of SDS common stock. These rights are protected by customary anti-dilution provisions.

     Triggering Events. If an acquiror obtains or has the right to obtain [15%] or more of the outstanding shares of SDS common stock, except in connection with an offer which our board of directors has determined to be at a price that is fair and not inadequate and otherwise in the best interests of SDS and its stockholders, then each right will entitle the holder to purchase a number of
shares of SDS common stock with a then current market value of $          for
$          , unless this amount is adjusted (in other words, having a value equal to two times the exercise price of the right).

     Each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value of twice the exercise price of the right if an acquiror obtains [15%] or more of the outstanding SDS common stock, and any of the following occurs:

     - SDS merges into another entity;

     - an acquiring entity merges into SDS; or

     - SDS sells more than 50% of its assets or earning power.

     Under our rights agreement, any rights that are or were owned by an acquiror of more than [15%] of our outstanding common stock will be null and void.

     After an acquiror obtains [15%] or more, but less than 50%, of our outstanding common stock, our board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for common shares or preferred shares. If our board exercises this option, the exchange ratio is one common share or one one-hundredth of a preferred share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

     Redemption Provisions. Our board of directors, may at its option, redeem all of the outstanding rights prior to 10 business days following the time that an acquiror obtains [15%] or more of our outstanding common stock. The redemption price is $.01 per right, but this amount may be adjusted under some circumstances. The right to exercise the rights will terminate when our board of directors orders the redemption of the rights, and then the only right of the holders of the rights will be to receive the redemption price.

     Other Matters. Holders of rights will have no rights as stockholders of SDS, including the right to vote or receive dividends, simply by virtue of holding the rights.

     The rights agreement may be amended by the board of directors without the approval of the holders of the rights prior to the date the rights separate from the common stock. However, after that date, the rights agreement may not be amended in any manner which would adversely affect the interests of the holders of the rights, excluding the interest of any acquiror. In addition, no amendment may be made at a time when the rights are not redeemable.

     The rights may have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire SDS. The rights, however, should not affect any potential acquiror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interests of SDS and its stockholders. The rights should not interfere with any merger or other business combination approved by our board since our board may, at its option, at any time until 10 business days following the date a stockholder acquires [15%] or more of our common stock, redeem all the rights. In addition, the rights should not interfere with a proxy contest.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS THAT MAY HAVE ANTI-TAKEOVER EFFECTS

     Our restated certificate of incorporation (or charter) and bylaws contain provisions that could make it more difficult to acquire SDS by means of a tender offer, proxy contest or otherwise. The description set forth below is intended as a summary only. For complete information you should read the forms of the restated certificate of incorporation and the bylaws that are filed as exhibits to the registration statement of which this Information Statement is a part.

     Classified Board of Directors; Number of Directors. Our restated certificate of incorporation divides the board into three classes. Each class is to consist as nearly as possible of one-third of the directors. Each director serves for a term of three years and until his or her successor is elected and qualified. Under the restated certificate of incorporation, the number of directors constituting the entire board will be fixed from time to time by the board of directors, but the number cannot be less than six or more than nine (plus such number of directors, if any, as may be elected pursuant to the terms of any preferred stock that may be outstanding).

     Removal of Directors by Stockholders; Filling Vacancies. Delaware law provides that members of a classified board of directors may only be removed for cause, by a vote of the holders of a majority of the outstanding shares entitled to vote at an election of directors. The board of directors, acting by a majority vote of the directors then in office, may fill any newly created directorships or vacancies on the board of directors.

     No Stockholder Action by Written Consent; Special Meetings. Our restated certificate of incorporation provides that stockholders of SDS may not act by written consent and may only act at duly called meetings of stockholders. Our restated certificate of incorporation and bylaws provide that special meetings of stockholders may be called only by a majority of the board of directors or by the chairman of the board of directors.

     Amendment of Bylaws. Our restated certificate of incorporation provides that the board of directors is authorized to amend our bylaws, subject to the right of the stockholders to amend them, but requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock for stockholders to amend the bylaws.

     Stockholder Vote Required to Amend Certain Provisions of the Certificate of Incorporation. SDS's restated certificate of incorporation provides that the affirmative vote of at least two-thirds of the outstanding shares of common stock is required to amend the provisions of the certificate of incorporation referred to above relating to:

     - the number and classification of directors;

     - the prohibition of stockholder action without a meeting and the call of special meetings; and

     - the amendment of the bylaws; and

the provision containing these super-majority voting requirements.

     Advance Notice Requirements for Stockholder Proposals and Director Nominees. Our bylaws establish an advance notice procedure with regard to business proposed to be submitted by a stockholder at any annual or special meeting of stockholders of SDS, including the nomination of candidates for election as directors. The procedure provides that a notice of proposed stockholder business must be timely given in writing to the corporate secretary of SDS prior to the meeting. To be timely, notice relating to an annual meeting must be received at the principal executive offices of SDS not less than 60 days nor more than 90 days before the first anniversary of the prior year's annual
meeting (or by             , 20  in connection with the 2001 annual meeting).

     Notice to SDS from a stockholder who proposes to nominate a person at a meeting for election as a director must contain all information relating to the person that is required to be disclosed in solicitations of proxies for election of directors, or as otherwise required, under the SEC's proxy rules, and must include the person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

     The chairman of a meeting of stockholders may determine that a person is not nominated in accordance with the nomination procedure, in which case the person's nomination will be disregarded. If the chairman of a meeting of stockholders determines that other business was not properly brought before the meeting in accordance with the bylaw procedures, that business will not be conducted at the meeting. Nothing in the nomination procedure or the business procedure will preclude discussion by any stockholder of any nomination or business properly made or brought before the annual or any other meeting in accordance with the applicable procedures.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     SDS is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to specified exceptions, the corporation shall not engage in any "business combination" (as defined in Section 203) with any "interested stockholder" for a three-year period following the time that the stockholder becomes an interested stockholder unless:

     - prior to that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding some shares); or

     - at or subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding stock which is not owned by the interested stockholder.

     Except as specified in Section 203, an "interested stockholder" is generally defined as:

     - any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within the three-year period immediately prior to the relevant date; and

     - the affiliates and associates of any such person.

     Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

            LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

LIMITATIONS ON LIABILITY OF DIRECTORS

     Our restated certificate of incorporation provides that no director of SDS shall be personally liable to SDS or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exemption from liability or limitation of liability is not permitted under the Delaware General Corporation Law, as now in effect or as amended in the future.

     As presently in effect, the Delaware General Corporation Law does not eliminate or limit the liability of any director:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for unlawful payments of dividends, unlawful stock purchases or redemptions; or

     - for any transaction from which the director derived an improper personal benefit.

     If the Delaware General Corporation Law is amended in the future to authorize the further elimination or limitation of director liability, the liability of directors will be limited or eliminated in accordance with those changes. Any repeal or modification of the director liability provisions of our charter will not have any effect on a director's liability with respect to acts or omissions occurring prior to the repeal or modification.

INDEMNIFICATION AND INSURANCE

     Delaware Law. SDS is incorporated under the laws of the State of Delaware.
Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that the person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request or such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, provided the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal.

     A Delaware corporation may indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that the person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, provided the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation.

     To the extent that a present or former director or officer has been successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which the officer or director has actually and reasonably incurred.

     Section 145 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against the person and incurred by the person in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

     Certificate of Incorporation. In our restated certificate of incorporation, we have agreed to indemnify our directors and officers to the fullest extent authorized or permitted by the Delaware General Corporation Law, as now in effect or as in effect at a future date. Any repeal or modification of the director and officer indemnification provisions of our charter will not have any effect on directors' or officers' rights to indemnification with respect to acts or omissions occurring prior to the repeal or modification.

     Bylaws; Other Provisions for Indemnification. Our bylaws contain provisions that generally parallel the indemnification provisions of the Delaware General Corporation Law and cover certain procedural matters not dealt with in the Delaware General Corporation Law. Furthermore, certain of our officers or directors are also officers or directors of subsidiaries of SDS and, as a result, such officers or directors may be entitled to indemnification pursuant to provisions of such subsidiaries' governing corporate laws, articles of incorporation and bylaws. SDS also expects to enter into indemnification agreements with each of its directors and executive officers which will provide certain contractual indemnity rights to those individuals.

     Insurance. The directors and officers of SDS will be covered by directors' and officers' insurance policies maintained by SDS.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     SDS anticipates that KPMG LLP will be its independent auditors following the Distribution. KPMG has audited the financial statements of Sybron International since 1987.

                 2001 ANNUAL MEETING AND STOCKHOLDER PROPOSALS

     SDS's bylaws provide that stockholders desiring to nominate candidates for directors or to present a proposal or bring other business before an SDS stockholders' meeting must give advance written notice not less than 60 nor more than 90 days before the first anniversary of the prior year's annual meeting (or
by           , 20  , in connection with the 2001 annual meeting). In each case, the notice must be given to the corporate secretary of SDS at SDS's principal executive offices, 1717 West Collins Avenue, Orange, California 92867. The 2001
annual meeting of SDS stockholders is expected to be held on             , 2001.
To be considered timely, notice of any stockholder nomination or proposal must
be received no earlier than           , 20  and no later than           , 20  .
To be considered for inclusion in SDS's proxy statement and form of proxy for that meeting, any proposal must also comply in all respects with the rules and regulations of the SEC.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock (and associated preferred stock purchase rights) that Sybron International shareholders will receive in the Distribution. This Information Statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us and the Distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this Information Statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by the relevant reference.

     After the Distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet at the SEC's website at You may read and copy any filed document at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

     We maintain an Internet site at http://www.sybrondental.com. Our website and the information contained on that site, or connected to that site, is not incorporated into this Information Statement or the registration statement.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Independent Auditors' Report................................    F-2
Combined Balance Sheets as of September 30, 1998 and 1999
  and June 30, 2000 (unaudited).............................    F-3
Combined Statements of Income for the years ended September
  30, 1997, 1998 and 1999 and the nine months ended June 30,
  1999 and 2000 (unaudited).................................    F-4
Combined Statements of Stockholder's Equity for the years
  ended September 30, 1997, 1998 and 1999 and the nine
  months ended June 30, 2000 (unaudited)....................    F-5
Combined Statements of Cash Flows for the years ended
  September 30, 1997, 1998 and 1999 and the nine months
  ended June 30, 1999 and 2000 (unaudited)..................    F-6
Notes to Combined Financial Statements......................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Sybron International Corporation:

     We have audited the accompanying combined balance sheets of Sybron Dental Specialties, Inc. and affiliates as of September 30, 1998 and 1999, and the related combined statements of income, stockholder's equity, and cash flows for each of the years in the three-year period ended September 30, 1999. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Sybron Dental Specialties, Inc. and affiliates as of September 30, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1999, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

                                          KPMG LLP

Milwaukee, Wisconsin
July 20, 2000, except as to
note 1(q), which is
as of October 4, 2000

                 SYBRON DENTAL SPECIALTIES, INC. AND AFFILIATES
                            COMBINED BALANCE SHEETS
                 SEPTEMBER 30, 1998 AND 1999 AND JUNE 30, 2000
                                 (IN THOUSANDS)

                                                                   SEPTEMBER 30,
                                                                --------------------     JUNE 30,
                                                                  1998        1999         2000
                                                                --------    --------    -----------
                                                                                        (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $  9,282    $  6,090     $  5,672
  Accounts receivable (less allowance for doubtful
     receivables of $3,614, $2,578 and $2,457 in 1998, 1999
     and 2000, respectively) (note 2).......................      83,069      84,210       75,451
  Inventories (note 3)......................................      74,476      79,574       84,128
  Deferred income taxes (note 4)............................       7,218       5,014        4,638
  Prepaid expenses and other current assets.................       8,401       6,336        8,999
                                                                --------    --------     --------
          Total current assets..............................     182,446     181,224      178,888
                                                                --------    --------     --------
Advances and loans to Sybron International (note 13)........      29,088      56,777      112,951
Property, plant and equipment, net (notes 5 and 7)..........      54,421      57,488       52,518
Intangible assets (note 6)..................................     198,607     207,606      221,277
Deferred income taxes (note 4)..............................       5,528       5,956        5,200
Other assets................................................       6,197       6,263        6,359
                                                                --------    --------     --------
          Total assets......................................    $476,287    $515,314     $577,193
                                                                ========    ========     ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable..........................................    $ 11,855    $ 13,122     $  8,751
  Current portion of long-term debt (notes 7 and 8).........      15,520       1,571          634
  Income taxes payable (note 4).............................       4,029       3,918        4,217
  Income taxes payable to Sybron International..............      11,200       1,200           --
  Accrued payroll and employee benefits (note 10)...........      14,284      13,412       13,830
  Restructuring reserve (note 11)...........................       5,037       1,345          912
  Deferred income taxes (note 4)............................       1,988       2,534        3,342
  Other current liabilities (notes 11 and 13)...............      11,238      13,445        8,070
                                                                --------    --------     --------
          Total current liabilities.........................      75,151      50,547       39,756
                                                                --------    --------     --------
Long-term debt (notes 7 and 8)..............................     248,175     283,447      308,937
Deferred income taxes (note 4)..............................      11,326      14,639       14,525
Other liabilities (note 10).................................      12,127      11,086        8,563
Commitments and contingent liabilities (notes 8, 10 and 12)
  Stockholder's equity......................................     129,508     155,595      205,412
                                                                --------    --------     --------
Total liabilities and stockholder's equity..................    $476,287    $515,314     $577,193
                                                                ========    ========     ========

            See accompanying notes to combined financial statements.

                 SYBRON DENTAL SPECIALTIES, INC. AND AFFILIATES

                         COMBINED STATEMENTS OF INCOME
           FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999 AND
                  THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000
                                 (IN THOUSANDS)

                                                       SEPTEMBER 30,                    JUNE 30,
                                              --------------------------------    --------------------
                                                1997        1998        1999        1999        2000
                                              --------    --------    --------    --------    --------
                                                                                      (UNAUDITED)
Net sales.................................    $358,697    $366,886    $388,176    $285,056    $306,665
Cost of sales:
  Cost of product sold....................     151,740     150,848     162,448     118,135     128,133
  Restructuring charge (note 11)..........          --       4,629          --          --          --
  Depreciation of purchase accounting
     adjustments..........................       1,102         108         108          80          80
                                              --------    --------    --------    --------    --------
Total cost of sales.......................     152,842     155,585     162,556     118,215     128,213
                                              --------    --------    --------    --------    --------
Gross profit..............................     205,855     211,301     225,620     166,841     178,452
                                              --------    --------    --------    --------    --------
Selling, general and administrative
  expenses................................     115,536     116,719     118,193      89,393      92,542
Sybron International charges (note 13)....       3,617       3,620       4,228       3,104       2,936
Merger, transaction and integration
  expenses (note 11)......................          --      10,507       2,569       2,569          --
Restructuring charge (note 11)............          --       9,188      (1,177)     (1,177)         --
Depreciation and amortization of purchase
  accounting adjustments..................       6,648       6,731       7,501       5,305       6,260
                                              --------    --------    --------    --------    --------
Total selling, general and administrative
  expenses................................     125,801     146,765     131,314      99,194     101,738
                                              --------    --------    --------    --------    --------
Operating income..........................      80,054      64,536      94,306      67,647      76,714
                                              --------    --------    --------    --------    --------
Other income (expense):
  Interest expense (notes 7 and 10).......     (19,392)    (20,195)    (17,074)    (14,767)    (18,800)
  Interest income -- Sybron International
     (note 13)............................       1,642       1,498       1,151         933         564
  Amortization of deferred financing fees
     (note 7).............................        (101)       (101)       (154)        (98)       (210)
  Other, net..............................         249         444         (85)       (515)        240
                                              --------    --------    --------    --------    --------
Income before income taxes and
  extraordinary item......................      62,452      46,182      78,144      53,200      58,508
Income taxes (note 4).....................      25,388      18,686      30,850      20,983      23,635
Income before extraordinary item..........      37,064      27,496      47,294      32,217      34,873
Extraordinary item:
  Write-off of unamortized deferred
     financing fees (net of income tax
     benefit of $165) (note 7)............        (269)         --          --          --          --
                                              --------    --------    --------    --------    --------
Net income................................    $ 36,795    $ 27,496    $ 47,294    $ 32,217    $ 34,873
                                              ========    ========    ========    ========    ========

            See accompanying notes to combined financial statements.

                 SYBRON DENTAL SPECIALTIES, INC. AND AFFILIATES

                  COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY
                  FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1998
                AND 1999 AND THE NINE MONTHS ENDED JUNE 30, 2000
                                 (IN THOUSANDS)

                                                                              ACCUMULATED
                                                                                 OTHER
                                                                             COMPREHENSIVE        TOTAL
                                                     CAPITAL     RETAINED       INCOME        STOCKHOLDER'S
                                                     ACCOUNTS    EARNINGS       (LOSS)           EQUITY
                                                     --------    --------    -------------    -------------
Balance at September 30, 1996....................    $123,754    $49,719        $ 1,930         $175,403
Comprehensive income:
  Net income.....................................          --     36,795             --           36,795
  Translation adjustment.........................          --         --         (4,353)          (4,353)
  Minimum pension liability adjustment...........          --         --         (1,542)          (1,542)
                                                     --------    -------        -------         --------
Total comprehensive income.......................          --     36,795         (5,895)          30,900
Capital contribution from Sybron International...      12,520         --             --           12,520
Dividends paid to Sybron International...........     (27,509)   (80,880)            --         (108,389)
Dividends paid by "A" Company prior to the
  merger.........................................          --       (845)            --             (845)
Dividends paid by Pinnacle Products of Wisconsin,
  Inc. prior to the merger.......................          --     (4,789)            --           (4,789)
                                                     --------    -------        -------         --------
Balance at September 30, 1997....................     108,765         --         (3,965)         104,800
Comprehensive income:
  Net income.....................................          --     27,496             --           27,496
  Translation adjustment.........................          --         --            469              469
  Minimum pension liability adjustment...........          --         --           (139)            (139)
                                                     --------    -------        -------         --------
Total comprehensive income.......................          --     27,496            330           27,826
Capital contribution from Sybron International...      49,268         --             --           49,268
Dividends paid to Sybron International...........     (24,890)   (22,335)            --          (47,225)
Dividends paid by "A" Company prior to the
  Merger.........................................          --       (479)            --             (479)
Dividends paid by Pinnacle Products of Wisconsin,
  Inc. prior to the merger.......................          --     (4,682)            --           (4,682)
                                                     --------    -------        -------         --------
Balance at September 30, 1998....................     133,143         --         (3,635)         129,508
Comprehensive income:
  Net income.....................................          --     47,294             --           47,294
  Translation adjustment.........................          --         --         (2,615)          (2,615)
  Minimum pension liability adjustment...........          --         --          1,681            1,681
                                                     --------    -------        -------         --------
Total comprehensive income.......................          --     47,294           (934)          46,360
Capital contribution from Sybron International...      16,210         --             --           16,210
Dividends paid to Sybron International...........          --    (36,483)            --          (36,483)
                                                     --------    -------        -------         --------
Balance at September 30, 1999....................     149,353     10,811         (4,569)         155,595
Comprehensive income:
  Net income (unaudited).........................          --     34,873             --           34,873
  Translation adjustment (unaudited).............          --         --         (5,015)          (5,015)
                                                     --------    -------        -------         --------
Total comprehensive income (unaudited)...........          --     34,873         (5,015)          29,858
Capital contribution from Sybron International
  (unaudited)....................................      20,398         --             --           20,398
Dividends paid to Sybron International
  (unaudited)....................................          --       (439)            --             (439)
                                                     --------    -------        -------         --------
Balance at June 30, 2000 (unaudited).............    $169,751    $45,245        $(9,584)        $205,412
                                                     ========    =======        =======         ========

            See accompanying notes to combined financial statements.

                 SYBRON DENTAL SPECIALTIES, INC. AND AFFILIATES
                       COMBINED STATEMENTS OF CASH FLOWS
           FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999 AND
                  THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000
                                 (IN THOUSANDS)

                                                                         SEPTEMBER 30,                  JUNE 30,
                                                               ---------------------------------   -------------------
                                                                 1997        1998        1999        1999       2000
                                                                 ----        ----        ----        ----       ----
                                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income................................................   $  36,795   $  27,496   $  47,294   $ 32,217   $ 34,873
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation............................................       9,378       9,760       9,804      9,151      7,505
    Amortization............................................       6,798       6,843       7,662      5,372      6,458
    Loss (gain) on sales of property, plant and equipment...         214         987         (19)         8       (206)
    Provision for losses on doubtful receivables............         798       1,878         819         (9)       637
    Inventory provisions....................................         606         (40)      4,427      1,606      2,242
    Deferred income taxes...................................      (2,966)     (1,366)      5,635      3,227      1,826
    Extraordinary item......................................         269          --          --         --         --
    Changes in assets and liabilities, net of effects of
      businesses acquired:
      (Increase) decrease in accounts receivable............     (11,972)     (5,516)        (59)     6,013      8,923
      (Increase) decrease in inventories....................      (4,570)      1,537      (1,950)    (3,230)    (5,692)
      (Increase) decrease in prepaid expenses and other
        current assets......................................      (7,515)      2,363       2,020         81     (2,661)
      Increase (decrease) in accounts payable...............          91       2,559       1,266     (3,050)    (4,370)
      Increase (decrease) in income taxes payable...........       9,817       7,717      (9,378)     2,480        950
      Increase (decrease) in other current liabilities......      (2,984)      7,065      (2,125)    (6,377)    (7,788)
      Increase (decrease) in accrued payroll and employee
        benefits............................................         139       1,628        (664)    (2,341)       474
      Increase (decrease) in restructuring reserve..........          --       5,100      (3,800)    (2,017)      (416)
      Net change in other assets and liabilities............      (2,751)     (2,670)     (9,585)    (8,895)    (1,220)
                                                               ---------   ---------   ---------   --------   --------
      Net cash provided by operating activities.............      32,147      65,341      51,347     34,236     41,535
Cash flows from investing activities:
  Capital expenditures......................................     (12,582)     (9,581)    (13,020)    (4,540)    (6,046)
  Proceeds from sales of property, plant and equipment......         258          --         214        141        583
  Net payments for businesses acquired......................     (12,673)    (50,248)    (15,538)    (2,867)   (20,397)
                                                               ---------   ---------   ---------   --------   --------
    Net cash used in investing activities...................     (24,997)    (59,829)    (28,344)    (7,266)   (25,860)
Cash flows from financing activities:
  Proceeds from revolving credit facility...................     154,560     194,640     234,040    169,100    167,046
  Principal payments on revolving credit facility...........     (98,200)   (162,640)   (299,320)  (131,140)  (138,966)
  Proceeds from long-term debt..............................      20,876          --     120,000    (34,574)        --
  Principal payments on long-term debt......................     (14,396)    (49,572)    (33,028)        --       (200)
  Dividends paid to Sybron International....................    (108,389)    (47,225)    (36,483)        --       (439)
  Capital contributions from Sybron International...........      12,520      49,268      16,210      2,867     20,398
  Net change in advances and loans to Sybron
    International...........................................      28,961      26,088     (27,689)   (37,734)   (56,174)
  Dividends paid by pooled companies........................      (5,634)     (5,161)         --         --         --
  Other.....................................................       1,967          --        (369)    (1,091)    (3,327)
                                                               ---------   ---------   ---------   --------   --------
      Net cash provided by (used in) financing activities...      (7,735)      5,398     (26,639)   (32,572)   (11,662)
Effect of exchange rate changes on cash and cash
  equivalents...............................................      (1,841)     (3,877)        444       (388)    (4,431)
Net increase (decrease) in cash and cash equivalents........      (2,426)      7,033      (3,192)    (5,990)      (418)
Cash and cash equivalents at beginning of period............       4,675       2,249       9,282      9,282      6,090
                                                               ---------   ---------   ---------   --------   --------
Cash and cash equivalents at end of period..................   $   2,249   $   9,282   $   6,090   $  3,292   $  5,672
                                                               =========   =========   =========   ========   ========
Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Interest paid to unaffiliated third parties...............   $  21,240   $  21,449   $  16,957   $ 14,681   $ 18,358
                                                               =========   =========   =========   ========   ========
  Interest received from Sybron International...............   $   1,642   $   1,498   $   1,151   $    933   $    564
                                                               =========   =========   =========   ========   ========
  Income taxes..............................................   $  28,914   $  14,783   $  32,906   $ 18,503   $ 24,536
                                                               =========   =========   =========   ========   ========
Capital lease obligations incurred..........................   $     671   $     265   $      --   $     --   $     --
                                                               =========   =========   =========   ========   ========

            See accompanying notes to combined financial statements.

                 SYBRON DENTAL SPECIALTIES, INC. AND AFFILIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     On April 24, 2000, Sybron International Corporation announced its intention to spin off its dental group as a separate publicly traded company by way of a pro rata distribution of Sybron Dental Specialties, Inc. stock to Sybron International Corporation shareholders. Subsequently, it was determined to effect the spin-off by way of a pro rata distribution of the stock of a newly organized corporation which owns all of the stock of Sybron Dental Specialties, Inc. In connection with the spin-off, the existing Sybron Dental Specialties, Inc. will be renamed Sybron Dental Management, Inc. and the spun-off company will be named Sybron Dental Specialties, Inc. These combined financial statements relate to the existing Sybron Dental Specialties, Inc. and its affiliates.

     The spin-off is subject to a number of conditions, including (i) receipt by Sybron International Corporation of a favorable ruling from the Internal Revenue Service concerning the tax-free nature of the distribution, (ii) effectiveness of a registration statement registering the stock of SDS (as defined below) under the Securities Exchange Act of 1934, including an information statement that would be sent to Sybron International Corporation's shareholders in connection with the distribution, (iii) appropriate stock market conditions for the distribution, and (iv) approval by Sybron International Corporation's Board of Directors of the final terms of the distribution, including, without limitation, the formal declaration of a dividend to Sybron International Corporation's shareholders and other specific actions necessary for the distribution.

     SDS has presented in these financial statements its assets and liabilities at the same amounts, the historical cost, that those assets were presented in the consolidated financial statements of Sybron International Corporation. At the date of the spin-off, SDS will present its assets and liabilities at the same amount, the historical cost, recorded by Sybron International.

     The affiliates of Sybron Dental Specialties, Inc. are leading manufacturers of value-added products for the Professional Dental, Orthodontics, and Infection Control markets in the United States and abroad. (see note 15)

     (a) Principles of Combination and Fiscal Year End

     The combined financial statements reflect the operations of Sybron Dental Specialties, Inc., which is comprised of wholly owned subsidiaries of Sybron International Corporation ("Parent"). Sybron Dental Specialties, Inc. consists of Sybron Dental Specialties, Inc., its wholly owned subsidiaries, and certain other affiliated companies owned by Parent but directly managed by Sybron Dental Specialties, Inc. The term "Company" or "SDS" as used herein refers to the operations of Sybron Dental Specialties, Inc. and its affiliates, unless the context otherwise requires. The term "Sybron International" as used herein refers to Sybron International Corporation and its subsidiaries, including SDS, unless the context otherwise requires. All significant intercompany balances and transactions have been eliminated. The Company's fiscal year ends on September
30. The fiscal years ended September 30, 1997, 1998 and 1999 are hereinafter referred to as "1997", "1998" and "1999", respectively. In October 1998, Pinnacle Products of Wisconsin, Inc. ("Pinnacle") merged with a subsidiary of Sybron International formed for that purpose (the "Pinnacle Merger"). The Pinnacle Merger was accounted for as a pooling of interests. All financial statements and accompanying notes have been restated to reflect the Pinnacle Merger.

     (b) Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include investments in debt obligations with original maturities of three months or less.

     (c) Inventories

     Inventories are stated at the lower of cost or market. Certain domestic inventories of approximately $43,723 and $63,543 at September 30, 1998 and 1999, respectively, are valued on the last-in, first-out (LIFO) method. The remaining inventories are valued on the first-in, first-out (FIFO) method.

     (d) Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of depreciable assets (5 to 45 years for land improvements, buildings and building improvements, and 3 to 12 years for machinery and equipment) using the straight-line method. The Company assesses the recoverability of assets by comparing the carrying amount of an asset to future net cash flows expected to be generated by that asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair market value of the assets.

     (e) Intangible Assets

     Intangible assets are recorded at cost and are amortized, using the straight-line method, over their estimated useful lives. Excess costs over net asset values acquired (goodwill) are amortized over 10 to 40 years, proprietary technology, trademarks, and other intangibles are amortized over 7 to 20, 9 years, and 3 to 17 years, respectively. The Company assesses the recoverability of its goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future cash flows of the acquired businesses. If projected future cash flows indicate that unamortized goodwill will not be recovered, an adjustment would be made to reduce the net goodwill to an amount equal to projected future cash flows discounted at the Company's incremental borrowing rate. Cash flow projections are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. No adjustments to goodwill were made in 1997, 1998 and 1999.

     (f) Revenue Recognition

     The Company recognizes revenue upon shipment of products, when persuasive evidence of a sales arrangement exists, the price to the buyer is fixed and determinable and collectability of the sales price is reasonably assured. A large portion of the Company's sales of Professional Dental products is sold through distributors. Revenues associated with sales to distributors are also recognized upon shipment of products when all risks and rewards of ownership of the product are passed. The Company is not obligated to allow for returns.

     (g) Income Taxes

     The Company is included in the consolidated income tax return filed by its Parent. U.S. income tax payments, refunds, credits, provisions and deferred income tax components have been allocated to SDS in accordance with Parent's tax allocation policy. Such policy allocates income tax components included in the consolidated income tax return of Parent to SDS to the extent such components were generated by or related to SDS.

     Income taxes are accounted for under the asset and liability method wherein deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (h) Research and Development Costs

     Research and development costs are charged to selling, general and administrative expenses in the year they are incurred. Research and development costs for 1997, 1998 and 1999 were approximately $7,946, $7,313 and $9,425, respectively.

     (i) Foreign Currency Translation

     The functional currency for the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses, net of applicable deferred income taxes, resulting from such translations are included in stockholder's equity. Gains and losses resulting from foreign currency transactions are included in net income. Foreign currency transaction losses for 1997, 1998 and 1999 were approximately $5,054, $1,355 and $22, respectively.

     (j) Pensions

     The Company and its affiliates participate in various pension plans covering substantially all employees. U.S. and Canadian pension obligations are funded by payments to pension fund trustees. Other foreign pensions are funded as expenses are incurred. The Company's policy is generally to fund the minimum amount required under the Employee Retirement Income Security Act of 1974, as amended, for plans subject thereto.

     (k) Deferred Financing Fees

     Deferred financing fees are capitalized and amortized as a separate component of other income over the life of the related debt agreements.

     (l) Advertising Costs

     Advertising costs included in selling, general and administrative expenses are expensed as incurred and were $6,027, $5,423 and $3,903 in 1997, 1998 and 1999, respectively.

     (m) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (n) Derivative Financial Instruments

     Derivative financial instruments are used by the Company in the management of its foreign currency exposures.

     The Company, from time to time, enters into foreign exchange options relating to the anticipated cash flow in local currencies of certain foreign operations. These options allow the Company to exchange foreign currencies for U.S. dollars. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that eventual cash flows from foreign activities will be adversely affected by changes in exchange rates. The recognition of gains or losses on foreign currency option contracts entered into to hedge sales are recorded as "net sales". The Company had no foreign exchange option contracts at September 30, 1998 or 1999.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS 138"). Both statements are effective for financial statements for periods beginning after June 15, 2000. SFAS 133 and SFAS 138 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The Company intends to adopt SFAS 133 and SFAS 138 in the first quarter of fiscal year 2001. The Company has concluded that the adoption of SFAS 133 and SFAS 138 will have no material impact on the Company's financial position or results of its operations.

     (o) Environmental Expenditures

     Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed. The Company determines its liability on a site by site basis and records a liability at the time when the liability is probable and can be reasonably estimated. The estimated liability is not reduced for possible recoveries from insurance carriers.

     (p) Interim Financial Statements

     In the opinion of management, all adjustments which are necessary for a fair statement of the results for the interim periods presented have been included. All such adjustments were of a normal recurring nature. The results of the nine month period ended June 30, 2000 are not necessarily indicative of the results to be expected for the full year.

     (q) Corrections and Reclassifications

     These financial statements contain corrections and reclassifications associated with income tax expense, advances and loans to Sybron International, income taxes payable to Sybron International and stockholder's equity. An error was made in the method used to allocate the Sybron International consolidated tax provision to SDS in the previously filed financial statements for the years ended September 30, 1997, 1998 and 1999 and the six-months ended March 31, 1999 and 2000. As a result, the effect on both income before extraordinary item and net income in 1997, 1998, and 1999 was a reduction of $1,883, $1,535 and $2,480, respectively. The six-month periods ended March 31, 1999 and 2000 have been replaced by the nine month periods ended June 30, 1999 and 2000 and, as such, adjustments have been reflected in the updated periods.

     The Company reclassified (i) "income taxes payable to Sybron International" from "income taxes payable" of $11,200 and $1,200 in 1998 and 1999, respectively, (ii) from "stockholder's equity" to "advances and loans to Sybron International" in 1998 and 1999 of $8,388 and $5,336 and (iii) from "advances and loans to Sybron International" to "deferred taxes" in 1998 and 1999 of $2,493 and $2,464.

(2) BUSINESS AND CREDIT CONCENTRATIONS

     Certain of the Company's Professional Dental products are sold through major distributors, none of which has exceeded 10% of the Company's combined net sales in 1997, 1998 or 1999. Accounts receivable from these distributors were less than 10% of the outstanding combined accounts receivable balances at September 30, 1998 or 1999. (see note 15)

(3) INVENTORIES

     Inventories at September 30, 1998, 1999 and June 30, 2000 consist of the following:

                                                        SEPTEMBER 30,        JUNE 30,
                                                      ------------------    -----------
                                                       1998       1999         2000
                                                       ----       ----         ----
                                                                            (UNAUDITED)
Raw materials and supplies........................    $21,182    $23,036      $38,841
Work in process...................................     12,734     11,107        9,893
Finished goods....................................     43,840     46,597       37,696
Excess and obsolescence reserves..................     (4,424)    (3,211)      (3,903)
LIFO reserve......................................      1,144      2,045        1,601
                                                      -------    -------      -------
                                                      $74,476    $79,574      $84,128
                                                      =======    =======      =======

(4) INCOME TAXES

     Total income tax expense (benefit) for the years ended September 30, 1997, 1998 and 1999 is allocated as follows:

                                                        1997       1998       1999
                                                        ----       ----       ----
Income from continuing operations..................    $25,388    $18,686    $30,850
Extraordinary item.................................       (165)        --         --
                                                       -------    -------    -------
                                                       $25,223    $18,686    $30,850
                                                       =======    =======    =======

     Income tax expense (benefit) attributable to income from continuing operations consists of:

                                                       CURRENT    DEFERRED     TOTAL
                                                       -------    --------     -----
Year ended September 30, 1997:
  U.S., state and local............................    $19,569    $(1,763)    $17,806
  Foreign..........................................      7,534         48       7,582
                                                       -------    -------     -------
                                                       $27,103    $(1,715)    $25,388
                                                       =======    =======     =======
Year ended September 30, 1998:
  U.S., state and local............................    $10,046    $(1,367)    $ 8,679
  Foreign..........................................     10,069        (62)     10,007
                                                       -------    -------     -------
                                                       $20,115    $(1,429)    $18,686
                                                       =======    =======     =======
Year ended September 30, 1999:
  U.S., state and local............................    $14,768    $ 5,636     $20,404
  Foreign..........................................     10,564       (118)     10,446
                                                       -------    -------     -------
                                                       $25,332    $ 5,518     $30,850
                                                       =======    =======     =======

     The domestic and foreign components of income from continuing operations before income taxes and extraordinary item are as follows:

                                                        1997       1998       1999
                                                        ----       ----       ----
United States......................................    $47,296    $21,823    $53,904
Foreign............................................     15,156     24,359     24,240
                                                       -------    -------    -------
Income before income taxes and extraordinary
  item.............................................    $62,452    $46,182    $78,144
                                                       =======    =======    =======

     Income tax expense attributable to income from continuing operations differed from the amounts computed by applying the U.S. Federal income tax rate of 35 percent to income from continuing operations before income taxes and extraordinary item in 1997, 1998 and 1999 as a result of the following:

                                                        1997       1998       1999
                                                        ----       ----       ----
Computed "expected" tax expense....................    $21,859    $16,163    $27,350
Increase (reduction) in income taxes resulting
  from:
Change in beginning of year valuation allowance for
  deferred tax assets allocated to income tax
  expense..........................................        679     (1,380)      (884)
Amortization of goodwill...........................      1,039      1,186      1,332
State and local income taxes, net of Federal income
  tax benefit......................................      3,152      2,463      3,050
Foreign income taxed at rates higher than U.S.
  Federal income...................................        928      2,769      2,098
Foreign tax credits utilized in excess of U.S. tax
  on foreign earnings..............................       (692)    (1,107)      (975)
Net foreign sales corporation benefit..............     (1,075)    (1,018)    (1,187)
Other, net.........................................       (502)      (390)        66
                                                       -------    -------    -------
                                                       $25,388    $18,686    $30,850
                                                       =======    =======    =======

     The significant components of deferred income tax benefit attributable to income from continuing operations for 1997, 1998 and 1999 are as follows:

                                                         1997       1998       1999
                                                         ----       ----       ----
Deferred tax (benefit) expense (exclusive of the
  effect of the other component listed below).......    $(2,394)   $   (49)   $6,402
Increase (decrease) in the valuation allowance for
  deferred tax assets...............................        679     (1,380)     (884)
                                                        -------    -------    ------
                                                        $(1,715)   $(1,429)   $5,518
                                                        =======    =======    ======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 1998 and 1999 are presented below.

                                                                1998       1999
                                                                ----       ----
Deferred tax assets:
Inventories................................................    $ 1,933    $ 2,066
Compensation...............................................        842      1,821
Sale/Leaseback.............................................      2,888      3,082
Foreign tax credit carryforwards...........................        421         --
Net operating loss carryforwards...........................      1,701      1,238
Warranty and other accruals................................      7,085      4,001
                                                               -------    -------
  Total gross deferred tax assets..........................     14,869     12,208
  Less valuation allowance.................................     (2,122)    (1,238)
                                                               -------    -------
  Net deferred tax assets..................................     12,746     10,970
                                                               -------    -------
Deferred tax liabilities:
Depreciation...............................................      1,771      5,283
Purchase accounting........................................      9,221      8,904
Other......................................................      2,322      2,986
                                                               -------    -------
  Total gross deferred tax liabilities.....................     13,314     17,173
                                                               -------    -------
  Net deferred tax liability...............................    $   568    $ 6,203
                                                               =======    =======

     The valuation allowance for deferred tax assets as of October 1, 1997 was $3,502. The net change in the total valuation allowance for the years ended September 30, 1998 and 1999 was a decrease of $1,380 and $884, respectively. The valuation allowance relates primarily to net operating loss carryforwards in certain foreign jurisdictions and U.S. states, in which there is a history of pre-tax accounting losses. Management is unable to conclude that there will be pre-tax accounting income in those jurisdictions in the near term. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

     At September 30, 1999, the Company has an aggregate of approximately $2,300 of foreign net operating loss carry forwards from certain foreign jurisdictions, the majority of which expire between 2002 and 2008.

     Accumulated earnings of foreign subsidiaries at September 30, 1997, 1998 and 1999 of approximately $19,000, $24,000, and $32,000, respectively, have been reinvested in the business and no provision for income taxes has been made for the repatriation of these earnings.

(5) PROPERTY, PLANT AND EQUIPMENT

     Major classifications of property, plant and equipment at September 30, 1998, 1999 and June 30, 2000 are as follows:

                                                      SEPTEMBER 30,
                                                   --------------------     JUNE 30,
                                                     1998        1999         2000
                                                     ----        ----       --------
                                                                           (UNAUDITED)
Land and land improvements.....................    $  1,631    $  1,809     $  1,809
Buildings and building improvements............      23,473      24,895       24,131
Machinery and equipment........................      78,626      83,019       84,928
Construction in progress.......................       5,435       8,998        8,112
                                                   --------    --------     --------
                                                    109,165     118,721      118,980
Less: Accumulated depreciation.................     (54,744)    (61,233)     (66,462)
                                                   --------    --------     --------
                                                   $ 54,421    $ 57,488     $ 52,518
                                                   ========    ========     ========

     Commitments for purchases of equipment were approximately $1,300 at September 30, 1999. Machinery and equipment includes capitalized leases, net of amortization, totaling $585 and $340 at September 30, 1998 and 1999, respectively. (see note 8)

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which specifies the accounting treatment provided for computer software costs depending upon the type of cost incurred. This statement was adopted by the Company effective October 1, 1999 with no material impact on the Company's financial position or results of its operations.

(6) INTANGIBLE ASSETS

     Intangible assets at September 30, 1998,1999 and June 30, 2000 are as follows:

                                                      SEPTEMBER 30,
                                                   --------------------     JUNE 30,
                                                     1998        1999         2000
                                                     ----        ----       --------
                                                                           (UNAUDITED)
Excess costs over net asset values acquired
  (goodwill)...................................    $214,872    $230,830     $248,542
Proprietary technology.........................      19,124       9,301        9,301
Trademarks.....................................      15,458      15,477       15,477
Other..........................................      15,940      15,932       18,344
                                                   --------    --------     --------
                                                    265,394     271,540      291,664
Less: Accumulated amortization.................     (66,787)    (63,934)     (70,387)
                                                   --------    --------     --------
                                                   $198,607    $207,606     $221,277
                                                   ========    ========     ========

     The increase in goodwill from 1998 to 1999 was primarily due to acquisitions accounted for as purchases. The decrease in proprietary technology was due to the write-off of fully amortized proprietary technology and the related accumulated amortization.

(7) LONG-TERM DEBT

     Certain affiliates of SDS are obligors under various credit agreements and the current credit agreement of Sybron International (the "Credit Agreement") described below. Sybron International has historically recorded a portion of debt outstanding under the Credit Agreement on the books of SDS. (see note 13) Amounts below represent the historical balances at SDS.

     Long-term debt at September 30, 1998, 1999 and June 30, 2000 consists of the following:

                                                      SEPTEMBER 30,
                                                   --------------------     JUNE 30,
                                                     1998        1999         2000
                                                     ----        ----       --------
                                                                           (UNAUDITED)
Term Loan Facility.............................    $102,500    $189,472     $189,272
Revolving Credit Facility......................     149,000      83,720      111,800
Sale/Leaseback Obligation......................       8,390       8,240        8,117
Capital leases and other (See Note 8)..........       3,805       3,586          382
                                                   --------    --------     --------
                                                    263,695     285,018      309,571
Less: Current portion of long-term debt........     (15,520)     (1,571)        (634)
                                                   --------    --------     --------
                                                   $248,175    $283,447     $308,937
                                                   ========    ========     ========

     TERM LOAN FACILITY: Under the Credit Agreement, borrowings under the term loans are collateralized by the capital stock of Sybron International's domestic subsidiaries and by 65% of the stock held by the domestic affiliates in their direct foreign affiliates. The term loans are due in various quarterly installments of principal and interest through July 31, 2004. Furthermore, additional reductions are required to be made from the proceeds of certain other specified borrowings and certain asset sales not in the ordinary course of business.

     Approximately $271,000 of Sybron International's term loan facility (tranche A) (the "Tranche A Term Loan Facility"), of which approximately $69,372 was historically recorded on the books of SDS and its affiliates at both September 30, 1999 and June 30, 2000, bears interest, at the option of Sybron International, equal to (a) the higher of (i) the rate from time to time publicly announced by Chase Manhattan Bank in New York City as its prime rate,
(ii) the federal funds rate plus 1/2%, and (iii) the base CD rate plus 1% or (b) the adjusted interbank offered rate for Eurodollar deposits plus 1/2% to 7/8% depending upon certain financial ratios. For the year ended September 30, 1999 and the nine months ended June 30, 2000 the average rates were 6.7% and 6.3%, respectively. Approximately $300,000 at September 30, 1999 and $299,500 at June 30, 2000 of the term loan facility (tranche B) (the "Tranche B Term Loan Facility"), of which $120,000 and $119,800 were allocated to SDS at September 30, 1999 and June 30, 2000, respectively, bears interest, at the option of Sybron International, equal to (a) the higher of (i) the rate from time to time publicly announced by Chase Manhattan Bank in New York City as its prime rate plus 1% to 1 1/4%, (ii) the federal funds rate plus 1 1/2% to 1 3/4%, and (iii) the base CD rate plus 2% to 2 1/4% depending upon certain financial ratios. For the year ended September 30, 1999 and the nine months ended June 30, 2000, the average rates were 7.7% and 8.0%, respectively.

     REVOLVING CREDIT FACILITY: The Credit Agreement also provides to Sybron International a Revolving Credit Facility of up to $600,000 (the "Revolving Credit Facility" and together with the Tranche A Term Loan Facility and the Tranche B Term Loan Facility, the "Credit Facilities"), of which Sybron International had approximately $281,100 and $377,000 outstanding at September 30, 1999 and June 30, 2000, respectively. The Revolving Credit Facility amounts recorded on the books of SDS at September 30, 1999 and June 30, 2000 were approximately $83,720 and $111,800, respectively. The Revolving Credit Facility also provides for the issuance of standby letters of credit and commercial letters of credit as required in the ordinary course of business. Borrowings under the Revolving Credit Facility generally bear interest on the same terms as those under Tranche A of the Term Loan Facility. In addition, Sybron International pays a commitment fee on the average unused portion of the Revolving Credit Facility ranging between .225% to .15% depending on certain financial ratios. Standby letters of credit outstanding were approximately $1,353, $1,297 and $1,232 at September 30, 1998 and 1999 and June 30, 2000,
respectively.

     The Credit Agreement contains numerous financial and operating covenants, including, among other things: restrictions on investments; requirements that Sybron International maintain certain financial ratios; restrictions on the ability of Sybron International and its subsidiaries to create or permit liens, or to pay dividends or make other restricted payments (as defined) in excess of $50,000 plus 50% of the consolidated net income of Sybron International for each fiscal quarter ending after June 30, 1995, less any dividends paid or other restricted payments made after June 22, 1994; and limitations on incurrence of additional indebtedness including interest rate swaps.

     All interest on the historical books of SDS under the Credit Facilities is at floating rates, primarily based on the Eurodollar Rates and, as such, SDS is exposed to fluctuation in Eurodollar Rates. SDS has not historically mitigated that risk through derivative instruments.

     SALE/LEASEBACK: On December 22, 1988, SDS completed the sale and leaseback (the "Sale/ Leaseback") of its then principal domestic manufacturing and office facilities with an unaffiliated third party. The transaction has been accounted for as a financing for financial statements purposes thus the facilities remain in property, plant and equipment. The transaction was a sale for income tax purposes. The financing obligation is being amortized over the initial 25-year lease term.

     The initial term of each lease is 25 years with five five-year renewal options. On the fifth anniversary of the leases and every five years thereafter (including renewal terms), the rent is increased by the percentage equal to 75% of the percentage increase in the Consumer Price Index over the preceding five years. The percentage increase to the rent in any five-year period will be capped at 15%. Beginning January 1, 1999 annual payments increased to $1,463. The next adjustment will occur January 1, 2004.

     The Company pays all costs of maintenance and repair, insurance, taxes and all other expenses associated with the properties. In addition, each of the leases is unconditionally guaranteed by Sybron International.

     Under the terms of the Sale/Leaseback, Sybron International is restricted as to the payment of dividends on its Common Stock. The Company has the option to purchase the facilities according to the terms of any bona fide offer received by the lessor from a third party at any time during the term of the leases. The Company may be obligated to repurchase the property upon the event of a breach of certain covenants or occurrence of certain other events.

     DEBT ASSUMED IN LRS MERGER: In connection with the LRS Merger, the Company assumed debt. Such debt totaled $34,311 at September 30, 1997. This amount consisted of senior debt of $14,450, $18,000 of subordinated debt and other debt of $1,861 primarily pertaining to various capital leases and a mortgage. Both the senior and subordinated debt were payable to certain stockholders of LRS. All of these financing arrangements were extinguished simultaneously with the LRS Merger.

     MATURITIES OF LONG-TERM DEBT: As of September 30, 1999, maturities of long-term debt, including capital leases, are as follows:

                                                                SEPTEMBER 30,
                           FISCAL                                   1999
                           ------                               -------------
2000........................................................      $  1,571
2001........................................................        14,461
2002........................................................       140,487
2003........................................................        48,491
2004........................................................        71,237
Thereafter..................................................         8,771
                                                                  --------
                                                                  $285,018
                                                                  ========

     For purposes of this disclosure, 2002 includes full repayment of the SDS allocation of the Revolving Credit Facility at its September 30, 1999 balance of $83,720.

(8) LEASE COMMITMENTS

     As of September 30, 1999, minimum rentals, excluding rent payments under the Sale/Leaseback described in note 7, under capital and noncancellable operating leases consisting primarily of machinery and equipment, and building leases are:

                           FISCAL                               CAPITAL    OPERATING
                           ------                               -------    ---------
2000........................................................     $245       $ 3,847
2001........................................................       70         3,167
2002........................................................        5         1,750
2003........................................................       --         1,514
2004........................................................       --         1,419
Thereafter..................................................       --         4,915
                                                                 ----       -------
                                                                 $320       $16,612
                                                                            =======
Less amounts representing interest..........................       46
                                                                 ----
Present value of net minimum lease payments.................      274
Less current portion........................................      212
                                                                 ----
Long-term obligations under capital leases..................     $ 62
                                                                 ====

     Amortization of assets held under capital leases is included with depreciation expense.

     Rental expense under operating leases was $3,524 $3,084 and $3,794 in 1997, 1998 and 1999, respectively.

(9) FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of financial instruments approximate fair value due to the short maturity of those instruments except as follows:

     Long-Term Debt

     TERM LOAN FACILITY AND REVOLVING CREDIT FACILITY: The fair value was determined by estimating the interest rate margins (the premium over the Eurodollar Rate) on each of the Company's allocation of the Tranche A Term Loan Facility, Tranche B Term Loan Facility and the Revolving Credit Facility for companies with credit risk similar to that of the Company. In 1999 the Company's spread over the Eurodollar Rate was 75 basis points for the Tranche A Term Loan Facility and the Revolving Credit Facility and a spread of the Eurodollar Rate plus 200 basis points on the Tranche B Term Loan Facility.

     SALE/LEASEBACK: The fair value was determined by estimating the interest rate at which the Company could refinance the Sale/Leaseback given the same maturity period.

                                              SEPTEMBER 30,             SEPTEMBER 30,
                                                   1998                      1999
                                          ----------------------    ----------------------
                                          REPORTED    ESTIMATED     REPORTED    ESTIMATED
                                           AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                          --------    ----------    --------    ----------
Long-term debt
  (including current portion).........    $263,695     $263,716     $285,018     $281,018
                                          ========     ========     ========     ========

     DERIVATIVES: The Company uses derivative financial instruments to manage its foreign currency exposures. The Company does not hold or issue financial instruments for trading purposes. The notional amounts of these contracts do not represent amounts exchanged by the parties and, thus, are not a measure of the Company's risk. The net amounts exchanged are calculated on the basis of the notional amounts and other terms of the contracts, such as interest rates or exchange rates, and only represent a small portion of the notional amounts. The credit and market risk under these agreements is minimized through diversification among counter parties with high credit ratings. Depending on the item being hedged, gains and losses on derivative financial instruments are either recognized in the results of operations as they accrue or are deferred until the hedged transaction occurs. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. Accordingly, changes in the market value of the derivative are highly correlated with changes in the market value of the underlying hedged item at the inception of the hedge and over the life of the hedge contract.

     FOREIGN EXCHANGE CONTRACTS: The Company enters into foreign exchange hedging contracts to hedge certain sales commitments and loans made to foreign affiliates denominated in foreign currencies. The term of these contracts is less than one year. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from foreign activities will be adversely affected by changes in exchange rates. The recognition of gains and losses on contracts entered into to hedge sales commitments are included in net income as an adjustment to net sales. At September 30, 1998 and 1999, the Company had no foreign exchange option contracts.

(10) EMPLOYEE BENEFIT PLANS

     Effective September 30, 1999, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This standard only modifies the financial statement presentation of the Company's pension and post retirement benefit obligations and does not impact measurement of such obligations.

     PENSION AND OTHER POSTRETIREMENT BENEFITS: The Company participates in various defined benefit pension plans covering substantially all of its U.S. employees. The benefits are generally based on various formulas, the principal factors of which are years of service and compensation. The Company's funding policy is to generally make annual contributions in excess of the minimum required contributions required by applicable regulations in order to avoid any PBGC variable premium payments. Plan assets are invested primarily in U.S. stocks, bonds and international stocks. In addition to the defined benefit plans, the Company provides certain health care benefits for certain Kerr Corporation employees which are funded as costs are incurred. These eligible employees who reached age 55 prior to January 1, 1996 will become eligible for postretirement health care only if they reach retirement age while working for the Company. The Company accrues, as current costs, the future lifetime retirement benefits for qualifying active employees. The postretirement health care plans for Kerr Corporation, an affiliate of the Company, currently follow a policy instituted by the predecessor of Sybron International Corporation in 1986 where the Company's contributions were frozen at the levels equal to Kerr Corporation's contributions on December 31, 1988, except where collective bargaining agreements prohibited such a freeze. Employees of SDS are also part of a retirement security pension plan which will be retained by Sybron International. After the spin-off, SDS will duplicate this plan and will retain the pension liabilities for all qualifying active SDS employees and future retiring employees and their dependents.

     The following assumptions were used in determining the funded status of the Company's defined benefit pension plans:

                                                                1998    1999
                                                                ----    ----
Discount rate...............................................    7.0%    7.75%
Rate of increase in compensation levels.....................      4%       4%
Expected long-term rate of return on assets.................     10%      10%

     The following assumptions were used in determining the accumulated postretirement benefit obligation of the Company's postretirement healthcare plans.

                                                                1998     1999
                                                                ----     ----
Discount rate...............................................    6.75%    7.75%
Average increase in medical costs...........................     5.5%     5.5%

                                                             PENSION BENEFITS       OTHER BENEFITS
                                                            ------------------    ------------------
                                                             1998       1999       1998       1999
                                                             ----       ----       ----       ----
Change in benefit obligations:
  Obligations at beginning of year......................    $20,047    $23,908    $ 3,720    $ 4,186
  Service cost..........................................      1,404      1,645        103        129
  Interest cost.........................................      1,521      1,707        270        274
  Plan amendments.......................................         --        471         --         --
  Actuarial (gain) loss.................................      1,812     (1,990)       477        659
  Benefit payments......................................       (579)      (626)      (384)      (430)
  Foreign exchange rates................................       (297)        (4)        --         --
                                                            -------    -------    -------    -------
  Obligations at end of year............................    $23,908    $25,111    $ 4,186    $ 4,818
Change in fair value of plan assets:
  Fair value of plan assets at beginning of year........    $20,952    $22,663    $    --    $    --
  Actual return on plan assets..........................      2,563      1,870         --         --
  Employer contributions................................        131         85         --         --
  Benefit payments......................................       (579)      (626)        --         --
  Foreign exchange rates................................       (404)        (6)        --         --
                                                            -------    -------    -------    -------
  Fair value of plan assets at end of year..............    $22,663    $23,986    $    --    $    --
Funded status:
  Funded status at end of year..........................    $(1,245)   $(1,125)   $(4,186)   $(4,818)
  Unrecognized transition asset.........................       (121)      (126)        --         --
  Unrecognized prior service cost.......................        295        772         --         --
  Unrecognized (gain) loss..............................      1,382       (249)      (357)       271
  Remaining excess of fair value of plan assets over
     projected benefit obligation recognized as a result
     of the 1987 acquisition of Sybron Corporation......      1,137      1,067         --         --
                                                            -------    -------    -------    -------
Net amount recognized at end of year....................    $ 1,448    $   339    $(4,543)   $(4,547)
                                                            =======    =======    =======    =======

     The following table provides the amounts recognized in the Company's combined balance sheets:

                                                              PENSION BENEFITS      OTHER BENEFITS
                                                              ----------------    ------------------
                                                               1998      1999      1998       1999
                                                               ----      ----      ----       ----
Prepaid (accrued) benefit cost............................    $3,455    $3,731    $(4,543)   $(4,547)
Accrued benefit liability.................................    (5,068)   (4,459)        --         --
Intangible asset..........................................       243        --         --         --
Accumulated other comprehensive income-minimum pension
  liability adjustment....................................     1,681        --         --         --
Remaining excess of fair value of plan assets over
  projected benefit obligation recognized as a result of
  the 1987 acquisition of Sybron Corporation..............     1,137     1,067         --         --
                                                              ------    ------    -------    -------
Net amount recognized in other noncurrent assets or
  (liabilities) at September 30...........................    $1,448    $  339    $(4,543)   $(4,547)
                                                              ======    ======    =======    =======

     The following table provides disclosure of the net periodic benefit cost:

                                                          PENSION BENEFITS            OTHER BENEFITS
                                                     --------------------------    --------------------
                                                      1997      1998      1999     1997    1998    1999
                                                      ----      ----      ----     ----    ----    ----
Service cost.....................................    $1,353    $1,404    $1,645    $ 95    $103    $129
Interest cost....................................     1,503     1,522     1,707     252     270     274
Expected return on plan assets...................    (1,774)   (2,183)   (2,265)     --      --      --
Amortization of transition asset.................        --         4         4      --      --      --
Amortization of prior service cost...............        20        (6)       (6)     --      --      --
Amortization of net loss.........................        83        (4)       35      --      --      31
                                                     ------    ------    ------    ----    ----    ----
Net periodic benefit cost........................    $1,185    $  737    $1,120    $347    $373    $434
                                                     ======    ======    ======    ====    ====    ====

     In 1998, accumulated benefit obligations exceeded the fair value of plan assets in the retirement security plan by approximately $924. There were no plans with accumulated benefit obligations in excess of fair value of plan assets at September 30, 1999.

     An increase of one percentage point in the per capita cost of health care costs associated with the plans for which the Company contributions are not frozen would increase the accumulated postretirement benefit obligation and service and interest cost components as of September 30, 1999 by approximately $787 and $76, respectively.

     Because more than 60% of the 1997, 1998 and 1999 net periodic postretirement benefit costs relate to interest costs, the Company has classified such interest costs as interest expense. This results in a non-cash increase in interest expense of approximately $252, $270 and $274 in 1997, 1998 and 1999, respectively.

     SAVINGS PLANS: Employees in the United States are eligible to participate in contributory savings plans maintained by the Company under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Company matching contributions under the plans, net of forfeitures, were approximately $969, $1,080 and $1,274 for 1997, 1998 and 1999, respectively.

(11) RESTRUCTURING AND MERGER AND INTEGRATION CHARGES

     In June 1998, the Company recorded a restructuring charge of approximately $14,600 (approximately $10,700 after tax) for the rationalization of certain acquired companies, combination of certain duplicate production facilities, movement of certain customer service and marketing functions, and the exiting of several product lines. The restructuring charge was classified as components of cost of sales (approximately $4,600 relating to the write-off of inventory discussed below), selling, general and administrative expenses (approximately $9,200) and income tax expense (approximately $700).

     Restructuring activity since June 30, 1998 and its components are as follows:

                                                 LEASE     SHUT-DOWN   INVENTORY   FIXED           CONTRACTUAL
                                    SEVERANCE   PAYMENTS     COSTS     WRITE-OFF   ASSETS   TAX    OBLIGATIONS
                                       (A)        (B)         (B)         (C)       (C)     (D)        (E)       OTHER     TOTAL
                                    ---------   --------   ---------   ---------   ------   ---    -----------   -----     -----
1998 Restructuring Charge.........   $4,300       $300       $400       $4,600     $1,300   $700      $900       $2,100   $14,600
1998 Cash Payments................    1,800         --        100           --         --     --       300        1,400     3,600
1998 Non-Cash Charges.............       --         --         --        4,600      1,300     --        --           --     5,900
                                     ------       ----       ----       ------     ------   ----      ----       ------   -------
September 30, 1998 balance........   $2,500       $300       $300       $   --     $   --   $700      $600       $  700   $ 5,100
1999 Cash Payments................    1,300        300        300           --         --     --       300          400     2,600
Adjustments(a)....................    1,200         --         --           --         --     --        --           --     1,200
                                     ------       ----       ----       ------     ------   ----      ----       ------   -------
September 30, 1999 balance........   $   --       $ --       $ --       $   --     $   --   $700      $300       $  300   $ 1,300
2000 Cash Payments (unaudited)....       --         --         --           --         --     --       300          100       400
                                     ------       ----       ----       ------     ------   ----      ----       ------   -------
June 30, 2000 balance
  (unaudited).....................   $   --       $ --       $ --       $   --     $   --   $700      $ --       $  200   $   900
                                     ======       ====       ====       ======     ======   ====      ====       ======   =======

---------------
(a) Amount represents severance and termination costs for approximately 100 terminated employees (primarily sales and marketing personnel). As of September 30, 1999, 87 employees have been terminated as a result of the restructuring plan. An adjustment of approximately $1,200 was made in the third quarter of fiscal 1999 to adjust the accrual primarily representing over accruals for anticipated costs associated with outplacement services, accrued fringe benefits, and severance associated with employees who were previously notified of termination and subsequently filled other Company positions. No additional employees will be terminated under this restructuring plan.

(b) Amount represents lease payments and shutdown costs on exited facilities.

(c) Amount represents write-offs of inventory and fixed assets associated with discontinued product lines.

(d) Amount represents a statutory tax relating to assets transferred from an exited sales facility in Switzerland.

(e) Amount represents certain terminated contractual obligations.

     The Company expects to make future cash payments of approximately $200 in fiscal 2000 and approximately $700 in fiscal 2001 and beyond.

     In 1998, the Company incurred $10,507 (approximately $6,400 after tax or $.06 per share on a diluted basis) of costs associated with the merger, transition and integration of the "A" Company (See note 14). Components of the Company's $10,507 of merger and integration costs include severance obligations and certain transaction related compensation predominantly pursuant to existing employment agreements (approximately $4,000), transition expenses of moving from "A" Company's San Diego, California offices to existing offices in Orange, California, including relocating certain employees, relocating equipment and notifying customers (approximately $1,800), legal, accounting and environmental assessment fees (approximately $1,500), redundant terminated unrelated third party consulting contracts (approximately $1,000) and other miscellaneous integration costs (approximately $2,200). All merger, transition and integration costs were recognized as incurred.

     In 1999, the Company incurred $2,569 ($1,618 after tax), of costs associated with the Pinnacle Merger principally related to non-shareholder compensation (approximately $1,900) and with the continued integration of "A" Company into Ormco (approximately $700). All merger and integration costs were recognized as incurred. The Company does not expect any additional merger and integration costs associated with the Pinnacle Merger or the integration of "A" Company.

(12) COMMITMENTS AND CONTINGENT LIABILITIES

     The Company or its affiliates are at any one time parties to a number of lawsuits or subject to claims arising out of their respective operations, including products liability, patent and trademark or other intellectual property infringement, contractual liability, workplace safety and environmental claims and cases, some of which involve claims for substantial damages. The Company and its affiliates are vigorously defending lawsuits and other claims against them. Based upon the insurance available under an insurance program and the potential for liability with respect to claims which are uninsured, the Company believes that any liabilities which might reasonably be expected to result from any of the pending cases and claims would not have a material adverse effect on the results of operations or financial condition of the Company. There can be no assurance as to this, however, or that litigation having such a material adverse effect will not arise in the future. The Company does not reduce legal or contractual liabilities for possible recoveries from insurance companies.

(13) TRANSACTIONS WITH SYBRON INTERNATIONAL

     CASH MANAGEMENT AND ADVANCES: Sybron International manages the cash not considered necessary for current operating requirements of its subsidiaries, including the operations of SDS. Cash collected from and cash payments to the operations of SDS are collected or funded from a centralized treasury operation and are either credited or charged to SDS. Advances to and collections from SDS are indirectly charged or credited with interest as such advances to or collections from SDS are applied to borrowings or repayments under the Credit Facilities. On an annual basis, outstanding balances are cleared via an intercompany dividend to or capital contribution from Sybron International. (See note 7 for interest charges at SDS).

     DIVIDENDS PAID TO SYBRON INTERNATIONAL: See combined statements of changes in stockholder's equity.

     SYBRON INTERNATIONAL CREDIT FACILITIES: Sybron International has historically recorded a portion of its outstanding debt (and associated interest expense) under its Credit Facilities to certain of its subsidiaries, including the operations of SDS. SDS's historical debt outstanding under the Credit Facilities at September 30, 1998 and 1999 was $251,500 and $273,192, respectively. SDS's historical interest expense was $13,822, $16,732 and $15,420 in 1997, 1998 and 1999, respectively.

     SYBRON INTERNATIONAL CHARGES: Sybron International allocates its corporate office, general and administrative expenses to its subsidiaries. SDS's share of such costs amounted to $3,617, $3,620 and $4,228 in 1997, 1998 and 1999,
respectively. Services performed at the corporate office generally benefit the domestic operations, and therefore Sybron International corporate office, general and administrative expenses are allocated based on SDS's domestic revenues as a percentage of total Sybron International domestic revenues. Because general and administrative expenses at Sybron International generally benefit domestic operations, Sybron International considers this method to be a reasonable basis for allocation.

     Incremental annual costs directly attributable to the spin-off that will be incurred by SDS on an ongoing basis as a publicly held, independent company would have been approximately $4,000 in compensation and related costs for employees to perform functions that have historically been performed at Sybron International's corporate headquarters (treasury, tax, reporting, insurance, legal, etc.). These functions were performed on a consolidated Sybron International basis and will need to be duplicated at SDS as a result of the transaction. SDS also would have incurred, on an annual basis, corporate governance costs, stock transfer agent costs, incremental professional fees, and other costs annually aggregating approximately $2,500. The adjustments are based upon actual historical cost experience of Sybron International applied to SDS. Although the adjustments are based upon available historical information, SDS may incur greater or lower than expected selling, general and administrative expenses in connection with operating a stand-alone company.

     INTERCOMPANY LOANS WITH SYBRON INTERNATIONAL: Loans due from (to) Sybron International at September 30, 1997, 1998 and 1999 were as follows:

                                                     AMOUNT    RATE     MATURITY
                                                     ------    ----     --------
1997:
Sybron Holdings A/S..............................    18,470    8.00%    On Demand
Sybron Deutchland GmbH...........................       583    6.25%    12/31/97
Sybron Deutchland GmbH...........................       470    3.75%    On Demand
Erie Electroverre................................    (2,152)   3.75%     12/1/97
1998:
Sybron Holdings A/S..............................    21,098    8.00%    On Demand
Sybron Deutchland GmbH...........................       342    6.50%    12/31/98
Sybron Deutchland GmbH...........................     1,497    6.50%     8/3/99
Sybron Deutchland GmbH...........................       493    3.75%    On Demand
1999:
Sybron Holdings A/S..............................    11,472    5.50%    On Demand
Electrothermal...................................     1,647    8.00%     8/9/00
Sybron Deutchland GmbH...........................     1,367    6.50%     8/3/00
Sybron U.K. .....................................       554    8.00%     7/30/00
Sybron Deutchland GmbH...........................       454    3.75%    On Demand
Sybron Deutchland GmbH...........................       110    6.50%    12/31/99
Nalge U.K. ......................................    (1,071)   0.00%      None

(14) ACQUISITIONS

     The Company has completed seven acquisitions and two mergers since the beginning of 1997. The acquired companies are all engaged in businesses related to the Company.

     1997

     During 1997, the Company completed the acquisition of Precision Rotary Instruments ("PRI") for approximately $7,700 (which was not significant). This acquisition was accounted for as a purchase. The results of PRI were included as of the date it was acquired. The following table outlines sales and operating income for the most recent available twelve-month period prior to acquisition, and total assets at the most recent available date prior to acquisition. Additional goodwill of approximately $11,700 was recorded in 1997 from the PRI acquisition and from payments under earnout provisions from previous years' acquisitions of approximately $4,900.

                                                            OPERATING    TOTAL       TYPE OF
       BUSINESS SEGMENT               DATE         SALES     INCOME      ASSETS    ACQUISITION
       ----------------               ----         -----    ---------    ------    -----------
Company Acquired
PROFESSIONAL DENTAL:
-----------------
Precision Rotary
  Instruments.................    February 1997    4,361       975       1,198        Asset

---------------
See note 15 for a description of business segments.

     1998

     During 1998, the Company completed four acquisitions for cash. In addition, the Company completed one transaction for stock (the "LRS Merger"). The aggregate cash purchase price of the acquisitions, (none of which individually or aggregated was significant) was approximately $47,400. The Company may be subject to future purchase price adjustments based upon earnout provisions under two of the purchase and sale agreements. Such earnout provisions had a maximum potential payout of approximately $4,800. The earnout provisions are subject to the achievement of certain financial goals and are not contingent upon employment. The earnouts, if achieved, are payable in the years 1999 through 2001 and will be accounted for as additional goodwill. Earnout payments of approximately $2,900 were made in 1998, $1,800 for a 1999 acquisition and $1,100 for previous years' acquisitions. All cash acquisitions were accounted for as purchases. The results of the cash acquisitions were included as of the date they were acquired. The LRS Merger, a merger between LRS Acquisition Corp. ("LRS"), the parent of "A" Company Orthodontics ("A" Company), and a subsidiary of the Company formed for that purpose, was accounted for as a pooling of interests. Under the terms of the merger agreement LRS shareholders received 3,215,982 shares of the Parent's Common Stock (valued at approximately $88,200 based on the Parent's closing price on April 9, 1998) for all of the outstanding shares of LRS. The LRS Merger has been accounted for as a pooling of interests. Results from LRS are included as of October 1, 1994, the first full year of LRS' operations. The following table outlines sales and operating income for the most recent available twelve-month period prior to acquisition, and total assets at the most recent available date prior to acquisition, for each of the acquired companies accounted for as purchases. The total goodwill for the acquired companies and earnouts from previous years' acquisitions was $45,603. In the first nine months of fiscal 2000, an earnout payment of approximately $1,000 was made, reducing the maximum future earnout payments from 1998 acquisitions to $2,000.

                                                         OPERATING    TOTAL       TYPE OF
     BUSINESS SEGMENT             DATE         SALES      INCOME      ASSETS    ACQUISITION
     ----------------             ----         -----     ---------    ------    -----------
Company Acquired
ORTHODONTICS:
-----------
Ormodent Group............    December 1997    21,545      1,797      10,332       Stock
Tycom Dental
  Corporation.............        July 1998     8,000        N/A       2,380       Asset
INFECTION CONTROL
  PRODUCTS:
-----------------------
Viro Research
  International, Inc......    February 1998     3,266        337       1,076       Stock
The high level
  disinfectant/ sterilant
  business of Cottrell
  Ltd.....................        July 1998     7,500        N/A         366       Asset

---------------
See note 15 for a description of business segments.

     1999

     Acquisitions

     During 1999, the Company completed two acquisitions for cash. In addition, the Company completed one transaction for stock (the "Pinnacle Merger"). The aggregate cash price of the acquisitions (none of which individually or aggregated was significant) was approximately $10,600. The Company may be subject to future purchase price adjustments based upon an earnout provision under one of the purchase and sale agreements. Such earnout provision has a maximum potential payout of approximately $2,000. The earnout provision is subject to the achievement of certain financial goals and is not contingent upon employment. The earnout, if achieved, is payable in the years 2000 through 2002 and will be accounted for as additional goodwill. Earnout payments of approximately $4,900 were made in 1999. All cash acquisitions were accounted for as purchases. The results of the cash acquisitions were included as of the date they were acquired. The Pinnacle Merger, a merger between Pinnacle Products of Wisconsin, Inc. ("Pinnacle") and a subsidiary of Sybron International formed for that purpose, was accounted for as a pooling of interests. Results from Pinnacle are included from the first day of the first reporting periods. The following table outlines sales and operating income for the most recent date prior to the acquisition, and total assets at the most recent available date prior to acquisition, for each of the acquired companies. The type of acquisition refers to whether the Company purchased assets or the stock of the acquired companies. The total goodwill for the acquired companies including earnout payments for prior years' acquisitions was $14,200.

                                                            OPERATING    TOTAL       TYPE OF
         BUSINESS SEGMENT               DATE       SALES     INCOME      ASSETS    ACQUISITION
         ----------------               ----       -----    ---------    ------    -----------
Company Acquired
ORTHODONTIC:
-----------
Endo Direct Ltd...................    July 1999      338          8        395        Stock
INFECTION CONTROL PRODUCTS:
-----------------------
Alden Scientific, Inc. and
  Gulfstream Medical, Inc.........    July 1999    3,519      1,569      1,058        Asset

---------------
See note 15 for a description of business segments.

     On October 29, 1998, Sybron completed the merger of Pinnacle Products of Wisconsin, Inc. ("Pinnacle") and a subsidiary of Sybron International formed for that purpose (the "Pinnacle Merger") and a related purchase of real estate used in Pinnacle's operations. Pinnacle is a manufacturer of dental disposable infection control products and is included in the Professional Dental business segment.

     Under the terms of the merger agreement and the related real estate purchase agreement the Pinnacle shareholder received 1,897,418 shares of the Parent's common stock, including 50,461 shares for the purchase of the real estate owned by the shareholder and used in the operations of Pinnacle. The Pinnacle Merger and related real estate transaction was valued at approximately $46,000 (based on the Parent's closing stock price on October 29, 1998).

     The merger has been accounted for as a pooling of interests. Accordingly, the Company's historical financial information was restated to include the financial results of Pinnacle. Pinnacle was an S corporation for income tax purposes and therefore did not pay U.S. federal income taxes. Pinnacle has been included in the Company's U.S. federal income tax return effective October 29, 1998.

     Separate net sales and net income amounts of the merged entities are presented in the following table. In addition, the table includes pro forma net income, which reflects the elimination of the nonrecurring merger and integration costs and the inclusion of income tax expense.

                                                                  YEAR ENDED
                                                                SEPTEMBER 30,
                                                             --------------------
                                                               1997        1998
                                                               ----        ----
Net sales:
  The Company............................................    $347,791    $355,077
  Pinnacle...............................................      10,906      11,809
                                                             --------    --------
Total....................................................    $358,697    $366,886
                                                             ========    ========
Net income:
  The Company............................................    $ 31,801    $ 21,740
  Pinnacle...............................................       4,994       5,756
                                                             --------    --------
  Pinnacle pro forma income tax expense(a)...............      (1,998)     (2,302)
                                                             --------    --------
Pro forma net income.....................................    $ 34,797    $ 25,194
Pinnacle pro forma income tax expense(a).................       1,998       2,302
                                                             --------    --------
Net income as reported...................................    $ 36,795    $ 27,496
                                                             ========    ========

---------------
(a) Prior to the merger, Pinnacle was an S corporation and, therefore, income tax expense was not reflected in its historical net income.

     The following pro forma financial information presents the combined results of the operations of the Company and the purchased businesses referred to above as if the 1999 acquisitions had occurred as of the beginning of 1998, after giving effect to certain adjustments, including amortization of goodwill, additional depreciation expense, increased interest expense on debt related to the acquisition and related tax effects. The pro forma information does not necessarily reflect the results of operations that would have occurred had the Company and the purchased companies listed above constituted a single entity during such periods.

                                                                  YEAR ENDED
                                                                SEPTEMBER 30,
                                                             --------------------
                                                               1998        1999
                                                               ----        ----
Net sales................................................    $370,743    $391,097
                                                             ========    ========
Net income...............................................    $ 29,230    $ 49,918
                                                             ========    ========

     Subsequent to September 30, 1999, the Company completed three acquisitions for cash which were accounted for as purchases. The aggregate purchase price of the acquisitions for the year to date periods (which are not significant, individually or in the aggregate), net of cash acquired, was approximately $16,800. There are no future purchase price adjustments with respect to earnout provisions for any of these transactions. The results of these acquisitions were included as of the date they were acquired. The total goodwill and intangibles for the nine month period ended June 30, 2000 for these acquired companies was approximately $15,900 and will be amortized over 5 to 20 years. The following unaudited table outlines the sales, operating income and total assets for the most recent available twelve-month period prior to each cash acquisition.

                                                       (UNAUDITED)
                                                         OPERATING    TOTAL       TYPE OF
     BUSINESS SEGMENT             DATE         SALES      INCOME      ASSETS    ACQUISITION
     ----------------             ----         -----     ---------    ------    -----------
Company Acquired
PROFESSIONAL DENTAL:
--------------------------
Safe-Wave, Inc............    February 2000    $4,046      $869       $1,269    Stock
ORTHODONTICS:
--------------------------
Pro Positioners, Inc......    December 1999    $5,405      $529       $2,338    Stock
LPI Ormco.................    October 1999     $  300       N/A          N/A    Asset

---------------
See note 15 for a description of business segments.

     The following pro forma financial information presents the combined results of the operations of the Company and the purchased businesses referred to above as if the 2000 acquisitions had occurred as of the beginning of 1999, after giving effect to certain adjustments, including amortization of goodwill, additional depreciation expense, increased interest expense on debt related to the acquisition and related tax effects. The pro forma information does not necessarily reflect the results of operations that would have occurred had the Company and the purchased companies listed above constituted a single entity during such periods.

                                                      YEAR ENDED       NINE MONTHS
                                                     SEPTEMBER 30,    ENDED JUNE 30,
                                                         1999              2000
                                                     -------------    --------------
Net sales........................................      $397,927          $309,612
                                                       ========          ========
Net income.......................................      $ 46,713          $ 34,617
                                                       ========          ========

(15) SEGMENT INFORMATION

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for financial statements for periods beginning after December 15, 1997. SFAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual and interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company adopted SFAS 131 in 1999 and has restated the previously reported annual segment operating results to conform to the Statement's management approach and to reflect the Pinnacle Merger.

     The Company's operating affiliates are engaged in the manufacture and sale of dental products in the United States and other countries. Dental products are categorized in the business segments of a) Professional Dental, b) Orthodontics and c) Infection Control Products. A description of the business segments follows:

     Products in the Professional Dental business segment include light cured composite filling materials and bonding agents, amalgam alloy filling materials, dental burs, impression materials, and curing lights used in general dentistry, filling materials, instruments and sealers used in endodontics, waxes, specialty burs, investment and casting materials, equipment and accessories used in dental laboratories and disposable infection control products for dental equipment.

     Products in the Orthodontics business segment include a broad range of orthodontic appliances such as brackets, bands and buccal tubes, wires and elastomeric products. Brackets, bands, buccal tubes and wires are manufactured from a variety of metals to exacting specifications for standard use or to meet the custom specifications of a particular orthodontist. Elastomeric orthodontic products include rubberbands and power chains to consolidate space. Products in this area also include orthodontic instruments and general orthodontic supply products. Orthodontics also includes certain endodontic products.

     Products in the Infection Control Products business segment include high level disinfectants and sterilants, and enzymatic cleaners and instrument care solutions for medical and dental instruments, surface disinfectant products and antimicrobial skincare products for medical and dental use.

     Segment data as presented here differs from previously reported segment data due to different rules in the preparation of such segment data. Data included in previous Sybron International filings was prepared under the rules of Financial Accounting Statement No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires a management approach, that is, the way management organizes the operating segments within the company for making decisions and assessing performance. Data prepared in these financial statements are prepared under the rules of Statement of Accounting Bulletin Topic 1.B. 1. question 1 ("SAB 1.B.1") which says the financial statements should be prepared to reflect all of a segment's costs of doing business. The difference is primarily due to the allocation of corporate office, general and administrative expenses under SAB 1.B.1, which were included in the "other" column in the financial statements of Sybron International and were not allocated under the guidance of SFAS 131. See note 13.

     Information on these business segments is summarized as follows:

                                                                            INFECTION
                                            PROFESSIONAL                     CONTROL                      TOTAL
                                               DENTAL       ORTHODONTICS    PRODUCTS     ELIMINATIONS      SDS
                                            ------------    ------------    ---------    ------------     -----
1997
Revenues
  External customer.....................      $185,831        $158,107       $14,759       $    --       $358,697
  Intersegment..........................         1,431           3,290            --        (4,721)            --
                                              --------        --------       -------       -------       --------
       Total revenues...................      $187,262        $161,397       $14,759       $(4,721)      $358,697
                                              ========        ========       =======       =======       ========
Gross profit............................       102,847          94,674         8,334            --        205,855
Selling, general and admin..............        57,621          63,252         4,928            --        125,801
Operating income........................        45,226          31,422         3,406            --         80,054
Depreciation and amortization...........         8,250           7,404           522            --         16,176
Interest income -- Sybron
  International.........................           123           1,519            --            --          1,642
Interest expense........................        10,804           8,585             3            --         19,392
Expenditures for property, plant and
  equipment.............................        11,370           1,124            88            --         12,582
1998
Revenues:
  External customer.....................      $188,334        $162,510       $16,042       $    --       $366,886
  Intersegment..........................           813           4,023            --        (4,836)            --
                                              --------        --------       -------       -------       --------
       Total revenues...................      $189,147        $166,533       $16,042       $(4,836)      $366,886
                                              ========        ========       =======       =======       ========
Gross profit............................       108,979          93,697         8,625            --        211,301
Selling, general and admin..............        61,413          78,673         6,679            --        146,765
Operating income........................        47,566          15,024         1,946            --         64,536
Depreciation and amortization...........         7,783           7,831           989            --         16,603
Interest income -- Sybron
  International.........................           165           1,333            --            --          1,498
Interest expense........................        13,336           6,858             1            --         20,195
Segment assets..........................       225,788         204,082        46,417            --        476,287
Expenditures for property, plant and
  equipment.............................         5,470           4,039            72            --          9,581

                                                                            INFECTION
                                            PROFESSIONAL                     CONTROL                      TOTAL
                                               DENTAL       ORTHODONTICS    PRODUCTS     ELIMINATIONS      SDS
                                            ------------    ------------    ---------    ------------     -----
1999
Revenues:
  External customer.....................      $191,923        $169,901       $26,352       $    --       $388,176
  Intersegment..........................           592           3,967            --        (4,559)            --
                                              --------        --------       -------       -------       --------
       Total revenues...................      $192,515        $173,868       $26,352       $(4,559)      $388,176
                                              ========        ========       =======       =======       ========
Gross profit............................       105,964         105,448        14,208            --        225,620
Selling, general and admin..............        62,406          58,327        10,581            --        131,314
Operating income........................        43,558          47,121         3,627            --         94,306
Depreciation and amortization...........         8,499           7,656         1,311            --         17,466
Interest income -- Sybron
  International.........................           144           1,007            --            --          1,151
Interest expense........................        12,032           5,041             1            --         17,074
Segment assets..........................       229,670         222,204        63,440            --        515,314
Expenditures for property, plant and
  equipment.............................         6,571           6,116           333            --         13,020
NINE MONTHS ENDED JUNE 30, 1999
Revenues:
  External customer.....................      $140,303        $127,009       $17,744       $    --       $285,056
  Intersegment..........................           475           3,214            --        (3,689)            --
                                              --------        --------       -------       -------       --------
       Total revenues...................      $140,778        $130,223       $17,744       $(3,689)      $285,056
                                              ========        ========       =======       =======       ========
Gross profit............................        78,440          78,672         9,729            --        166,841
Selling, general and admin..............        47,936          43,628         7,630            --         99,194
Operating income........................        30,504          35,044         2,099            --         67,647
NINE MONTHS ENDED JUNE 30, 2000
Revenues:
  External customer.....................      $156,273        $131,030       $19,362            --       $306,665
  Intersegment..........................           687           4,391            28        (5,106)            --
                                              --------        --------       -------       -------       --------
       Total revenues...................      $156,960        $135,421       $19,390       $(5,106)      $306,665
                                              ========        ========       =======       =======       ========
Gross profit............................        88,921          80,236         9,295            --        178,452
Selling, general and admin..............        46,301          47,205         8,232            --        101,738
Operating income........................        42,620          33,031         1,063            --         76,714
Segment assets..........................       268,426         242,940        65,827            --        577,193

     The Company's international operations are conducted principally in Europe. Inter-geographic sales are made at prices approximating market.

                                                      1997        1998        1999
                                                      ----        ----        ----
Net Sales:
United States:
  Customers.....................................    $208,459    $216,463    $225,754
  Inter-geographic..............................      13,076      14,357      14,527
                                                    --------    --------    --------
                                                     221,535     230,820     240,281
                                                    --------    --------    --------
Europe:
  Customers.....................................      74,209      84,363      86,975
  Inter-geographic..............................      50,193      53,052      42,497
                                                    --------    --------    --------
                                                     124,402     137,415     129,472
                                                    --------    --------    --------
All other areas:
  Customers.....................................      76,029      66,060      75,447
  Inter-geographic..............................      10,885      11,150      11,966
                                                    --------    --------    --------
                                                      86,914      77,210      87,413
Inter-geographic sales..........................     (74,154)    (78,559)    (68,990)
                                                    --------    --------    --------
       Total net sales..........................    $358,697    $366,886    $388,176
                                                    ========    ========    ========
Net Property:
  United States.................................    $ 42,049    $ 37,418    $ 38,628
  Europe........................................       2,504       3,727       3,763
  All other areas...............................       8,931      13,276      15,097
                                                    --------    --------    --------
  Total net property............................    $ 53,484    $ 54,421    $ 57,488
                                                    ========    ========    ========

(16) COMPREHENSIVE INCOME

     Effective October 1, 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which modifies the financial statement presentation of comprehensive income and its components. SFAS 130 requires that a combined statement of comprehensive income be included in the combined financial statements to present all changes in stockholder's equity in the periods presented other than changes resulting from transactions relating to the Company's stock. The components of other comprehensive income (loss) consist of translation adjustments and minimum pension liability adjustments and are included on the statement of stockholder's equity.

(17) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                 FIRST      SECOND      THIRD      FOURTH      TOTAL
                                                QUARTER    QUARTER     QUARTER    QUARTER       YEAR
                                                -------    -------     -------    -------      -----
1998
Net sales...................................    $90,568    $ 91,469    $88,293    $ 96,556    $366,886
                                                =======    ========    =======    ========    ========
Gross profit................................    $53,050    $ 53,355    $46,519    $ 58,377    $211,301
                                                =======    ========    =======    ========    ========
Net income (loss)...........................    $ 9,452    $  9,763    $(4,505)   $ 12,786    $ 27,496
                                                =======    ========    =======    ========    ========

                                                 FIRST      SECOND      THIRD      FOURTH      TOTAL
                                                QUARTER    QUARTER     QUARTER    QUARTER       YEAR
                                                -------    -------     -------    -------      -----
1999
Net sales...................................    $91,917    $ 96,612    $96,510    $103,137    $388,176
                                                =======    ========    =======    ========    ========
Gross profit................................    $52,365    $ 57,169    $57,290    $ 58,796    $225,620
                                                =======    ========    =======    ========    ========
Net income..................................    $ 8,600    $ 11,133    $12,484    $ 15,077    $ 47,294
                                                =======    ========    =======    ========    ========

                                                FIRST      SECOND      THIRD
                                               QUARTER    QUARTER     QUARTER
                                               -------    -------     -------
2000
Net sales..................................    $93,364    $108,315    $104,986
                                               =======    ========    ========
Gross profit...............................    $54,099    $ 63,710    $ 60,643
                                               =======    ========    ========
Net income.................................    $ 9,963    $ 13,635    $ 11,275
                                               =======    ========    ========

     Amounts in 1998 were adjusted to reflect the Pinnacle Merger. The Pinnacle Merger was accounted for as a pooling of interests. The results of operations of Pinnacle were combined with the previously reported results of the Company as if the merger occurred on the first day of the first reporting period.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Sybron International Corporation:

     On July 20, 2000, except as to note 1(q) to the combined financial statements which is as of October 4, 2000, we reported on the combined balance sheets of Sybron Dental Specialties, Inc. and affiliates as of September 30, 1998 and 1999, and the related combined statements of income, stockholder's equity, and cash flows for each of the years in the three-year period ended September 30, 1999, which are included in the Information Statement. In connection with our audits of the aforementioned combined financial statements, we also audited the related financial statement schedule as listed in Item 15. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

     In our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
                                          /s/ KPMG LLP
                                          KPMG LLP
Milwaukee, Wisconsin
July 20, 2000

                                                                     SCHEDULE II
                 SYBRON DENTAL SPECIALTIES, INC. AND AFFILIATES
                       VALUATION AND QUALIFYING ACCOUNTS
             FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999
                                 (IN THOUSANDS)

                                                                 ADDITIONS
                                                          ------------------------
                                            BALANCE AT    CHARGED TO    CHARGED TO
                                            BEGINNING     COSTS AND       OTHER                     BALANCE AT
DESCRIPTION                                  OF YEAR       EXPENSES      ACCOUNTS     DEDUCTIONS    END OF YEAR
-----------                                 ----------    ----------    ----------    ----------    -----------
Year ended September 30, 1997
  Deducted from asset accounts:
     Allowance for doubtful
       receivables......................      $1,899       $   798        $   --      $   632(a)      $2,065
                                              ======       =======        ======      =========       ======
     Inventory reserves.................      $3,994       $ 1,870        $   --      $ 1,071(b)      $4,793
                                              ======       =======        ======      =========       ======
  Legal reserves........................      $1,666       $ 1,494        $   --      $ 1,913(c)      $1,247
                                              ======       =======        ======      =========       ======
  Restructuring reserve.................      $2,046       $    --        $   --      $ 1,573(c)      $  473
                                              ======       =======        ======      =========       ======
Year ended September 30, 1998
  Deducted from asset accounts:
     Allowance for doubtful
       receivables......................      $2,065       $ 1,878        $ 87(d)     $   416(a)      $3,614
                                              ======       =======        ======      =========       ======
     Inventory reserves.................      $4,793       $ 1,409        $   --      $ 1,778(b)      $4,424
                                              ======       =======        ======      =========       ======
  Legal reserves........................      $1,247       $  (200)       $   --      $   501(c)      $  546
                                              ======       =======        ======      =========       ======
  Restructuring reserve.................      $  473       $14,600        $   --      $10,036(e)      $5,037
                                              ======       =======        ======      =========       ======
Year ended September 30, 1999
  Deducted from asset accounts:
     Allowance for doubtful
       receivables......................      $3,614       $   819        $313(d)     $ 2,168(a)      $2,578
                                              ======       =======        ======      =========       ======
     Inventory reserves.................      $4,424       $ 5,317        $   --      $ 6,530(b)      $3,211
                                              ======       =======        ======      =========       ======
  Legal reserves........................      $  546       $  (109)       $   --      $   153(c)      $  284
                                              ======       =======        ======      =========       ======
  Restructuring reserve.................      $5,037       $(1,177)       $   --      $ 2,515(f)      $1,345
                                              ======       =======        ======      =========       ======

---------------
Note: Above additions and deductions include the effects of foreign currency rate changes.

(a) Uncollectible accounts written off, net of recoveries.

(b) Inventory written off.

(c) Net disbursements.

(d) Reserves of acquired businesses.

(e) Net disbursements including write-offs of $4,600 and $1,300 for inventory and fixed assets, respectively.

(f) Net disbursements including an adjustment of $1,200 for unused severance.

                                       S-2